st.george

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

12 December 2008

RECEIVED
2008 DEC 23 A 10:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
100 F Street, NE
Washington, DC, 20549
U.S.A.

[redacted]

Attention: SEC Filing Desk

08006323

SUPPL

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- Media Release – Executive Team
- Letter to Securityholders
- SAINTS declaration of dividend
- Appendix 3Y x 6
- Appendix 3B
- Termination of DRP
- Transfer of Share Register x 2
- Media Release – Implementation of Merger
- Substantial Shareholder Notices
- ATO Ruling - VWAP
- Appendix 3Z x 9
- Appendix 3X x 5
- ASIC Forms 484, 208, 909 and 991/2

PROCESSED
DEC 30 2008
THOMSON REUTERS

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1205.

Yours sincerely

Michael Bowan
General Counsel and Secretary

12/24

Westpac

Media Release

20 November 2008

Westpac announces executive team to lead merged group

Westpac Banking Corporation Chief Executive Officer, Gail Kelly, today announced her executive team to lead the Westpac Group. The executive team will comprise:

- Greg Bartlett, Chief Executive, St.George, Retail and Business Bank
- Peter Hanlon, Group Executive, Westpac Retail and Business Banking
- Peter Clare, Group Executive, Product and Operations
- Phil Chronican, Group Executive, Institutional Banking
- Rob Coombe, Chief Executive, BT Financial Group
- Bruce McLachlan, Acting Chief Executive, Westpac New Zealand
- Brad Cooper, Group Chief Transformation Officer
- Rob Whitfield, Group Executive, Risk Management
- Phil Coffey, Chief Financial Officer
- Bob McKinnon, Group Executive, Technology
- Ilana Atlas, Group Executive, People

Mrs Kelly said that she was delighted to announce her new team ahead of the merger that will come into effect on 1 December 2008.

"It is a privilege to announce this outstanding team of high quality executives who will lead the Westpac Group over the next very important phase in our history. Each executive has proven experience in financial services and is deeply committed to the Westpac Group and its future," Mrs Kelly said.

"In particular, I welcome Greg Bartlett who has been with St.George for over 25 years and a member of its executive team for 17 years. Greg has an outstanding track record, having transformed the St.George business bank into a highly competitive organisation. He is uniquely placed to lead the St.George Retail and Business Bank, given his in-depth knowledge of its people, customers and culture."

Mr Bartlett said it was a tremendous honour to lead St.George as it continues to build on its great customer service tradition.

"As a long standing St.George executive I am committed to ensuring that we continue to deliver for customers and the teams that support them. This is an exciting time for St.George as we strengthen our relationships with our customers and make a key contribution to Australia's leading financial services organisation," Mr Bartlett said.

Mrs Kelly said that she was very pleased that Rob Whitfield will be Group Executive, Risk Management. "Rob has a deep understanding and knowledge of Westpac through his 23 years experience, as well as significant domain expertise, having previously been Westpac's Chief Risk Officer until April 2007 and before that Group Treasurer. This is a critical role that helps shape our strategy and ability to continue to successfully manage the current global economic conditions as well as support our customers."

Westpac

Andrew Carriline, who has been Acting Chief Risk Officer in Westpac for the last 18 months, will now become Managing Director, Risk Management which will include having strategic oversight of asset management for the Group. Andrew's experience in leading the risk function over the past challenging 18 months means he will bring significant experience and insight into this important role.

In addition, a number of St.George group executives will take up senior executive positions in the combined group. This includes:

- Rob Chapman remaining as Managing Director, BankSA
- Geoff Lloyd, Group Executive Wealth & CEO Asgard, becoming General Manager, Advice and Private Banking, in BT Financial Group
- Paul Newham, currently Group Executive, Technology, joining Product & Operations as Chief Operating Officer
- Greg Targett, currently Chief Risk Officer, taking up a new role as Deputy Chief Risk Officer, Westpac Group
- Brett Wright, Group Executive, Human Resources, continuing to be responsible for Human Resources for the St.George Retail and Business Bank

Further executive appointments will be finalised over coming weeks.

Mrs Kelly said the St.George executives will play a vital role in the integration of St.George and the transformation of the Westpac Group.

"I welcome the senior executives from St.George who are joining us. These executives have significant management experience which will not only provide continuity but ensure that it's business as usual for customers. All have strong track records at senior executive level and will play a key role in the continued success of the group," Mrs Kelly said.

St.George executives Michael Cameron, Chief Financial Officer and Les Matheson, Group Executive, Retail Bank, have decided to leave the organisation, effective 1 December 2008.

Mrs Kelly thanked both Mr Cameron and Mr Matheson for their dedication and commitment to St.George. "In particular, I appreciate the contribution Michael and Les have made to assist the merger process and ensure a smooth transition. I wish them every success in the future," Mrs Kelly said.

The new Westpac Group will officially commence on 1 December 2008 with planning work well underway.

"Our integration plans are well advanced and the Westpac and St.George teams have been working closely together to ensure both organisations are merger ready. We are determined that the integration process is as smooth as possible and today's announcement will underpin a successful result," Mrs Kelly concluded.

Ends.

For Further Information

David Lording
Westpac Media Relations
Ph: 02 8253 3510
Ph: 0419 683 411

Jane Counsel
Westpac Media Relations
Ph: 02 8253 3443
Ph: 0416 275 273

St.George Bank Limited
ABN 92 055 513 070
Address all correspondence and enquiries to:
Computershare Investor Services Pty Limited
GPO Box 4519
Melbourne VIC 3001
Telephone: 1800 804 457
International: 61 3 9415 4024
Facsimile: 61 3 9473 2500
www.computershare.com

20 November 2008

Dear Securityholder

Important information about your St.George Securities - SPS, CPS, CPS II

On 13 November 2008, St.George ordinary shareholders voted in favour of the merger with Westpac Banking Corporation. The Court approved the share scheme to effect the merger on 17 November 2008 and the merger will be implemented on 1 December 2008.

St.George advised in a letter dated 17 October 2008 that, subject to the merger being approved, St.George intends to redeem each of the SPS, CPS and CPS II on issue and holders will receive on the date of redemption (the exchange date) the face value of $100 per security held plus any accrued but unpaid dividend for the period up to but excluding the exchange date.

St.George still intends to redeem the SPS, CPS and CPS II but has not yet determined an exchange date. In accordance with the terms of issue, St.George may issue the exchange notice at any time up to 29 March 2009 to advise holders of the exchange date. In the interim, scheduled quarterly dividends on the SPS, CPS and CPS II will continue in the usual manner and the securities can continue to be traded on ASX.

As previously advised, Westpac is considering various options, including the issue of a new Westpac hybrid instrument in which holders may reinvest the redemption proceeds of their SPS, CPS, or CPS II. If Westpac decides to proceed with a new hybrid in which you can reinvest, further details will be sent to you. Any offer by Westpac of a new hybrid instrument will be made under a prospectus issued at the time of the offer.

You can contact the Shareholder Information Line on 1800 804 457 (within Australia) of +61 3 9415 4024 (outside Australia) for further information.

Yours sincerely,

John Curtis
Chairman

To: The Manager
Australian Securities Exchange

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	MICHAEL BOWAN
Contact Telephone:	(02) 9236 2833
Facsimile:	(02) 9236 1899
Subject:	**SAINTS – Declaration of Dividends**
Date sent:	21 NOVEMBER 2008

SAINTS

On 17 November 2008, St.George announced that the scheme of arrangement between St.George and SAINTS holders had become effective. On implementation of the SAINTS scheme (1 December 2008), Westpac will acquire all of the SAINTS and SAINTS holders will receive, for each SAINTS held on the scheme record date (24 November 2008) a cash payment equal to $100 plus an amount representing the accrued but unpaid dividend for the period from 20 November 2008 up to but excluding the scheme implementation date (the "Stub Dividend").

St.George advises that it has declared a Stub Dividend of $0.1243 per SAINTS to be paid on 1 December 2008 with a record date for determination of entitlements of 7.00pm (Sydney time) on 24 November 2008. The Stub Dividend has been determined in accordance with the SAINTS scheme of arrangement (as set out in the Scheme Booklet dated 29 September 2008) on the basis of the 90 day bank bill swap rate applying on 20 November 2008 which was 4.5400% per annum.

100% of the Stub Dividend will be franked at 30%.

Yours sincerely

Michael Bowan
General Counsel and Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr John S Curtis
Date of last notice	22 November 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 893 shares (fully paid ordinary) Indirect 24,402 shares (fully paid ordinary) 318 SAINTS 15,000 Instalment Warrants in fully paid Ordinary shares of St.George Bank Limited
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Indirect : 1. 24,402 shares and 318 SAINTS held by Stourhead Holdings Pty Ltd as trustee for the Curtis Super Fund. (Mr Curtis is a director of Stourhead Holdings Pty Ltd). 2. 15,000 Instalment Warrants in fully paid Ordinary shares of St.George Bank Limited held by Westpac Custodian Nominees Limited Securities Trustee, as trustee for Stourhead Holdings Pty Limited - (which is in turn trustee for the Curtis Super Fund. Mr Curtis is a director of Stourhead Holdings Pty Limited)
Date of change	18 November 2008
No. of securities held prior to change	25,295 shares (fully paid ordinary) 318 SAINTS 15,000 Instalment warrants in fully paid Ordinary shares of St.George Bank Limited

+ See chapter 19 for defined terms.

Class	Ordinary fully paid shares
Number acquired	Nil
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$22.10 per share No change in beneficial ownership
No. of securities held after change	25,295 shares (fully paid ordinary) 318 SAINTS 15,000 Instalment Warrants in fully paid Ordinary shares of St.George Bank Limited
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off- market transfer between direct and indirect holdings.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ST.GEORGE BANK LIMITED	
ABN 92 055 513 070	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Paul D R Isherwood
Date of last notice	7 March 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect: 32,202 shares (fully paid ordinary) 263 SAINTS 1,000 CPS 1,165 CPSII
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Joint holding with spouse as trustee for the PDRI Super Fund
Date of change	18 November 2008
No. of securities held prior to change	32,202 shares (fully paid ordinary) 263 SAINTS 1,000 CPS 1,165 CPSII
Class	Fully Paid Ordinary
Number acquired	Nil
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$22.10 per share No change in beneficial ownership

+ See chapter 19 for defined terms.

No. of securities held after change	32,202 shares (fully paid ordinary) 263 SAINTS 1,000 CPS 1,165 CPSII
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off-market transfer between direct and indirect holdings.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Graham J Reaney
Date of last notice	7 March 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 12,164 shares (fully paid ordinary) Indirect 39,104 shares (fully paid ordinary)*
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	* Director of shareholder and Power of Attorney for shareholder
Date of change	18 November 2008
No. of securities held prior to change	51,268 shares (fully paid ordinary)
Class	Fully Paid Ordinary
Number acquired	Nil
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$22.10 per share No change in beneficial ownership
No. of securities held after change	51,268 shares (fully paid ordinary)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off-market transfer between direct and indirect holdings.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mrs Linda B Nicholls
Date of last notice	2 July 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 628 shares (fully paid ordinary) Indirect: 8,369 shares (fully paid ordinary)
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held by Pollard Strategy Associates Pty Limited as trustee for the PSA superannuation trust fund
Date of change	18 November 2008
No. of securities held prior to change	8,997 shares (fully paid ordinary)
Class	Ordinary fully paid shares
Number acquired	Nil
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$22.10 per share No change in beneficial ownership
No. of securities held after change	8,997 shares (fully paid ordinary)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off-market transfer between direct and indirect holdings.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Terry James Davis
Date of last notice	22 November 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect: 22,870 shares (fully paid ordinary) 5,000 CPS
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Indirect: CPS held by Bryt Pty Limited as trustee for the Davis Retirement Fund. Mr Davis is a director of Bryt Pty Limited
Date of change	18 November 2008
No. of securities held prior to change	22,870 shares (fully paid ordinary) 5,000 CPS
Class	Fully Paid Ordinary
Number acquired	Nil
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$22.10 per share No change in beneficial ownership
No. of securities held after change	22,870 shares (fully paid ordinary) 5,000 CPS

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off-market transfer between direct and indirect holdings.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	292,980
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	NIL
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued under the St.George Bank Reward Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 November 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	566,861,633	Ordinary Shares
		3,500,000	SAINTS
		1,500,000	SPS
		3,250,000	CPS
		4,000,000	CPS II
		2,626	Redeemable Preference Borrower Shares
		191,025	Redeemable Preference Depositor Shares
		90,000	Floating Rate Transferable Deposits due 8 April 2011
		40,000	Fixed Rate Transferable Deposits due 8 April 2011
		45,000	Floating Rate Transferable Deposits due 28 November 2011
		15,000	Fixed Rate Transferable Deposits due 28 November 2011
		90,000	Floating Rate Transferable Deposits due August 2009
		100,000	Floating Rate Transferable Deposits due March 2009

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	

+ See chapter 19 for defined terms.

14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 $^+$Quotation of our additional $^+$securities is in ASX's absolute discretion. ASX may quote the $^+$securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the $^+$securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those $^+$securities should not be granted $^+$quotation.

- An offer of the $^+$securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any $^+$securities to be quoted and that no-one has any right to return any $^+$securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the $^+$securities be quoted.

- If we are a trust, we warrant that no person has the right to return the $^+$securities to be quoted under section 1019B of the Corporations Act at the time that we request that the $^+$securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before $^+$quotation of the $^+$securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Secretary Date: 24/11/08

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Paul Anthony Fegan
Date of last notice	7 April 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

+ See chapter 19 for defined terms.

Direct or indirect interest	Direct: 244,978 shares (fully paid ordinary) 356,584 Options under the Executive Option Plan over the same number of unissued ordinary St.George Bank shares (subject to performance hurdles): 30,104 options exercisable 30.09.2006 @ $20.40 30,104 options exercisable 30.09.2007 @ $20.40 22,000 options exercisable 30.09.2006 @ $21.70 22,000 options exercisable 30.09.2007 @ $21.70 22,000 options exercisable 30.09.2008 @ $21.70 16,992 options exercisable 30.09.2007 @ $28.01 14,584 options exercisable 30.09.2008 @ $28.01 13,258 options exercisable 30.09.2009 @ $28.01 14,286 options exercisable 30.09.2008 @ $29.99 12,196 options exercisable 30.09.2009 @ $29.99 11,042 options exercisable 30.09.2010 @ $29.99 3,550 options exercisable 30.09.2009 @ $34.99 2,945 options exercisable 30.09.2010 @ $34.99 2,617 options exercisable 30.09.2011 @ $34.99 54,477 options exercisable 30.09.2009 @ $37.18 44,676 options exercisable 30.09.2010 @ $37.18 39,753 options exercisable 30.09.2011 @ $37.18 47,601 Options under the Executive Performance Share Plan ("Awards") over the same number of Unissued ordinary St.George Bank shares. Exercise price – Nil: 2,916 Awards exercisable 30.09.2009 2,724 Awards exercisable 30.09.2009 2,724 Awards exercisable 30.09.2010 11,004 Awards exercisable 01.10.2009 2,001 Awards exercisable 01.10.2009 784 Awards exercisable 30.09.2009 784 Awards exercisable 30.09.2010 784 Awards exercisable 30.09.2011 5,143 Awards exercisable 30.09.2009 5,143 Awards exercisable 30.09.2010 5,143 Awards exercisable 30.09.2011 1,330 Awards exercisable 01.10.2010 7,121 Awards exercisable 01.10.2010

+ See chapter 19 for defined terms.

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	24 November 2008
No. of securities held prior to change	219,967 shares (fully paid ordinary) 356,584 Options under the Executive Option Plan 72,612 Options under the Executive Performance Share Plan ("Awards")
Class	Fully Paid Ordinary
Number acquired	25,011 shares (fully paid ordinary)
Number disposed	25,011 Options exercised under the Executive Performance Share Plan ("Awards")
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil
No. of securities held after change	244,978 shares (fully paid ordinary) 356,584 Options under the Executive Option Plan 47,601 Options under the Executive Performance Share Plan ("Awards")
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of Options under the Executive Performance Share Plan ("Awards")

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	

+ See chapter 19 for defined terms.

Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

st.george

RECEIVED
2008 DEC 23 A 10: 19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

To: The Manager
Australian Securities Exchange

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	MICHAEL BOWAN
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**TERMINATION OF DIVIDEND REINVESTMENT PLAN**
Date sent:	25 NOVEMBER 2008

I advise that the modifications to the Terms and Conditions of St.George's Dividend Reinvestment Plan (DRP), as set out in a letter to shareholders released on 23 October 2008, take effect as of 24 November 2008.

In accordance with clause 13.1 of the DRP (as modified), St.George gives notice that the DRP is terminated with effect from today. As foreshadowed in the recent shareholder letter, St.George has decided to terminate the DRP as a result of the merger proposal with Westpac having been approved by shareholders on 13 November 2008 and having become effective on 17 November 2008.

Yours sincerely

Michael Bowan
General Counsel and Secretary

st.george

To: The Manager
Australian Securities Exchange

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	ALEX CROMPTON
Contact Telephone:	(02) 8253 0390
Facsimile:	(02) 8253 1214
Subject:	**SPS, CPS and CPS II – Transfer of registers**
Date sent:	1 DECEMBER 2008

The registers of each of the following St.George hybrid securities will be transferred from Computershare Investor Services Pty Limited (ABN 48 078 279 277) to Link Market Services Limited (ABN 54 083 214 537) on 1 December 2008:

1. SPS;
2. CPS; and
3. CPS II.

The address for Link Market Services Limited is:

Locked Bag A1521

Sydney South NSW 2000

The phone number for shareholders within Australia will be 1800 804 457 and International: 61 2 8280 7070. The new fax number will be 612 2 9287 0303.

Alex Crompton
Company Secretary

To: Manager, Company Announcements
Australian Securities Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	ALEX CROMPTON
Contact Telephone:	(02) 8253 0390
Facsimile:	(02) 8253 1214
Subject:	**St.George Bank Limited – Transfer of ordinary share register**
Date sent:	1 DECEMBER 2008

St.George Bank Limited advises that the ordinary share register will be transferred from Computershare Investor Services Pty Limited (ABN 48 078 279 277) to Westpac Group Secretariat at Level 20, 275 Kent St, Sydney 2000.

Alex Crompton
Company Secretary

Media Release

1 December 2008

IMPLEMENTATION OF MERGER OF WESTPAC BANKING CORPORATION ("WESTPAC") AND ST.GEORGE BANK LIMITED ("ST.GEORGE")

The merger of Westpac and St.George has today been implemented.

Under the Share Scheme to effect the merger, all St.George ordinary shares have been transferred to Westpac. In addition, under the SAINTS Scheme all SAINTS have been transferred to Westpac and under the Option Scheme all Award Options subject to the Option Scheme have been cancelled.

Directors of Westpac and St.George
As a result of the merger, all directors of the St.George Board have resigned. As previously announced to the market, Mr John Curtis, Mr Graham Reaney and Mr Peter Hawkins have been invited to join the Westpac Board and will commence as directors of Westpac today.

With St.George now a subsidiary of Westpac, a new St.George Board also commences today. Messrs Curtis and Hawkins have been requested to serve as directors on the new St.George Board, together with Mr Lindsay Maxsted, Mrs Gail Kelly (Managing Director and CEO of Westpac) and Mr Greg Bartlett (Chief Executive, St.George Retail and Business Bank). Mr Curtis will be Chairman of St.George.

Secretary of St.George
Ms Alexandra Crompton has been appointed as a Company Secretary of St.George.

Consideration under the Schemes
In accordance with the Share Scheme, the New Westpac Shares have today been registered in the names of Share Scheme Participants and the New Westpac Shares that would otherwise have been issued to Ineligible Foreign Shareholders have been issued to Morgan Stanley Australia Securities Limited (or its nominee) as sale nominee. Holding statements for the New Westpac Shares will be despatched today.

In accordance with the SAINTS Scheme, the SAINTS Scheme Consideration of $100 per SAINTS and the Stub Dividend of $0.1243 per SAINTS will be deposited into the nominated bank accounts of SAINTS Scheme Participants or otherwise despatched by cheque to the relevant SAINTS Scheme Participants.

In accordance with the Option Scheme, the Westpac Shares provided as Option Scheme Consideration have today been registered in the names of Option Scheme Participants (and, where applicable, those Westpac Shares are subject to disposal restrictions under the Westpac Restricted Share Plan). Holding statements for these Westpac Shares will be despatched today.

* * * *

Further details in relation to the Schemes and their implementation are set out in St.George's Scheme Booklet dated 29 September 2008 (which is available at

www.stgeorgemerger.com.au). Capitalised terms in this announcement have the meanings given in the Scheme Booklet.

Ends.

For further information:

David Lording
Westpac Media Relations
Ph: 02 8253 3510
Ph: 0419 683 411

Lara Daniels
St.George Media Relations
Ph: 02 9236 1508
Ph: 0419 226 449

BT Investment Management

4 December 2008

Company Announcements Platform
Australian Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Substantial Shareholder Notices

In accordance with section 671B of the Corporations Act 2001 (Cth), BT Investment Management Limited has today lodged the following substantial shareholder notices with the ASX:

Notices of Initial Substantial Holder (Form 603)

- Ansell Limited (ANN)
- Qantas Airways Limited (QAN)
- Dexus Property Group (DXS)

Notice of Change of Interests of Substantial Holder (Form 604)

- Hastings Diversified Utilities Fund (HDF)
- WHK Group Limited (WHG)
- Australian Infrastructure Fund (AIX)

The obligation to lodge the above notices has arisen as a result of the recent merger of Westpac Banking Corporation (WBC) and St George Limited (SGB).

It is noted that the additional documentation required by section 671B(4) of the Corporations Act to accompany the above notices, was lodged with the ASX by Westpac Banking Corporation on 29 September 2008.

Notices in substantially the same terms have also been lodged with the ASX on behalf of Westpac Banking Corporation.

Yours faithfully

Chris Millard
Company Secretary

BT Investment Management Limited
ABN 28 126 385 822

GPO Box 7072
Sydney NSW 2001
Australia

The Chifley Tower
Level 15, 2 Chifley Square
Sydney NSW 2000
Australia
Tel 612 8253 2999

www.btim.com.au

RECEIVED
2008 DEC 23 A 10:17
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Form 603

Corporations Law
Section 671B

Notice of initial substantial holder

To Company Name/Scheme ANSELL LIMITED (ANN)

ACN/ARSN ABN 89 004 085 330

1. **Details of substantial holder(1)**

Name BT Investment Management Limited (BTT)

ACN/ARSN (if applicable) ABN 28 126 385 822

The holder became a substantial holder on 1/12/2008

2. **Details of voting power**

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Person's votes (5)	Voting power (6)
ORDINARY SHARES	7,447,465	7,447,465	5.47%

3. **Details of relevant interests**

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Registered holder of securities	Nature of relevant interest (6)	Number of securities
Asgard Capital Management LTD	HSBC Custody Nominees (Australia) Limited	Asgard Capital Management Limited ABN 92 009 279 592 AFSL 240695 RSE Licence L0001946 is the trustee, administrator and custodian of all Asgard superannuation entities, the (Hillross) PortfolioCare Retirement Plan and the BEACON Superannuation Plan. In those capacities, Asgard has the power to exercise the right to vote attached to, and to dispose of, the securities held by these entities.	32,315

St George Insurance Australia Limited (SGIA)	St. George Insurance Australia Pty Limited	The principal activities of the company is the provision of Lenders' Mortgage Insurance (LMI) to its parent entity, St. George Bank Limited (SGB). The company is a wholly owned subsidiary of SGB.	84,493
BT Investment Management No.3 Pty Limited	HSBC Custody Nominees (Australia) Limited	BT Investment Management No.3 Pty Limited is the manager of various superannuation funds, institutional investor portfolios and unit trusts and, in that capacity, can exercise the power to vote or dispose of the shares.	166,085
BT Funds Management No.2 Limited	HSBC Custody Nominees (Australia) Limited	BT Funds Management No 2 Limited is or may be the Manager of various Superannuation funds, Institutional investor portfolios and unit trusts and, in that capacity, can exercise the power to vote or dispose of the shares.	316,781
Advance Asset Management	NCS Custodian Services	Advance Asset Management Ltd is the RE of various unit trusts and, in that capacity, can exercise the power to vote or dispose of the shares.	649,428
BT Funds Management Limited	HSBC Custody Nominees (Australia) Limited	BT Funds Management Limited is the manager of various superannuation funds, institutional investor portfolios and unit trusts and, in that capacity, can exercise the power to vote or dispose of the shares.	811,738
Westpac Financial Services Group Limited	HSBC Custody Nominees (Australia) Limited	Westpac Financial Services Group Limited Registered Holder of Securities. ABN: 50 000 326 312	1,244,295
BT Investment Management (RE) Limited	HSBC Custody Nominees (Australia) Limited The Northern Trust company Permanent Trustee Australia Limited NCS (National Bank Custodian Services)	BT Investment Management (RE) Limited is the RE and fund manager of various superannuation funds, institutional investor portfolios and unit trusts and, in that capacity, can exercise the power to vote or dispose of the shares.	4,142,330

	National Nominees Limited National Custodian Nominees National Australian Custodian Services National Australia Bank Limited JP Morgan Chase Bank IAG Nominees Limited Citicorp Nominees Pty Limited BNP Fund Services Australasia Pty Limited Australia and New Zealand Banking Group Limited		

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Persons entitled to be registered as holder (8)	Class and number of securities
Asgard Capital Management LTD	Asgard Capital Management Limited Nominees (Australia) Limited	See Schedule	
Advance Asset Management	HSBC Custody Nominees (Australia) Limited	See Schedule	
St George Insurance Australia Limited (SGIA)	HSBC Custody Nominees (Australia) Limited	See Schedule	
BT Investment Management No.3 Pty Limited	HSBC Custody Nominees (Australia) Limited	See Schedule	
BT Funds Management No.2 Limited	HSBC Custody Nominees (Australia) Limited	See Schedule	

BT Funds Management Limited	HSBC Custody Nominees (Australia) Limited	See Schedule	
Westpac Financial Services Group Limited	HSBC Custody Nominees (Australia) Limited	See Schedule	
BT Investment Management (RE) Limited	HSBC Custody Nominees (Australia) Limited	See Schedule	

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
WBC & associates	See Schedule	See Schedule		

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Westpac Banking Corporation (WBC)	Level 20, Westpac Place, 275 Kent St, Sydney NSW 2000
Westpac Financial Services Group Limited (WFSG)	Level 20, Westpac Place, 275 Kent St, Sydney NSW 2000
Asgard Capital Management LTD	Asgard Capital Management Limited PO Box 7490, Cloisters Square WA 6850
ADVANCE ASSET MANAGEMENT - BGI	Advance Asset Management Level 5, 182 George Street, Sydney NSW 2000
St George Insurance Australia Limited (SGIA)	St George Insurance Australia Limited (SGIA) 4-16 Montgomery Street, Kogarah NSW 2217.
BT Investment Management No.3 Pty Limited	Level 20, Westpac Place, 275 Kent Street, Sydney NSW 2000
BT Funds Management No.2 Limited	Level 20, Westpac Place, 275 Kent Street, Sydney NSW 2000
BT Funds Management Limited	Level 20, Westpac Place, 275 Kent Street, Sydney NSW 2000
Westpac Financial Services Group Limited	Level 20, Westpac Place, 275 Kent Street, Sydney NSW 2000
BT Investment Management (RE) Limited	Level 15, Chifley Square, 2 Chifley Square, Sydney NSW 2000
ANSELL LIMITED	Level 3, 678 Victoria St Richmond, VIC 3121 **Ph** : (03) 9270 7270 **Fax:** (03) 9270 7300

Signature

print name	Chris Millard	capacity	Company Secretary
sign here		date	4/12/2008

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6of the form.

(2) See the definition of "associate" in section 9 of the Corporations Law.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Law.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate scheme multiplied by 100.

(7) Include details of:

(a) Any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and with a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) Any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Law.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details mus be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

SCHEDULE 2

Sales & Purchases for the period : 01/08/2008 to 01/12/2008
SECURITY: Ansell Limited (ANN)

Asgard Capital Management Limited

Trade Date	Registered Company	Quantity	Value
1/08/2008	Asgard Capital Management Limited	-590	-5,923.60
18/09/2008	Asgard Capital Management Limited	-794	-9,504.18
18/09/2008	Asgard Capital Management Limited	-1,056	-12,376.32
8/10/2008	Asgard Capital Management Limited	-855	-10,926.90
10/10/2008	Asgard Capital Management Limited	-1,716	-21,741.72
14/10/2008	Asgard Capital Management Limited	-798	-10,565.52
14/11/2008	Asgard Capital Management Limited	-400	-5,184.00
1/12/2008	Asgard Capital Management Limited	-851	-10,969.39
Total		**-7,060**	**-87,191.63**

	Asgard Capital Management Limited	**-7,060**	**-87,191.63**

Advance Asset Management Limited total

Trade Date	Registered Company	Quantity	Value
5/08/2008	NCS Custodian Services	11,000	112,545.01
5/08/2008	NCS Custodian Services	11,000	112,125.73
6/08/2008	NCS Custodian Services	15,000	162,310.07
8/08/2008	NCS Custodian Services	9,218	99,413.96
8/08/2008	NCS Custodian Services	4,000	42,927.60
11/08/2008	NCS Custodian Services	4,378	49,419.08
11/08/2008	NCS Custodian Services	33,000	373,407.81
12/08/2008	NCS Custodian Services	25,974	290,990.59
19/08/2008	NCS Custodian Services	20,000	232,926.05
2/09/2008	NCS Custodian Services	-233	-2,800.66
2/09/2008	NCS Custodian Services	-996	-12,108.64
3/09/2008	NCS Custodian Services	-16,905	-203,334.64
3/09/2008	NCS Custodian Services	10,000	120,075.10
4/09/2008	NCS Custodian Services	-16,114	-201,909.88
5/09/2008	NCS Custodian Services	10,000	120,958.80
17/09/2008	NCS Custodian Services	12,388	147,981.10
18/09/2008	NCS Custodian Services	81,437	972,488.72
23/09/2008	NCS Custodian Services	6,934	80,821.96
23/09/2008	NCS Custodian Services	-37,000	-427,832.25
23/09/2008	NCS Custodian Services	2,349	27,379.69
24/09/2008	NCS Custodian Services	9,250	112,286.00
24/09/2008	NCS Custodian Services	3,134	38,043.71
25/09/2008	NCS Custodian Services	4,802	57,768.77
25/09/2008	NCS Custodian Services	1,627	19,573.05
26/09/2008	NCS Custodian Services	4,477	53,175.38
26/09/2008	NCS Custodian Services	1,517	18,018.10
29/09/2008	NCS Custodian Services	8,815	108,938.30
29/09/2008	NCS Custodian Services	2,986	36,901.85
30/09/2008	NCS Custodian Services	1,049	12,698.61
30/09/2008	NCS Custodian Services	355	4,297.44
6/10/2008	NCS Custodian Services	2,682	33,866.62

6/10/2008	NCS Custodian Services	909	11,478.28
7/10/2008	NCS Custodian Services	8,702	113,968.13
7/10/2008	NCS Custodian Services	2,948	38,609.30
8/10/2008	NCS Custodian Services	5,490	69,428.87
8/10/2008	NCS Custodian Services	1,860	23,522.36
9/10/2008	NCS Custodian Services	15,554	194,859.28
9/10/2008	NCS Custodian Services	6,510	81,919.66
9/10/2008	NCS Custodian Services	14,677	184,035.48
9/10/2008	NCS Custodian Services	5,270	66,022.13
9/10/2008	NCS Custodian Services	2,205	27,746.98
13/10/2008	NCS Custodian Services	-17,869	-230,030.85
13/10/2008	NCS Custodian Services	6,302	81,463.69
13/10/2008	NCS Custodian Services	-10,000	-128,944.69
13/10/2008	NCS Custodian Services	2,135	27,598.38
14/10/2008	NCS Custodian Services	-9,095	-120,407.03
14/10/2008	NCS Custodian Services	4,791	63,736.12
14/10/2008	NCS Custodian Services	6,148	81,661.73
14/10/2008	NCS Custodian Services	1,623	21,591.25
14/10/2008	NCS Custodian Services	2,083	27,667.75
15/10/2008	NCS Custodian Services	4,980	68,275.51
15/10/2008	NCS Custodian Services	-20,000	-273,801.55
15/10/2008	NCS Custodian Services	1,687	23,103.30
16/10/2008	NCS Custodian Services	-10,000	-134,147.43
17/10/2008	NCS Custodian Services	-2,357	-30,947.01
20/10/2008	NCS Custodian Services	19,000	225,379.21
20/10/2008	NCS Custodian Services	-20,000	-255,121.93
21/10/2008	NCS Custodian Services	-27,643	-343,877.42
22/10/2008	NCS Custodian Services	-20,000	-250,643.12
23/10/2008	NCS Custodian Services	-20,000	-262,810.13
12/11/2008	NCS Custodian Services	-800	-10,403.75
17/11/2008	NCS Custodian Services	-8,856	-111,985.18
19/11/2008	NCS Custodian Services	-20,000	-248,946.61
24/11/2008	NCS Custodian Services	-2,000	-24,324.97
28/11/2008	NCS Custodian Services	3,543	45,552.76
Total		**153,921**	**1,644,581.53**
	Advance Asset Management Limited total	**153,921**	**1,644,581.53**

St.George Insurance Australia Pty Limited

Date	Registered Company	Quantity	Value
6/08/08	St. George Insurance Australia Pty Limited	-113	-1,215.88
14/08/08	St. George Insurance Australia Pty Limited	-675	-7,458.75
20/08/08	St. George Insurance Australia Pty Limited	-90	-1,059.30
25/08/08	St. George Insurance Australia Pty Limited	285	3,487.03
25/08/08	St. George Insurance Australia Pty Limited	1,902	23,318.52
15/09/08	St. George Insurance Australia Pty Limited	1,657	20,115.98
15/09/08	St. George Insurance Australia Pty Limited	2,269	27,715.60
15/10/08	St. George Insurance Australia Pty Limited	5,495	73,797.85
20/10/08	St. George Insurance Australia Pty Limited	4,137	53,160.45
29/10/08	St. George Insurance Australia Pty Limited	4,125	51,645.00
13/11/08	St. George Insurance Australia Pty Limited	2,076	26,344.44

13/11/08	St. George Insurance Australia Pty Limited	1,787	22,643.08
17/11/08	St. George Insurance Australia Pty Limited	2,459	31,032.58
21/11/08	St. George Insurance Australia Pty Limited	504	6,024.26
21/11/08	St. George Insurance Australia Pty Limited	564	6,739.80
24/11/08	St. George Insurance Australia Pty Limited	2,455	30,088.73
24/11/08	St. George Insurance Australia Pty Limited	513	6,243.21
23/06/08	St. George Insurance Australia Pty Limited	-81	-766.26
6/08/08	St. George Insurance Australia Pty Limited	-113	-1,215.88
14/08/08	St. George Insurance Australia Pty Limited	-675	-7,458.75
20/08/08	St. George Insurance Australia Pty Limited	-90	-1,059.30
27/08/08	St. George Insurance Australia Pty Limited	-2,111	-25,457.39
1/09/08	St. George Insurance Australia Pty Limited	-599	-7,277.85
3/09/08	St. George Insurance Australia Pty Limited	-837	-10,077.40
4/09/08	St. George Insurance Australia Pty Limited	-538	-6,762.28
8/09/08	St. George Insurance Australia Pty Limited	-60	-738.79
10/09/08	St. George Insurance Australia Pty Limited	-370	-4,631.99
17/09/08	St. George Insurance Australia Pty Limited	-120	-1,447.58
29/09/08	St. George Insurance Australia Pty Limited	-698	-8,585.40
16/10/08	St. George Insurance Australia Pty Limited	-384	-5,157.85
24/10/08	St. George Insurance Australia Pty Limited	-480	-6,403.20
24/10/08	St. George Insurance Australia Pty Limited	-378	-4,970.51
31/10/08	St. George Insurance Australia Pty Limited	-266	-3,242.54
3/11/08	St. George Insurance Australia Pty Limited	-95	-1,227.40
5/11/08	St. George Insurance Australia Pty Limited	-2,853	-37,838.48
6/11/08	St. George Insurance Australia Pty Limited	-792	-10,256.40
10/11/08	St. George Insurance Australia Pty Limited	-118	-1,570.58
10/11/08	St. George Insurance Australia Pty Limited	-28	-372.13
18/11/08	St. George Insurance Australia Pty Limited	-248	-3,104.46
26/11/08	St. George Insurance Australia Pty Limited	-964	-12,329.56
Total		**16,452**	**210,670.62**
	St. George Insurance Australia Pty Limited	**16,452**	**210,670.62**

Westpac Banking Corporation, Equity Derivatives

Date	Registered Company	Quantity	Value
9/9/2008	Westpac Broking	-100	-1,254.00
9/9/2008	Westpac Broking	-3,913	-49,069.02
Total		**-4,013**	**-50,323.02**
	Westpac Banking Corporation, Equity Derivatives	**-4,013**	**-50,323.02**

BT Funds Management Limited

Date	Registered Company	Quantity	Value
8/08/2008	HSBC Custody Nominees (Australia) Limited.	581	6,251.21
8/08/2008	HSBC Custody Nominees (Australia) Limited.	49,549	533,117.51
11/08/2008	HSBC Custody Nominees (Australia) Limited.	23,531	264,994.36
11/08/2008	HSBC Custody Nominees (Australia) Limited.	276	3,108.17

29/08/2008	HSBC Custody Nominees (Australia) Limited.	-2,275	-28,050.75
29/08/2008	HSBC Custody Nominees (Australia) Limited.	-148	-1,824.84
2/09/2008	HSBC Custody Nominees (Australia) Limited.	-53,780	-655,373.84
2/09/2008	HSBC Custody Nominees (Australia) Limited.	-12,547	-150,814.94
2/09/2008	HSBC Custody Nominees (Australia) Limited.	-1,390	-16,938.82
2/09/2008	HSBC Custody Nominees (Australia) Limited.	-325	-3,906.50
3/09/2008	HSBC Custody Nominees (Australia) Limited.	-824	-9,934.56
3/09/2008	HSBC Custody Nominees (Australia) Limited.	-77,030	-928,712.19
4/09/2008	HSBC Custody Nominees (Australia) Limited.	-75,324	-946,046.83
4/09/2008	HSBC Custody Nominees (Australia) Limited.	-808	-10,148.24
13/10/2008	HSBC Custody Nominees (Australia) Limited.	-981	-12,658.43
13/10/2008	HSBC Custody Nominees (Australia) Limited.	-87,137	-1,124,380.99
14/10/2008	HSBC Custody Nominees (Australia) Limited.	-47,995	-636,898.44
14/10/2008	HSBC Custody Nominees (Australia) Limited.	-562	-7,457.80
10/11/2008	HSBC Custody Nominees (Australia) Limited.	-958	-13,058.88
17/11/2008	HSBC Custody Nominees (Australia) Limited.	-31,485	-399,072.37
17/11/2008	HSBC Custody Nominees (Australia) Limited.	-1,655	-20,977.13
18/11/2008	HSBC Custody Nominees (Australia) Limited.	-518	-6,559.43
18/11/2008	HSBC Custody Nominees (Australia) Limited.	-230	-2,912.49
Total		**-322,035**	**-4,168,256.22**
	BT Funds Management Limited total	**-322,035**	**-4,168,256.22**

BT Funds Management No.2 Limited

Date	Registered Company	Quantity	Value
7/08/2008	HSBC Custody Nominees (Australia) Limited.	12,325	131,117.05
8/08/2008	HSBC Custody Nominees (Australia) Limited.	1,040	11,189.78
8/08/2008	HSBC Custody Nominees (Australia) Limited.	6,355	68,375.99
8/08/2008	HSBC Custody Nominees (Australia) Limited.	1,643	17,677.69
8/08/2008	HSBC Custody Nominees (Australia) Limited.	1,323	14,234.69
8/08/2008	HSBC Custody Nominees (Australia) Limited.	247	2,657.57
8/08/2008	HSBC Custody Nominees (Australia) Limited.	1,720	18,506.17
8/08/2008	HSBC Custody Nominees (Australia) Limited.	117	1,258.85
8/08/2008	HSBC Custody Nominees (Australia) Limited.	241	2,593.02
8/08/2008	HSBC Custody Nominees (Australia) Limited.	2,085	22,433.35
8/08/2008	HSBC Custody Nominees (Australia) Limited.	72	774.68
11/08/2008	HSBC Custody Nominees (Australia) Limited.	34	382.89
11/08/2008	HSBC Custody Nominees (Australia) Limited.	990	11,148.89
11/08/2008	HSBC Custody Nominees (Australia) Limited.	114	1,283.81
11/08/2008	HSBC Custody Nominees (Australia) Limited.	56	630.64
11/08/2008	HSBC Custody Nominees (Australia) Limited.	817	9,200.65
11/08/2008	HSBC Custody Nominees (Australia) Limited.	117	1,317.60
11/08/2008	HSBC Custody Nominees (Australia) Limited.	628	7,072.22
11/08/2008	HSBC Custody Nominees (Australia) Limited.	780	8,783.97
11/08/2008	HSBC Custody Nominees (Australia) Limited.	3,018	33,987.21
11/08/2008	HSBC Custody Nominees (Australia) Limited.	494	5,563.18
11/08/2008	HSBC Custody Nominees (Australia) Limited.	2,190	24,662.69
12/08/2008	HSBC Custody Nominees (Australia) Limited.	2,998	33,508.05
29/08/2008	HSBC Custody Nominees (Australia) Limited.	-3,928	-48,432.24
29/08/2008	HSBC Custody Nominees (Australia) Limited.	-1,109	-13,673.97
29/08/2008	HSBC Custody Nominees (Australia) Limited.	-75	-924.75
29/08/2008	HSBC Custody Nominees (Australia) Limited.	-1,072	-13,217.76

29/08/2008	HSBC Custody Nominees (Australia) Limited.	-71	-875.43
29/08/2008	HSBC Custody Nominees (Australia) Limited.	-322	-3,970.26
2/09/2008	HSBC Custody Nominees (Australia) Limited.	-135	-1,645.14
2/09/2008	HSBC Custody Nominees (Australia) Limited.	-32	-384.64
2/09/2008	HSBC Custody Nominees (Australia) Limited.	-165	-2,010.72
2/09/2008	HSBC Custody Nominees (Australia) Limited.	-38	-456.76
2/09/2008	HSBC Custody Nominees (Australia) Limited.	-17	-207.17
2/09/2008	HSBC Custody Nominees (Australia) Limited.	-4	-48.08
2/09/2008	HSBC Custody Nominees (Australia) Limited.	-3,918	-47,745.53
2/09/2008	HSBC Custody Nominees (Australia) Limited.	-915	-10,998.30
2/09/2008	HSBC Custody Nominees (Australia) Limited.	-58	-697.16
2/09/2008	HSBC Custody Nominees (Australia) Limited.	-3,324	-40,506.93
2/09/2008	HSBC Custody Nominees (Australia) Limited.	-246	-2,997.81
2/09/2008	HSBC Custody Nominees (Australia) Limited.	-776	-9,327.52
2/09/2008	HSBC Custody Nominees (Australia) Limited.	-23	-280.28
2/09/2008	HSBC Custody Nominees (Australia) Limited.	-5	-60.10
2/09/2008	HSBC Custody Nominees (Australia) Limited.	-1,628	-19,839.13
2/09/2008	HSBC Custody Nominees (Australia) Limited.	-380	-4,567.60
2/09/2008	HSBC Custody Nominees (Australia) Limited.	-5,850	-71,289.27
2/09/2008	HSBC Custody Nominees (Australia) Limited.	-651	-7,825.02
2/09/2008	HSBC Custody Nominees (Australia) Limited.	-2,788	-33,975.13
2/09/2008	HSBC Custody Nominees (Australia) Limited.	-1,365	-16,407.30
2/09/2008	HSBC Custody Nominees (Australia) Limited.	1,007	12,104.14
3/09/2008	HSBC Custody Nominees (Australia) Limited.	-9,854	-118,804.75
3/09/2008	HSBC Custody Nominees (Australia) Limited.	-2,364	-28,501.57
3/09/2008	HSBC Custody Nominees (Australia) Limited.	-1,999	-24,100.94
3/09/2008	HSBC Custody Nominees (Australia) Limited.	-330	-3,978.64
3/09/2008	HSBC Custody Nominees (Australia) Limited.	-2,427	-29,261.13
3/09/2008	HSBC Custody Nominees (Australia) Limited.	-161	-1,941.10
3/09/2008	HSBC Custody Nominees (Australia) Limited.	-313	-3,773.68
3/09/2008	HSBC Custody Nominees (Australia) Limited.	-2,961	-35,699.30
3/09/2008	HSBC Custody Nominees (Australia) Limited.	-101	-1,217.71
3/09/2008	HSBC Custody Nominees (Australia) Limited.	-1,352	-16,300.39
4/09/2008	HSBC Custody Nominees (Australia) Limited.	-1,199	-15,059.08
4/09/2008	HSBC Custody Nominees (Australia) Limited.	-84	-1,055.01
4/09/2008	HSBC Custody Nominees (Australia) Limited.	-2,575	-32,341.23
4/09/2008	HSBC Custody Nominees (Australia) Limited.	-263	-3,303.20
4/09/2008	HSBC Custody Nominees (Australia) Limited.	-137	-1,720.68
4/09/2008	HSBC Custody Nominees (Australia) Limited.	-2,111	-26,513.53
4/09/2008	HSBC Custody Nominees (Australia) Limited.	-275	-3,453.92
4/09/2008	HSBC Custody Nominees (Australia) Limited.	-1,688	-21,200.77
4/09/2008	HSBC Custody Nominees (Australia) Limited.	-2,042	-25,646.91
4/09/2008	HSBC Custody Nominees (Australia) Limited.	-9,730	-122,205.88
5/09/2008	HSBC Custody Nominees (Australia) Limited.	-2,151	-25,918.69
17/09/2008	HSBC Custody Nominees (Australia) Limited.	-1,847	-22,037.30
22/09/2008	HSBC Custody Nominees (Australia) Limited.	-3,234	-38,411.51
2/10/2008	HSBC Custody Nominees (Australia) Limited.	-2,734	-33,794.43
13/10/2008	HSBC Custody Nominees (Australia) Limited.	-11,707	-151,062.45
13/10/2008	HSBC Custody Nominees (Australia) Limited.	-2,255	-29,097.62
13/10/2008	HSBC Custody Nominees (Australia) Limited.	-1,987	-25,639.45
13/10/2008	HSBC Custody Nominees (Australia) Limited.	-411	-5,303.38
13/10/2008	HSBC Custody Nominees (Australia) Limited.	-2,517	-32,478.36
13/10/2008	HSBC Custody Nominees (Australia) Limited.	-413	-5,329.19
13/10/2008	HSBC Custody Nominees (Australia) Limited.	-106	-1,367.78

13/10/2008	HSBC Custody Nominees (Australia) Limited.	-66	-851.64
13/10/2008	HSBC Custody Nominees (Australia) Limited.	-3,144	-40,568.92
13/10/2008	HSBC Custody Nominees (Australia) Limited.	-1,801	-23,239.38
14/10/2008	HSBC Custody Nominees (Australia) Limited.	-592	-7,855.90
14/10/2008	HSBC Custody Nominees (Australia) Limited.	-1,739	-23,076.70
14/10/2008	HSBC Custody Nominees (Australia) Limited.	-58	-769.67
14/10/2008	HSBC Custody Nominees (Australia) Limited.	-91	-1,207.58
14/10/2008	HSBC Custody Nominees (Australia) Limited.	-123	-1,632.22
14/10/2008	HSBC Custody Nominees (Australia) Limited.	-1,291	-17,131.70
14/10/2008	HSBC Custody Nominees (Australia) Limited.	-110	-1,459.71
14/10/2008	HSBC Custody Nominees (Australia) Limited.	-1,034	-13,721.28
14/10/2008	HSBC Custody Nominees (Australia) Limited.	-1,119	-14,849.24
14/10/2008	HSBC Custody Nominees (Australia) Limited.	-6,370	-84,530.54
15/10/2008	HSBC Custody Nominees (Australia) Limited.	-3,272	-44,350.32
28/10/2008	HSBC Custody Nominees (Australia) Limited.	-490	-6,277.83
29/10/2008	HSBC Custody Nominees (Australia) Limited.	-3,057	-37,953.57
30/10/2008	HSBC Custody Nominees (Australia) Limited.	12,630	151,346.55
31/10/2008	HSBC Custody Nominees (Australia) Limited.	6,123	72,101.39
10/11/2008	HSBC Custody Nominees (Australia) Limited.	-1,215	-16,159.50
12/11/2008	HSBC Custody Nominees (Australia) Limited.	8,475	106,779.07
13/11/2008	HSBC Custody Nominees (Australia) Limited.	1,334	16,778.52
17/11/2008	HSBC Custody Nominees (Australia) Limited.	1,452	18,295.20
17/11/2008	HSBC Custody Nominees (Australia) Limited.	-426	-5,399.55
17/11/2008	HSBC Custody Nominees (Australia) Limited.	-460	-5,830.50
17/11/2008	HSBC Custody Nominees (Australia) Limited.	-598	-7,579.65
17/11/2008	HSBC Custody Nominees (Australia) Limited.	-166	-2,104.05
17/11/2008	HSBC Custody Nominees (Australia) Limited.	-5,461	-69,218.18
17/11/2008	HSBC Custody Nominees (Australia) Limited.	-364	-4,613.70
17/11/2008	HSBC Custody Nominees (Australia) Limited.	-415	-5,260.13
17/11/2008	HSBC Custody Nominees (Australia) Limited.	-109	-1,381.58
18/11/2008	HSBC Custody Nominees (Australia) Limited.	-58	-734.45
18/11/2008	HSBC Custody Nominees (Australia) Limited.	-271	-3,431.67
18/11/2008	HSBC Custody Nominees (Australia) Limited.	-309	-3,912.87
18/11/2008	HSBC Custody Nominees (Australia) Limited.	-46	-582.50
18/11/2008	HSBC Custody Nominees (Australia) Limited.	-379	-4,799.28
18/11/2008	HSBC Custody Nominees (Australia) Limited.	-209	-2,646.57
18/11/2008	HSBC Custody Nominees (Australia) Limited.	-82	-1,038.37
18/11/2008	HSBC Custody Nominees (Australia) Limited.	-308	-3,900.20
19/11/2008	HSBC Custody Nominees (Australia) Limited.	149	1,877.40
20/11/2008	HSBC Custody Nominees (Australia) Limited.	16,523	202,851.22
20/11/2008	HSBC Custody Nominees (Australia) Limited.	511	6,336.40
20/11/2008	HSBC Custody Nominees (Australia) Limited.	-1,238	-15,227.40
21/11/2008	HSBC Custody Nominees (Australia) Limited.	-1,482	-17,988.81
24/11/2008	HSBC Custody Nominees (Australia) Limited.	-1,539	-18,975.87
24/11/2008	HSBC Custody Nominees (Australia) Limited.	8,393	102,914.13
24/11/2008	HSBC Custody Nominees (Australia) Limited.	4,534	55,424.98
Total		**-39,180**	**-573,974.97**
	BT Funds Management No.2 Limited total	**-39,180**	**-573,974.97**

BT Investment Management (RE) Limited

Date	Registered Company	Quantity	Value

30/10/2008	Australia and New Zealand Banking Group Limited	825	9,886.06
31/10/2008	Australia and New Zealand Banking Group Limited	401	4,721.98
12/11/2008	Australia and New Zealand Banking Group Limited	561	7,068.21
13/11/2008	Australia and New Zealand Banking Group Limited	88	1,106.83
17/11/2008	Australia and New Zealand Banking Group Limited	97	1,222.20
19/11/2008	Australia and New Zealand Banking Group Limited	11	138.60
20/11/2008	Australia and New Zealand Banking Group Limited	1,084	13,308.16
20/11/2008	Australia and New Zealand Banking Group Limited	34	421.60
24/11/2008	Australia and New Zealand Banking Group Limited	556	6,817.62
Total		**3,657**	**44,691.26**

Date	Registered Company	Quantity	Value
8/08/2008	BNP Fund Services Australasia Pty Limited	5,838	62,813.38
11/08/2008	BNP Fund Services Australasia Pty Limited	2,773	31,228.14
11/08/2008	BNP Fund Services Australasia Pty Limited	503	5,664.53
12/08/2008	BNP Fund Services Australasia Pty Limited	12,938	144,605.44
2/09/2008	BNP Fund Services Australasia Pty Limited	-80	-974.90
2/09/2008	BNP Fund Services Australasia Pty Limited	-19	-228.38
2/09/2008	BNP Fund Services Australasia Pty Limited	1,488	17,885.76
3/09/2008	BNP Fund Services Australasia Pty Limited	-10,152	-122,397.59
4/09/2008	BNP Fund Services Australasia Pty Limited	-10,034	-126,024.03
5/09/2008	BNP Fund Services Australasia Pty Limited	-7,144	-86,082.34
17/09/2008	BNP Fund Services Australasia Pty Limited	-3,888	-46,389.28
22/09/2008	BNP Fund Services Australasia Pty Limited	-10,819	-128,501.59
2/10/2008	BNP Fund Services Australasia Pty Limited	-3,468	-42,867.25
13/10/2008	BNP Fund Services Australasia Pty Limited	-10,226	-131,952.21
14/10/2008	BNP Fund Services Australasia Pty Limited	-4,849	-64,346.71
15/10/2008	BNP Fund Services Australasia Pty Limited	-10,710	-145,168.70
29/10/2008	BNP Fund Services Australasia Pty Limited	-5,155	-64,000.87
6/11/2008	BNP Fund Services Australasia Pty Limited	1,869	24,323.54
10/11/2008	BNP Fund Services Australasia Pty Limited	-2,530	-33,649.00
24/11/2008	BNP Fund Services Australasia Pty Limited	4,568	55,840.60
1/12/2008	BNP Fund Services Australasia Pty Limited	19,504	253,669.02
1/12/2008	BNP Fund Services Australasia Pty Limited	19,643	254,624.35
Total		**-9,950**	**-141,928.09**

Date	Registered Company	Quantity	Value
8/08/2008	Citicorp Nominees Pty Limited	8,725	93,875.77
11/08/2008	Citicorp Nominees Pty Limited	4,144	46,667.66
12/08/2008	Citicorp Nominees Pty Limited	460	5,141.33
3/09/2008	Citicorp Nominees Pty Limited	-12,744	-153,648.04
4/09/2008	Citicorp Nominees Pty Limited	-13,633	-171,226.39
13/10/2008	Citicorp Nominees Pty Limited	-10,583	-136,558.80
14/10/2008	Citicorp Nominees Pty Limited	-9,564	-126,915.24
17/11/2008	Citicorp Nominees Pty Limited	-1,988	-25,197.90
18/11/2008	Citicorp Nominees Pty Limited	-156	-1,975.43
Total		**-35,339**	**-469,837.04**

Date	Registered Company	Quantity	Value
6/08/2008	HSBC Custody Nominees (Australia) Limited.	4,949	52,211.95
7/08/2008	HSBC Custody Nominees (Australia) Limited.	178,731	1,901,394.00

7/08/2008	HSBC Custody Nominees (Australia) Limited.	966	10,276.60
7/08/2008	HSBC Custody Nominees (Australia) Limited.	12,762	135,765.98
8/08/2008	HSBC Custody Nominees (Australia) Limited.	13,891	149,458.83
8/08/2008	HSBC Custody Nominees (Australia) Limited.	2,471	26,586.48
8/08/2008	HSBC Custody Nominees (Australia) Limited.	32,091	345,279.91
8/08/2008	HSBC Custody Nominees (Australia) Limited.	767	8,252.46
8/08/2008	HSBC Custody Nominees (Australia) Limited.	21,301	229,185.96
8/08/2008	HSBC Custody Nominees (Australia) Limited.	357	3,841.11
8/08/2008	HSBC Custody Nominees (Australia) Limited.	8,758	94,230.83
8/08/2008	HSBC Custody Nominees (Australia) Limited.	8,149	87,678.35
8/08/2008	HSBC Custody Nominees (Australia) Limited.	939	10,103.07
11/08/2008	HSBC Custody Nominees (Australia) Limited.	446	5,022.63
11/08/2008	HSBC Custody Nominees (Australia) Limited.	198	2,229.78
11/08/2008	HSBC Custody Nominees (Australia) Limited.	31,393	353,532.25
11/08/2008	HSBC Custody Nominees (Australia) Limited.	3,870	43,582.01
11/08/2008	HSBC Custody Nominees (Australia) Limited.	4,159	46,836.58
11/08/2008	HSBC Custody Nominees (Australia) Limited.	170	1,914.45
11/08/2008	HSBC Custody Nominees (Australia) Limited.	10,116	113,921.33
11/08/2008	HSBC Custody Nominees (Australia) Limited.	124	1,396.43
11/08/2008	HSBC Custody Nominees (Australia) Limited.	364	4,099.19
11/08/2008	HSBC Custody Nominees (Australia) Limited.	15,241	171,636.52
11/08/2008	HSBC Custody Nominees (Australia) Limited.	1,174	13,221.00
11/08/2008	HSBC Custody Nominees (Australia) Limited.	6,597	74,292.12
11/08/2008	HSBC Custody Nominees (Australia) Limited.	2,358	26,554.62
12/08/2008	HSBC Custody Nominees (Australia) Limited.	2,903	32,446.25
12/08/2008	HSBC Custody Nominees (Australia) Limited.	968	10,819.14
12/08/2008	HSBC Custody Nominees (Australia) Limited.	105	1,173.56
12/08/2008	HSBC Custody Nominees (Australia) Limited.	41,434	463,099.53
12/08/2008	HSBC Custody Nominees (Australia) Limited.	275	3,073.62
12/08/2008	HSBC Custody Nominees (Australia) Limited.	124	1,385.92
14/08/2008	HSBC Custody Nominees (Australia) Limited.	188	2,086.80
20/08/2008	HSBC Custody Nominees (Australia) Limited.	151	1,781.80
29/08/2008	HSBC Custody Nominees (Australia) Limited.	-140,762	-1,735,595.46
29/08/2008	HSBC Custody Nominees (Australia) Limited.	616	7,595.28
1/09/2008	HSBC Custody Nominees (Australia) Limited.	178	2,155.58
2/09/2008	HSBC Custody Nominees (Australia) Limited.	-432	-5,264.44
2/09/2008	HSBC Custody Nominees (Australia) Limited.	-101	-1,214.02
2/09/2008	HSBC Custody Nominees (Australia) Limited.	26,739	321,402.78
2/09/2008	HSBC Custody Nominees (Australia) Limited.	60	721.20
2/09/2008	HSBC Custody Nominees (Australia) Limited.	-10,299	-125,505.67
2/09/2008	HSBC Custody Nominees (Australia) Limited.	-2,404	-28,896.08
2/09/2008	HSBC Custody Nominees (Australia) Limited.	1,146	13,774.92
2/09/2008	HSBC Custody Nominees (Australia) Limited.	-191	-2,327.56
2/09/2008	HSBC Custody Nominees (Australia) Limited.	-45	-540.90
2/09/2008	HSBC Custody Nominees (Australia) Limited.	-455	-5,544.72
2/09/2008	HSBC Custody Nominees (Australia) Limited.	-106	-1,274.12
2/09/2008	HSBC Custody Nominees (Australia) Limited.	-16,434	-200,268.01
2/09/2008	HSBC Custody Nominees (Australia) Limited.	-3,835	-46,096.70
2/09/2008	HSBC Custody Nominees (Australia) Limited.	2,269	27,273.38
2/09/2008	HSBC Custody Nominees (Australia) Limited.	-4,487	-54,679.48
2/09/2008	HSBC Custody Nominees (Australia) Limited.	-1,047	-12,584.94
2/09/2008	HSBC Custody Nominees (Australia) Limited.	-351	-4,277.35
2/09/2008	HSBC Custody Nominees (Australia) Limited.	-82	-985.64
2/09/2008	HSBC Custody Nominees (Australia) Limited.	-3,352	-40,848.14

2/09/2008	HSBC Custody Nominees (Australia) Limited.	-782	-9,399.64
2/09/2008	HSBC Custody Nominees (Australia) Limited.	-583	-7,104.55
2/09/2008	HSBC Custody Nominees (Australia) Limited.	-136	-1,634.72
3/09/2008	HSBC Custody Nominees (Australia) Limited.	-13,201	-159,157.86
3/09/2008	HSBC Custody Nominees (Australia) Limited.	-13,723	-165,451.35
3/09/2008	HSBC Custody Nominees (Australia) Limited.	-536	-6,462.28
3/09/2008	HSBC Custody Nominees (Australia) Limited.	-33,741	-406,798.36
3/09/2008	HSBC Custody Nominees (Australia) Limited.	-50,716	-611,457.45
3/09/2008	HSBC Custody Nominees (Australia) Limited.	-1,112	-13,406.83
3/09/2008	HSBC Custody Nominees (Australia) Limited.	-4,036	-48,660.03
3/09/2008	HSBC Custody Nominees (Australia) Limited.	-11,512	-138,794.43
3/09/2008	HSBC Custody Nominees (Australia) Limited.	-1,393	-16,794.71
4/09/2008	HSBC Custody Nominees (Australia) Limited.	-1,258	-15,800.10
4/09/2008	HSBC Custody Nominees (Australia) Limited.	-10,097	-126,815.29
4/09/2008	HSBC Custody Nominees (Australia) Limited.	-3,959	-49,723.85
4/09/2008	HSBC Custody Nominees (Australia) Limited.	-980	-12,308.51
4/09/2008	HSBC Custody Nominees (Australia) Limited.	-49,738	-624,694.36
4/09/2008	HSBC Custody Nominees (Australia) Limited.	-33,440	-419,996.37
4/09/2008	HSBC Custody Nominees (Australia) Limited.	-499	-6,267.29
4/09/2008	HSBC Custody Nominees (Australia) Limited.	-13,513	-169,719.23
4/09/2008	HSBC Custody Nominees (Australia) Limited.	-12,915	-162,208.53
5/09/2008	HSBC Custody Nominees (Australia) Limited.	-11,851	-142,799.81
5/09/2008	HSBC Custody Nominees (Australia) Limited.	-3,355	-40,426.41
5/09/2008	HSBC Custody Nominees (Australia) Limited.	-191	-2,301.47
5/09/2008	HSBC Custody Nominees (Australia) Limited.	-39,582	-476,947.27
17/09/2008	HSBC Custody Nominees (Australia) Limited.	-19,636	-234,284.97
17/09/2008	HSBC Custody Nominees (Australia) Limited.	-152	-1,813.57
17/09/2008	HSBC Custody Nominees (Australia) Limited.	-1,214	-14,484.72
17/09/2008	HSBC Custody Nominees (Australia) Limited.	-6,388	-76,217.78
22/09/2008	HSBC Custody Nominees (Australia) Limited.	-19,426	-230,730.37
22/09/2008	HSBC Custody Nominees (Australia) Limited.	-4,452	-52,878.18
22/09/2008	HSBC Custody Nominees (Australia) Limited.	-307	-3,646.36
22/09/2008	HSBC Custody Nominees (Australia) Limited.	-50,680	-601,946.64
22/09/2008	HSBC Custody Nominees (Australia) Limited.	-3,001	-36,012.00
23/09/2008	HSBC Custody Nominees (Australia) Limited.	-27,260	-316,935.66
2/10/2008	HSBC Custody Nominees (Australia) Limited.	-8,315	-102,780.05
2/10/2008	HSBC Custody Nominees (Australia) Limited.	-1,113	-13,757.57
2/10/2008	HSBC Custody Nominees (Australia) Limited.	-34,645	-428,239.91
2/10/2008	HSBC Custody Nominees (Australia) Limited.	-247	-3,053.12
13/10/2008	HSBC Custody Nominees (Australia) Limited.	-1,340	-17,290.82
13/10/2008	HSBC Custody Nominees (Australia) Limited.	-2,778	-35,836.48
13/10/2008	HSBC Custody Nominees (Australia) Limited.	-3,917	-50,529.69
13/10/2008	HSBC Custody Nominees (Australia) Limited.	-902	-11,639.05
13/10/2008	HSBC Custody Nominees (Australia) Limited.	-44,496	-574,158.59
13/10/2008	HSBC Custody Nominees (Australia) Limited.	-4,573	-59,008.16
13/10/2008	HSBC Custody Nominees (Australia) Limited.	-10,889	-140,507.30
13/10/2008	HSBC Custody Nominees (Australia) Limited.	-11,517	-148,610.76
13/10/2008	HSBC Custody Nominees (Australia) Limited.	-15,702	-202,612.33
13/10/2008	HSBC Custody Nominees (Australia) Limited.	-418	-5,393.71
13/10/2008	HSBC Custody Nominees (Australia) Limited.	-35,889	-463,097.30
14/10/2008	HSBC Custody Nominees (Australia) Limited.	-17,158	-227,688.38
14/10/2008	HSBC Custody Nominees (Australia) Limited.	-201	-2,667.29
14/10/2008	HSBC Custody Nominees (Australia) Limited.	-8,283	-109,916.24
14/10/2008	HSBC Custody Nominees (Australia) Limited.	-4,372	-58,016.88

14/10/2008	HSBC Custody Nominees (Australia) Limited.	-4,780	-63,431.08
14/10/2008	HSBC Custody Nominees (Australia) Limited.	-2,439	-32,365.77
14/10/2008	HSBC Custody Nominees (Australia) Limited.	-17,093	-226,825.82
14/10/2008	HSBC Custody Nominees (Australia) Limited.	-303	-4,020.84
14/10/2008	HSBC Custody Nominees (Australia) Limited.	-540	-7,165.85
15/10/2008	HSBC Custody Nominees (Australia) Limited.	-309	-4,188.34
15/10/2008	HSBC Custody Nominees (Australia) Limited.	-64,084	-868,626.58
15/10/2008	HSBC Custody Nominees (Australia) Limited.	-3,080	-42,796.91
15/10/2008	HSBC Custody Nominees (Australia) Limited.	-4,817	-65,292.03
15/10/2008	HSBC Custody Nominees (Australia) Limited.	-18,799	-254,811.04
28/10/2008	HSBC Custody Nominees (Australia) Limited.	-10,961	-140,431.23
28/10/2008	HSBC Custody Nominees (Australia) Limited.	-1,535	-19,666.27
28/10/2008	HSBC Custody Nominees (Australia) Limited.	-18,314	-234,637.14
28/10/2008	HSBC Custody Nominees (Australia) Limited.	-18	-230.61
29/10/2008	HSBC Custody Nominees (Australia) Limited.	-292	-3,625.27
29/10/2008	HSBC Custody Nominees (Australia) Limited.	-33,626	-417,476.88
29/10/2008	HSBC Custody Nominees (Australia) Limited.	-1,213	-15,059.76
29/10/2008	HSBC Custody Nominees (Australia) Limited.	-7,916	-98,279.51
30/10/2008	HSBC Custody Nominees (Australia) Limited.	4,818	57,734.57
30/10/2008	HSBC Custody Nominees (Australia) Limited.	33,210	397,958.75
30/10/2008	HSBC Custody Nominees (Australia) Limited.	6,090	72,977.08
31/10/2008	HSBC Custody Nominees (Australia) Limited.	2,959	34,843.70
31/10/2008	HSBC Custody Nominees (Australia) Limited.	16,105	189,644.42
31/10/2008	HSBC Custody Nominees (Australia) Limited.	2,347	27,637.10
3/11/2008	HSBC Custody Nominees (Australia) Limited.	156	2,020.20
6/11/2008	HSBC Custody Nominees (Australia) Limited.	1,904	24,779.04
6/11/2008	HSBC Custody Nominees (Australia) Limited.	9,770	127,148.73
10/11/2008	HSBC Custody Nominees (Australia) Limited.	-11,840	-157,472.00
10/11/2008	HSBC Custody Nominees (Australia) Limited.	-111	-1,476.30
10/11/2008	HSBC Custody Nominees (Australia) Limited.	-3,338	-44,395.40
10/11/2008	HSBC Custody Nominees (Australia) Limited.	74	990.86
10/11/2008	HSBC Custody Nominees (Australia) Limited.	-416	-5,532.80
12/11/2008	HSBC Custody Nominees (Australia) Limited.	23,483	295,869.36
12/11/2008	HSBC Custody Nominees (Australia) Limited.	3,287	41,413.90
12/11/2008	HSBC Custody Nominees (Australia) Limited.	4,149	52,274.49
13/11/2008	HSBC Custody Nominees (Australia) Limited.	647	8,137.71
13/11/2008	HSBC Custody Nominees (Australia) Limited.	512	6,439.73
13/11/2008	HSBC Custody Nominees (Australia) Limited.	3,569	44,889.45
17/11/2008	HSBC Custody Nominees (Australia) Limited.	3,842	48,409.20
17/11/2008	HSBC Custody Nominees (Australia) Limited.	-26,985	-342,034.88
17/11/2008	HSBC Custody Nominees (Australia) Limited.	-1,396	-17,694.30
17/11/2008	HSBC Custody Nominees (Australia) Limited.	562	7,081.20
17/11/2008	HSBC Custody Nominees (Australia) Limited.	-7,098	-89,967.15
17/11/2008	HSBC Custody Nominees (Australia) Limited.	-6,850	-86,823.75
17/11/2008	HSBC Custody Nominees (Australia) Limited.	-12,915	-163,697.61
17/11/2008	HSBC Custody Nominees (Australia) Limited.	710	8,946.00
18/11/2008	HSBC Custody Nominees (Australia) Limited.	-101	-1,278.96
18/11/2008	HSBC Custody Nominees (Australia) Limited.	-77	-975.05
18/11/2008	HSBC Custody Nominees (Australia) Limited.	-14	-177.28
18/11/2008	HSBC Custody Nominees (Australia) Limited.	139	1,694.41
18/11/2008	HSBC Custody Nominees (Australia) Limited.	-266	-3,368.36
18/11/2008	HSBC Custody Nominees (Australia) Limited.	-1,459	-18,475.32
19/11/2008	HSBC Custody Nominees (Australia) Limited.	436	5,493.60
19/11/2008	HSBC Custody Nominees (Australia) Limited.	79	995.40

19/11/2008	HSBC Custody Nominees (Australia) Limited.	93	1,171.80
20/11/2008	HSBC Custody Nominees (Australia) Limited.	8,036	98,657.17
20/11/2008	HSBC Custody Nominees (Australia) Limited.	249	3,087.60
20/11/2008	HSBC Custody Nominees (Australia) Limited.	6,343	77,872.38
20/11/2008	HSBC Custody Nominees (Australia) Limited.	196	2,430.40
20/11/2008	HSBC Custody Nominees (Australia) Limited.	44,248	543,228.27
20/11/2008	HSBC Custody Nominees (Australia) Limited.	1,368	16,963.20
20/11/2008	HSBC Custody Nominees (Australia) Limited.	-1,426	-17,556.20
21/11/2008	HSBC Custody Nominees (Australia) Limited.	-2,139	-25,684.26
24/11/2008	HSBC Custody Nominees (Australia) Limited.	-1,426	-17,413.46
24/11/2008	HSBC Custody Nominees (Australia) Limited.	22,905	280,858.82
24/11/2008	HSBC Custody Nominees (Australia) Limited.	3,390	41,567.84
24/11/2008	HSBC Custody Nominees (Australia) Limited.	6,219	76,022.92
24/11/2008	HSBC Custody Nominees (Australia) Limited.	4,144	50,813.31
24/11/2008	HSBC Custody Nominees (Australia) Limited.	421	5,146.43
24/11/2008	HSBC Custody Nominees (Australia) Limited.	31,554	385,725.56
1/12/2008	HSBC Custody Nominees (Australia) Limited.	6,917	89,962.50
1/12/2008	HSBC Custody Nominees (Australia) Limited.	28,306	368,147.84
1/12/2008	HSBC Custody Nominees (Australia) Limited.	28,492	369,330.40
1/12/2008	HSBC Custody Nominees (Australia) Limited.	1,551	19,885.06
1/12/2008	HSBC Custody Nominees (Australia) Limited.	495	6,437.97
Total		**-351,206**	**-5,121,759.25**

Date	**Registered Company**	**Quantity**	**Value**
8/08/2008	IAG Nominees Limited	2,122	22,831.45
8/08/2008	IAG Nominees Limited	1,418	15,256.83
8/08/2008	IAG Nominees Limited	2,747	29,556.07
8/08/2008	IAG Nominees Limited	354	3,808.83
11/08/2008	IAG Nominees Limited	168	1,891.93
11/08/2008	IAG Nominees Limited	1,305	14,696.26
11/08/2008	IAG Nominees Limited	674	7,590.25
11/08/2008	IAG Nominees Limited	1,008	11,351.59
12/08/2008	IAG Nominees Limited	5,097	56,968.15
12/08/2008	IAG Nominees Limited	3,385	37,833.47
12/08/2008	IAG Nominees Limited	1,268	14,172.18
12/08/2008	IAG Nominees Limited	866	9,679.11
3/09/2008	IAG Nominees Limited	-1,883	-22,702.39
3/09/2008	IAG Nominees Limited	-269	-3,243.20
3/09/2008	IAG Nominees Limited	-1,048	-12,635.21
3/09/2008	IAG Nominees Limited	-1,565	-18,868.42
4/09/2008	IAG Nominees Limited	-4,213	-52,914.02
4/09/2008	IAG Nominees Limited	-2,806	-35,242.52
4/09/2008	IAG Nominees Limited	-693	-8,703.87
4/09/2008	IAG Nominees Limited	-5,039	-63,288.33
13/10/2008	IAG Nominees Limited	-4,861	-62,724.40
13/10/2008	IAG Nominees Limited	-685	-8,838.97
13/10/2008	IAG Nominees Limited	-2,719	-35,084.89
13/10/2008	IAG Nominees Limited	-4,056	-52,337.00
14/10/2008	IAG Nominees Limited	-1,705	-22,625.52
14/10/2008	IAG Nominees Limited	-1,153	-15,300.43
14/10/2008	IAG Nominees Limited	-294	-3,901.41
17/11/2008	IAG Nominees Limited	-401	-5,082.68
17/11/2008	IAG Nominees Limited	-1,568	-19,874.40

17/11/2008	IAG Nominees Limited	-2,330	-29,532.75
18/11/2008	IAG Nominees Limited	-48	-607.82
18/11/2008	IAG Nominees Limited	-21	-265.92
24/11/2008	IAG Nominees Limited	4,691	57,825.96
1/12/2008	IAG Nominees Limited	5,338	67,973.56
Total		**-6,916**	**-122,338.51**

Date	Registered Company	Quantity	Value
8/08/2008	JP Morgan Chase Bank	4,806	51,709.68
8/08/2008	JP Morgan Chase Bank	3,576	38,475.61
8/08/2008	JP Morgan Chase Bank	21,217	228,282.19
11/08/2008	JP Morgan Chase Bank	10,076	113,470.87
11/08/2008	JP Morgan Chase Bank	1,699	19,133.29
11/08/2008	JP Morgan Chase Bank	2,283	25,710.00
12/08/2008	JP Morgan Chase Bank	5,365	59,963.53
2/09/2008	JP Morgan Chase Bank	-96	-1,169.88
2/09/2008	JP Morgan Chase Bank	-23	-276.46
2/09/2008	JP Morgan Chase Bank	-2,142	-26,102.84
2/09/2008	JP Morgan Chase Bank	-500	-6,010.00
2/09/2008	JP Morgan Chase Bank	-2,120	-25,482.40
2/09/2008	JP Morgan Chase Bank	-9,082	-110,675.07
3/09/2008	JP Morgan Chase Bank	-33,514	-404,061.54
3/09/2008	JP Morgan Chase Bank	-7,589	-91,496.78
3/09/2008	JP Morgan Chase Bank	-6,194	-74,677.96
4/09/2008	JP Morgan Chase Bank	-6,075	-76,300.18
4/09/2008	JP Morgan Chase Bank	-7,426	-93,268.33
4/09/2008	JP Morgan Chase Bank	-33,050	-415,098.09
13/10/2008	JP Morgan Chase Bank	-37,287	-481,136.53
13/10/2008	JP Morgan Chase Bank	-8,261	-106,596.64
13/10/2008	JP Morgan Chase Bank	-6,815	-87,938.03
14/10/2008	JP Morgan Chase Bank	-3,568	-47,347.72
14/10/2008	JP Morgan Chase Bank	-4,277	-56,756.22
14/10/2008	JP Morgan Chase Bank	-20,074	-266,383.99
14/10/2008	JP Morgan Chase Bank	109,561	1,413,336.90
5/11/2008	JP Morgan Chase Bank	-3,902	-51,063.13
17/11/2008	JP Morgan Chase Bank	-1,293	-16,388.78
17/11/2008	JP Morgan Chase Bank	-3,352	-42,486.60
17/11/2008	JP Morgan Chase Bank	-43,201	-547,572.68
18/11/2008	JP Morgan Chase Bank	-348	-4,406.72
18/11/2008	JP Morgan Chase Bank	-13	-164.62
18/11/2008	JP Morgan Chase Bank	-20	-253.26
25/11/2008	JP Morgan Chase Bank	-4,578	-56,996.10
26/11/2008	JP Morgan Chase Bank	-3,614	-44,488.34
Total		**-89,831**	**-1,184,516.82**

Date	Registered Company	Quantity	Value
8/08/2008	National Australia Bank Limited	9,218	99,180.15
11/08/2008	National Australia Bank Limited	4,378	49,302.85
12/08/2008	National Australia Bank Limited	25,974	290,306.20
2/09/2008	National Australia Bank Limited	-996	-12,137.46
2/09/2008	National Australia Bank Limited	-233	-2,800.66
3/09/2008	National Australia Bank Limited	-16,905	-203,815.13

4/09/2008	National Australia Bank Limited	-16,114	-202,387.01
13/10/2008	National Australia Bank Limited	-17,869	-230,574.43
14/10/2008	National Australia Bank Limited	-9,095	-120,691.56
17/11/2008	National Australia Bank Limited	-8,856	-112,249.80
Total		**-30,498**	**-445,866.85**

Date	Registered Company	Quantity	Value
30/10/2008	National Australian Custodian Services	4,006	48,004.30
30/10/2008	National Australian Custodian Services	1,566	18,765.53
30/10/2008	National Australian Custodian Services	7,781	93,240.50
31/10/2008	National Australian Custodian Services	3,779	44,499.61
31/10/2008	National Australian Custodian Services	762	8,972.93
31/10/2008	National Australian Custodian Services	1,946	22,915.12
12/11/2008	National Australian Custodian Services	2,732	34,421.29
12/11/2008	National Australian Custodian Services	1,066	13,430.85
12/11/2008	National Australian Custodian Services	5,304	66,826.69
13/11/2008	National Australian Custodian Services	826	10,389.10
13/11/2008	National Australian Custodian Services	167	2,100.46
13/11/2008	National Australian Custodian Services	425	5,345.48
17/11/2008	National Australian Custodian Services	468	5,896.80
17/11/2008	National Australian Custodian Services	183	2,305.80
17/11/2008	National Australian Custodian Services	908	11,440.80
19/11/2008	National Australian Custodian Services	127	1,600.20
19/11/2008	National Australian Custodian Services	25	315.00
19/11/2008	National Australian Custodian Services	66	831.60
20/11/2008	National Australian Custodian Services	5,275	64,760.65
20/11/2008	National Australian Custodian Services	163	2,021.20
20/11/2008	National Australian Custodian Services	2,069	25,400.91
20/11/2008	National Australian Custodian Services	64	793.60
20/11/2008	National Australian Custodian Services	10,278	126,181.98
20/11/2008	National Australian Custodian Services	318	3,943.20
24/11/2008	National Australian Custodian Services	5,227	64,092.95
24/11/2008	National Australian Custodian Services	1,051	12,887.26
24/11/2008	National Australian Custodian Services	2,711	33,242.01
Total		**59,293**	**724,625.82**

Date	Registered Company	Quantity	Value
8/08/2008	National Custodian Nominees	2,155	23,186.51
11/08/2008	National Custodian Nominees	1,024	11,531.78
12/08/2008	National Custodian Nominees	4,614	51,569.76
2/09/2008	National Custodian Nominees	-453	-5,520.35
2/09/2008	National Custodian Nominees	-106	-1,274.12
3/09/2008	National Custodian Nominees	-3,667	-44,211.19
4/09/2008	National Custodian Nominees	-3,658	-45,943.38
13/10/2008	National Custodian Nominees	-2,375	-30,646.05
14/10/2008	National Custodian Nominees	-405	-5,374.39
17/11/2008	National Custodian Nominees	-1,970	-24,969.75
18/11/2008	National Custodian Nominees	-64	-810.43
Total		**-4,905**	**-72,461.61**

Date	Registered Company	Quantity	Value

30/10/2008	National Nominees Limited	2,379	28,507.79
31/10/2008	National Nominees Limited	1,157	13,624.25
12/11/2008	National Nominees Limited	1,622	20,436.06
13/11/2008	National Nominees Limited	253	3,182.13
17/11/2008	National Nominees Limited	278	3,502.80
19/11/2008	National Nominees Limited	38	478.80
20/11/2008	National Nominees Limited	3,144	38,598.57
20/11/2008	National Nominees Limited	97	1,202.80
24/11/2008	National Nominees Limited	1,623	19,901.06
Total		**10,591**	**129,434.26**

Date	Registered Company	Quantity	Value
6/08/2008	NCS (National Bank Custodian Services)	51	538.05
7/08/2008	NCS (National Bank Custodian Services)	14,820	157,659.61
11/08/2008	NCS (National Bank Custodian Services)	2,579	29,043.41
12/08/2008	NCS (National Bank Custodian Services)	3,347	37,408.75
12/08/2008	NCS (National Bank Custodian Services)	19,229	214,595.64
13/08/2008	NCS (National Bank Custodian Services)	14,127	155,676.71
2/09/2008	NCS (National Bank Custodian Services)	3,466	41,661.32
5/09/2008	NCS (National Bank Custodian Services)	-5,690	-68,562.22
17/09/2008	NCS (National Bank Custodian Services)	-2,786	-33,240.88
22/09/2008	NCS (National Bank Custodian Services)	-7,101	-84,341.42
2/10/2008	NCS (National Bank Custodian Services)	-4,438	-54,857.23
15/10/2008	NCS (National Bank Custodian Services)	-8,741	-118,479.88
28/10/2008	NCS (National Bank Custodian Services)	-2,713	-34,758.68
29/10/2008	NCS (National Bank Custodian Services)	-4,471	-55,508.81
6/11/2008	NCS (National Bank Custodian Services)	1,301	16,931.47
10/11/2008	NCS (National Bank Custodian Services)	-1,684	-22,397.20
24/11/2008	NCS (National Bank Custodian Services)	3,313	40,499.11
1/12/2008	NCS (National Bank Custodian Services)	785	10,209.71
Total		**25,394**	**232,077.46**

Date	Registered Company	Quantity	Value
8/08/2008	Permanent Trustee Australia Limited	2,104	22,637.78
11/08/2008	Permanent Trustee Australia Limited	999	11,250.24
12/08/2008	Permanent Trustee Australia Limited	1,071	11,970.35
2/09/2008	Permanent Trustee Australia Limited	-345	-4,204.24
2/09/2008	Permanent Trustee Australia Limited	-81	-973.62
3/09/2008	Permanent Trustee Australia Limited	-3,352	-40,413.39
4/09/2008	Permanent Trustee Australia Limited	-3,389	-42,564.82
13/10/2008	Permanent Trustee Australia Limited	-3,904	-50,375.65
14/10/2008	Permanent Trustee Australia Limited	-2,003	-26,580.01
17/11/2008	Permanent Trustee Australia Limited	-1,568	-19,874.40
18/11/2008	Permanent Trustee Australia Limited	-41	-519.18
Total		**-10,509**	**-139,646.94**

Date	Registered Company	Quantity	Value
8/08/2008	The Northern Trust company	2,495	26,844.70
8/08/2008	The Northern Trust company	618	6,649.31
11/08/2008	The Northern Trust company	294	3,310.88
11/08/2008	The Northern Trust company	1,185	13,344.88

12/08/2008	The Northern Trust company	1,037	11,590.34
12/08/2008	The Northern Trust company	.771	8,617.31
2/09/2008	The Northern Trust company	-16	-192.32
2/09/2008	The Northern Trust company	-67	-816.48
2/09/2008	The Northern Trust company	-49	-588.98
2/09/2008	The Northern Trust company	-209	-2,546.92
3/09/2008	The Northern Trust company	-4,106	-49,503.99
3/09/2008	The Northern Trust company	-1,045	-12,599.04
4/09/2008	The Northern Trust company	-3,979	-49,975.05
4/09/2008	The Northern Trust company	-1,010	-12,685.30
13/10/2008	The Northern Trust company	-1,155	-14,903.66
13/10/2008	The Northern Trust company	-4,505	-58,130.72
14/10/2008	The Northern Trust company	-2,330	-30,919.33
14/10/2008	The Northern Trust company	-600	-7,962.06
17/11/2008	The Northern Trust company	-609	-7,719.08
17/11/2008	The Northern Trust company	-2,371	-30,052.43
24/11/2008	The Northern Trust company	-4,691	-57,825.96
Total		**-20,342**	**-266,063.90**
	BT Investment Management (RE) Limited total	**-460,561**	**-6,833,590.21**

BT Investment Management No.3 Pty Limited

Date	**Registered Company**	**Quantity**	**Value**
4/08/2008	HSBC Custody Nominees (Australia) Limited.	-1,350	0.00
4/08/2008	HSBC Custody Nominees (Australia) Limited.	3,120	30,995.65
4/08/2008	HSBC Custody Nominees (Australia) Limited.	2,470	24,538.21
4/08/2008	HSBC Custody Nominees (Australia) Limited.	1,370	13,610.26
5/08/2008	HSBC Custody Nominees (Australia) Limited.	-700	-7,133.00
28/08/2008	HSBC Custody Nominees (Australia) Limited.	-1,370	0.00
25/09/2008	HSBC Custody Nominees (Australia) Limited.	-300	-3,666.00
25/09/2008	HSBC Custody Nominees (Australia) Limited.	-50	-611.00
30/09/2008	HSBC Custody Nominees (Australia) Limited.	-600	-4,620.00
30/09/2008	HSBC Custody Nominees (Australia) Limited.	600	4,620.00
8/10/2008	HSBC Custody Nominees (Australia) Limited.	-1,507	-18,807.36
20/10/2008	HSBC Custody Nominees (Australia) Limited.	-1,700	-21,369.51
31/10/2008	HSBC Custody Nominees (Australia) Limited.	1,285	15,818.35
3/11/2008	HSBC Custody Nominees (Australia) Limited.	1,000	13,147.40
21/11/2008	HSBC Custody Nominees (Australia) Limited.	-6,000	-71,620.20
Total		**-3,732**	**-25,097.20**
	BT Investment Management No.3 Pty Limited total	**-3,732**	**-25,097.20**

Westpac Financial Services Group Limited

Date	**Registered Company**	**Quantity**	**Value**
8/08/2008	HSBC Custody Nominees (Australia) Limited.	11,902	128,058.38
11/08/2008	HSBC Custody Nominees (Australia) Limited.	5,653	63,661.26
2/09/2008	HSBC Custody Nominees (Australia) Limited.	-31,682	-386,083.19
2/09/2008	HSBC Custody Nominees (Australia) Limited.	-7,394	-88,875.88
3/09/2008	HSBC Custody Nominees (Australia) Limited.	-16,281	-196,291.88
4/09/2008	HSBC Custody Nominees (Australia) Limited.	-16,246	-204,044.89

13/10/2008	HSBC Custody Nominees (Australia) Limited.	-18,855	-243,297.38
14/10/2008	HSBC Custody Nominees (Australia) Limited.	-9,508	-126,172.11
17/10/2008	HSBC Custody Nominees (Australia) Limited.	-7,320	-97,470.92
23/10/2008	HSBC Custody Nominees (Australia) Limited.	-121,104	-1,600,389.36
24/10/2008	HSBC Custody Nominees (Australia) Limited.	-173,000	-2,302,059.10
27/10/2008	HSBC Custody Nominees (Australia) Limited.	-97,000	-1,279,342.70
3/11/2008	HSBC Custody Nominees (Australia) Limited.	-49,265	-650,298.00
4/11/2008	HSBC Custody Nominees (Australia) Limited.	-110,735	-1,465,765.97
10/11/2008	HSBC Custody Nominees (Australia) Limited.	-137,010	-1,823,562.00
11/11/2008	HSBC Custody Nominees (Australia) Limited.	-42,000	-545,298.60
17/11/2008	HSBC Custody Nominees (Australia) Limited.	-7,135	-90,436.13
1/12/2008	HSBC Custody Nominees (Australia) Limited.	-131,137	-1,706,420.21
Total		**-958,117**	**-12,614,088.68**
	Westpac Financial Services Group Limited total	**-958,117**	**-12,614,088.68**

Form 603

Corporations Law
Section 671B

Notice of initial substantial holder

To Company Name/Scheme QANTAS AIRWAYS LIMITED

ACN/ARSN ABN 16 009 661 901

1. Details of substantial holder(1)

Name BT Investment Management Limited (BTT)

ACN/ARSN (if applicable) ABN 28 126 385 822

The holder became a substantial holder on 1/12/2008

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Person's votes (5)	Voting power (6)
ORDINARY SHARES	97,976,413	97,976,413	5.02%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Registered holder of securities	Nature of relevant interest (6)	Number of securities
St George Insurance Australia Limited (SGIA)	St George Insurance Australia Limited (SGIA)	The principal activities of the company is the provision of Lenders' Mortgage Insurance (LMI) to its parent entity, St. George Bank Limited (SGB). The company is a wholly owned subsidiary of SGB.	290,802
BT Investment Management No.2 Limited	HSBC Custody Nominees (Australia) Limited RBC Dexia Investor Services Trust	BT Investment Management No.2 Limited is the manager of various superannuation funds, institutional investor portfolios and unit trusts and, in that	317,507

		capacity, can exercise the power to vote or dispose of the shares.	
Asgard Capital Management LTD	Asgard Capital Management Limited	Asgard Capital Management Limited ABN 92 009 279 592 AFSL 240695 RSE Licence L0001946 is the trustee, administrator and custodian of all Asgard superannuation entities, the (Hillross) PortfolioCare Retirement Plan and the BEACON Superannuation Plan. In those capacities, Asgard has the power to exercise the right to vote attached to, and to dispose of, the securities held by these entities.	341,901
BT Funds Management No.2 Limited	HSBC Custody Nominees (Australia) Limited	BT Funds Management No 2 Limited is or may be the Manager of various Superannuation funds, Institutional investor portfolios and unit trusts and, in that capacity, can exercise the power to vote or dispose of the shares.	3,632,767
Advance Asset Management	NCS Custodian Services	Advance Asset Management Ltd is the RE of various unit trusts and, in that capacity, can exercise the power to vote or dispose of the shares.	4,206,755
Westpac Financial Services Group Limited	HSBC Custody Nominees (Australia) Limited.	Westpac Financial Services Group Limited Registered Holder of Securities. ABN: 50 000 326 312	7,495,275
BT Investment Management No.3 Pty Limited	HSBC Custody Nominees (Australia) Limited	BT Investment Management No.3 Pty Limited is the manager of various superannuation funds, institutional investor portfolios and unit trusts and, in that capacity, can exercise the power to vote or dispose of the shares.	7,508,086
BT Funds	HSBC Custody	BT Funds Management	11,728,049

Management Limited	Nominees (Australia) Limited	Limited is the manager of various superannuation funds, institutional investor portfolios and unit trusts and, in that capacity, can exercise the power to vote or dispose of the shares.	
BT Investment Management (RE) Limited	HSBC Custody Nominees (Australia) Limited The Northern Trust company Permanent Trustee Australia Limited. NCS (National Bank Custodian Services) National Custodian Nominees National Australia Bank Limited JP Morgan Chase Bank IAG Nominees Limited Citicorp Nominees Pty Limited BNP Fund Services Australasia Pty Limited	BT Investment Management (RE) Limited is the RE and fund manager of various superannuation funds, institutional investor portfolios and unit trusts and, in that capacity, can exercise the power to vote or dispose of the shares.	62,449,271

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Persons entitled to be registered as holder (8)	Class and number of securities
St George Insurance Australia Limited (SGIA)	HSBC Custody Nominees (Australia) Limited	See Schedule	
BT Investment Management No.2 Limited	HSBC Custody Nominees (Australia) Limited	See Schedule	
Asgard Capital Management LTD	HSBC Custody Nominees (Australia) Limited	See Schedule	
BT Funds Management No.2 Limited	HSBC Custody Nominees (Australia) Limited	See Schedule	
ADVANCE ASSET MANAGEMENT - BGI	HSBC Custody Nominees (Australia) Limited	See Schedule	
Westpac Financial	HSBC Custody	See Schedule	

Services Group Limited	Nominees (Australia) Limited		
BT Investment Management No.3 Pty Limited	HSBC Custody Nominees (Australia) Limited	See Schedule	
BT Funds Management Limited	HSBC Custody Nominees (Australia) Limited	See Schedule	
BT Investment Management (RE) Limited	HSBC Custody Nominees (Australia) Limited	See Schedule	

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
WBC & associates	See Schedule	See Schedule		

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Westpac Banking Corporation (WBC)	Level 20, Westpac Place, 275 Kent St, Sydney NSW 2000
Westpac Financial Services Group Limited (WFSG)	Level 20, Westpac Place, 275 Kent St, Sydney NSW 2000
St George Insurance Australia Limited (SGIA)	St George Insurance Australia Limited (SGIA) 4-16 Montgomery Street, Kogarah NSW 2217.
BT Investment Management No.2 Limited	Level 20, Westpac Place, 275 Kent Street, Sydney NSW 2000
Asgard Capital Management LTD	Asgard Capital Management Limited PO Box 7490, Cloisters Square WA 6850
BT Funds Management No.2 Limited	Level 20, Westpac Place, 275 Kent Street, Sydney NSW 2000
ADVANCE ASSET MANAGEMENT - BGI	Advance Asset Management Level 5, 182 George Street, Sydney NSW 2000
Westpac Financial Services Group Limited	Level 20, Westpac Place, 275 Kent Street, Sydney NSW 2000
BT Investment Management No.3 Pty Limited	Level 20, Westpac Place, 275 Kent Street, Sydney NSW 2000
BT Funds Management Limited	Level 20, Westpac Place, 275 Kent Street, Sydney NSW 2000
BT Investment Management (RE) Limited	Level 15, Chifley Square, 2 Chifley Square, Sydney NSW 2000
QANTAS	Level 9, 203 Coward St Mascot, NSW 2020 **Ph:** (02) 9691 3636 **Fax:** (02) 9691 3339

Signature

print name Chris Millard capacity Company Secretary

sign here ______________ date 4/12/2008

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6of the form.

(2) See the definition of "associate" in section 9 of the Corporations Law.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Law.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate scheme multiplied by 100.

(7) Include details of:

(a) Any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and with a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) Any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Law.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details mus be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Sales & Purchases for the period : 1/08/2008 to 1/12/2008
SECURITY: QAN

Advance Asset Management Limited total

Date	Registered Company	Quantity	Value
29/07/08	NCS Custodian Services	64,682	212,362.76
29/07/08	NCS Custodian Services	36,067	118,561.15
30/07/08	NCS Custodian Services	15,524	52,329.11
31/07/08	NCS Custodian Services	69,817	231,792.41
31/07/08	NCS Custodian Services	32,240	106,292.50
6/08/08	NCS Custodian Services	24,941	85,159.79
11/08/08	NCS Custodian Services	362,214	1,232,542.97
12/08/08	NCS Custodian Services	8,595	29,822.73
18/08/08	NCS Custodian Services	315,584	1,106,430.48
19/08/08	NCS Custodian Services	369,183	1,277,950.62
20/08/08	NCS Custodian Services	445,348	1,515,896.16
21/08/08	NCS Custodian Services	331,100	1,149,469.01
22/08/08	NCS Custodian Services	-17,237	-59,933.84
22/08/08	NCS Custodian Services	198,655	687,259.58
25/08/08	NCS Custodian Services	59,940	217,535.18
26/08/08	NCS Custodian Services	72,497	265,761.45
1/09/08	NCS Custodian Services	37,621	127,986.02
4/09/08	NCS Custodian Services	46,871	168,470.95
23/09/08	NCS Custodian Services	41,788	135,384.76
23/09/08	NCS Custodian Services	113,987	368,291.22
24/09/08	NCS Custodian Services	19,191	62,134.99
24/09/08	NCS Custodian Services	62,672	202,681.25
24/09/08	NCS Custodian Services	360,788	1,167,796.79
25/09/08	NCS Custodian Services	151,599	493,303.20
26/09/08	NCS Custodian Services	62,692	203,241.19
26/09/08	NCS Custodian Services	77,710	252,487.92
29/09/08	NCS Custodian Services	111,914	364,403.28
30/09/08	NCS Custodian Services	57,362	180,103.21
1/10/08	NCS Custodian Services	108,969	379,104.42
1/10/08	NCS Custodian Services	57,361	186,159.25
15/10/08	NCS Custodian Services	60,030	159,491.36
17/10/08	NCS Custodian Services	105,247	280,268.88
Total		**3,864,952**	**12,960,540.75**
	Advance Asset Management Limited total	**3,864,952**	**12,960,540.75**

Asgard Capital Management Limited

Trade Date	Registered Company	Quantity	Value
7/08/08	Asgard Capital Management Limited	-1,130	-3,886.51
7/08/08	Asgard Capital Management Limited	-748	-2,535.38
11/08/08	Asgard Capital Management Limited	2,500	8,500.00
11/08/08	Asgard Capital Management Limited	-2,500	-8,500.00
12/08/08	Asgard Capital Management Limited	-3,402	-11,597.07
12/08/08	Asgard Capital Management Limited	-1,166	-3,943.19
12/08/08	Asgard Capital Management Limited	-706	-2,394.74

13/08/08	Asgard Capital Management Limited	-763	-2,633.94
13/08/08	Asgard Capital Management Limited	-2,457	-8,497.11
13/08/08	Asgard Capital Management Limited	-286	-998.64
19/08/08	Asgard Capital Management Limited	1,500	5,265.00
19/08/08	Asgard Capital Management Limited	-1,500	-5,265.00
19/08/08	Asgard Capital Management Limited	-8,954	-31,454.49
20/08/08	Asgard Capital Management Limited	1,300	4,420.00
20/08/08	Asgard Capital Management Limited	-993	-3,484.61
25/08/08	Asgard Capital Management Limited	1,460	5,285.20
25/08/08	Asgard Capital Management Limited	-4,000	-14,560.00
27/08/08	Asgard Capital Management Limited	-188	-697.21
28/08/08	Asgard Capital Management Limited	-374	-1,295.12
2/09/08	Asgard Capital Management Limited	2,554	8,887.92
3/09/08	Asgard Capital Management Limited	-5,000	-18,200.00
4/09/08	Asgard Capital Management Limited	-770	-2,771.15
9/09/08	Asgard Capital Management Limited	1,720	6,243.60
9/09/08	Asgard Capital Management Limited	-1,720	-6,243.60
11/09/08	Asgard Capital Management Limited	1,040	3,598.40
11/09/08	Asgard Capital Management Limited	-476	-1,643.59
15/09/08	Asgard Capital Management Limited	1,500	5,310.00
15/09/08	Asgard Capital Management Limited	-1,500	-5,310.00
18/09/08	Asgard Capital Management Limited	-800	-2,736.00
24/09/08	Asgard Capital Management Limited	-3,000	-9,660.00
24/09/08	Asgard Capital Management Limited	-1,136	-3,658.00
25/09/08	Asgard Capital Management Limited	-500	-1,631.65
29/09/08	Asgard Capital Management Limited	-2,000	-6,520.00
29/09/08	Asgard Capital Management Limited	-500	-1,615.00
30/09/08	Asgard Capital Management Limited	662	2,111.78
2/10/08	Asgard Capital Management Limited	-158	-511.92
8/10/08	Asgard Capital Management Limited	4,870	15,145.70
8/10/08	Asgard Capital Management Limited	-4,870	-15,145.70
9/10/08	Asgard Capital Management Limited	-349	-1,020.47
14/10/08	Asgard Capital Management Limited	1,785	4,980.15
15/10/08	Asgard Capital Management Limited	3,861	9,999.99
16/10/08	Asgard Capital Management Limited	-821	-2,136.22
17/10/08	Asgard Capital Management Limited	1,660	4,365.80
17/10/08	Asgard Capital Management Limited	1,660	4,365.80
21/10/08	Asgard Capital Management Limited	4,056	11,356.80
23/10/08	Asgard Capital Management Limited	-582	-1,637.88
23/10/08	Asgard Capital Management Limited	-256	-704.39
30/10/08	Asgard Capital Management Limited	1,310	3,248.80
30/10/08	Asgard Capital Management Limited	-2,029	-4,981.11
5/11/08	Asgard Capital Management Limited	-478	-1,311.81
6/11/08	Asgard Capital Management Limited	-1,351	-3,811.57
10/11/08	Asgard Capital Management Limited	1,500	4,200.00
12/11/08	Asgard Capital Management Limited	-519	-1,376.30
13/11/08	Asgard Capital Management Limited	-326	-806.82
14/11/08	Asgard Capital Management Limited	2,032	4,998.72
19/11/08	Asgard Capital Management Limited	-253	-573.13
20/11/08	Asgard Capital Management Limited	-209	-445.89
21/11/08	Asgard Capital Management Limited	-1,773	-3,847.41
24/11/08	Asgard Capital Management Limited	-1,891	-4,292.57
24/11/08	Asgard Capital Management Limited	-2,710	-6,151.70
26/11/08	Asgard Capital Management Limited	-1,085	-2,477.01

26/11/08	Asgard Capital Management Limited	-1,085	-2,477.01
28/11/08	Asgard Capital Management Limited	-946	-2,124.13
28/11/08	Asgard Capital Management Limited	-599	-1,377.70
1/12/08	Asgard Capital Management Limited	2,259	5,150.52
Totals		**-29,630**	**-101,508.56**

	Asgard Capital Management Limited Total	**-29,630**	**-101,508.56**

St.George Insurance Australia Pty Limited

Date	Registered Company	Quantity	Value
6/08/08	St. George Insurance Australia Pty Limited	-399	-1,368.57
14/08/08	St. George Insurance Australia Pty Limited	-1,151	-3,936.42
20/08/08	St. George Insurance Australia Pty Limited	24,672	84,180.86
27/08/08	St. George Insurance Australia Pty Limited	10,061	37,429.94
15/10/08	St. George Insurance Australia Pty Limited	61,248	162,417.45
16/10/08	St. George Insurance Australia Pty Limited	57,585	149,582.80
20/10/08	St. George Insurance Australia Pty Limited	93	253.89
20/10/08	St. George Insurance Australia Pty Limited	19,593	53,318.84
24/10/08	St. George Insurance Australia Pty Limited	28,234	72,829.60
24/10/08	St. George Insurance Australia Pty Limited	87	222.72
12/11/08	St. George Insurance Australia Pty Limited	7,253	19,169.68
12/11/08	St. George Insurance Australia Pty Limited	459	1,211.76
17/11/08	St. George Insurance Australia Pty Limited	747	1,792.80
17/11/08	St. George Insurance Australia Pty Limited	35,460	85,284.85
21/11/08	St. George Insurance Australia Pty Limited	30,962	67,825.36
24/11/08	St. George Insurance Australia Pty Limited	5,436	12,303.30
20/06/08	St. George Insurance Australia Pty Limited	-12,729	-39,686.48
23/06/08	St. George Insurance Australia Pty Limited	-148	-448.44
23/06/08	St. George Insurance Australia Pty Limited	-13,939	-42,236.56
25/06/08	St. George Insurance Australia Pty Limited	-3,137	-9,465.27
26/06/08	St. George Insurance Australia Pty Limited	-19,428	-59,111.63
2/07/08	St. George Insurance Australia Pty Limited	-17,320	-54,459.28
2/07/08	St. George Insurance Australia Pty Limited	-2,251	-7,023.12
7/07/08	St. George Insurance Australia Pty Limited	-431	-1,361.96
7/07/08	St. George Insurance Australia Pty Limited	-6,002	-18,992.12
9/07/08	St. George Insurance Australia Pty Limited	-1,841	-6,064.07
10/07/08	St. George Insurance Australia Pty Limited	-788	-2,551.46
16/07/08	St. George Insurance Australia Pty Limited	-219	-694.23
16/07/08	St. George Insurance Australia Pty Limited	-1,113	-3,533.02
23/07/08	St. George Insurance Australia Pty Limited	-1,472	-5,269.76
30/07/08	St. George Insurance Australia Pty Limited	-805	-2,704.80
6/08/08	St. George Insurance Australia Pty Limited	-399	-1,368.57
14/08/08	St. George Insurance Australia Pty Limited	-1,151	-3,936.42
25/08/08	St. George Insurance Australia Pty Limited	-2,123	-7,727.72
1/09/08	St. George Insurance Australia Pty Limited	-726	-2,475.66
3/09/08	St. George Insurance Australia Pty Limited	-770	-2,802.80
4/09/08	St. George Insurance Australia Pty Limited	-521	-1,870.39
29/10/08	St. George Insurance Australia Pty Limited	-1,661	-4,135.89
31/10/08	St. George Insurance Australia Pty Limited	-386	-957.28
3/11/08	St. George Insurance Australia Pty Limited	-123	-313.65
5/11/08	St. George Insurance Australia Pty Limited	-6,539	-17,982.25

6/11/08	St. George Insurance Australia Pty Limited	-1,866	-5,280.78
10/11/08	St. George Insurance Australia Pty Limited	-199	-567.15
10/11/08	St. George Insurance Australia Pty Limited	-133	-377.06
1/12/08	St. George Insurance Australia Pty Limited	-236	-538.08
1/12/08	St. George Insurance Australia Pty Limited	-2,802	-6,409.99
Total		**179,082**	**432,172.96**
	St. George Insurance Australia Pty Limited	**179,082**	**432,172.96**

Westpac Banking Corporation Limited

Date	Registered Company	Quantity	Value
6/08/08	Westpac Banking Corporation Limited	300,000	1,027,320.00
11/08/08	Westpac Banking Corporation Limited	-16,117	-54,475.46
11/08/08	Westpac Banking Corporation Limited	-9,000	-30,420.00
11/08/08	Westpac Banking Corporation Limited	-58,686	-198,358.68
11/08/08	Westpac Banking Corporation Limited	-5,000	-16,900.00
11/08/08	Westpac Banking Corporation Limited	-2,000	-6,760.00
11/08/08	Westpac Banking Corporation Limited	-16,594	-56,087.72
11/08/08	Westpac Banking Corporation Limited	-5,882	-19,881.16
11/08/08	Westpac Banking Corporation Limited	-1,500	-5,070.00
11/08/08	Westpac Banking Corporation Limited	-13,995	-47,303.10
11/08/08	Westpac Banking Corporation Limited	-1,500	-5,070.00
11/08/08	Westpac Banking Corporation Limited	-14,726	-49,773.88
11/08/08	Westpac Banking Corporation Limited	-5,000	-16,900.00
13/08/08	Westpac Banking Corporation Limited	142	499.84
13/08/08	Westpac Banking Corporation Limited	216	760.32
13/08/08	Westpac Banking Corporation Limited	2,975	10,472.00
13/08/08	Westpac Banking Corporation Limited	1,730	6,089.60
13/08/08	Westpac Banking Corporation Limited	1,602	5,639.04
13/08/08	Westpac Banking Corporation Limited	13,000	45,760.00
13/08/08	Westpac Banking Corporation Limited	1,911	6,726.72
13/08/08	Westpac Banking Corporation Limited	255	897.60
13/08/08	Westpac Banking Corporation Limited	23,286	81,966.72
13/08/08	Westpac Banking Corporation Limited	3,540	12,460.80
13/08/08	Westpac Banking Corporation Limited	373	1,312.96
13/08/08	Westpac Banking Corporation Limited	71	249.92
13/08/08	Westpac Banking Corporation Limited	3,900	13,728.00
13/08/08	Westpac Banking Corporation Limited	79	278.08
13/08/08	Westpac Banking Corporation Limited	1,000	3,520.00
13/08/08	Westpac Banking Corporation Limited	71	249.92
13/08/08	Westpac Banking Corporation Limited	11,831	41,645.12
13/08/08	Westpac Banking Corporation Limited	378	1,330.56
13/08/08	Westpac Banking Corporation Limited	925	3,256.00
13/08/08	Westpac Banking Corporation Limited	1,688	5,941.76
13/08/08	Westpac Banking Corporation Limited	143	503.36
13/08/08	Westpac Banking Corporation Limited	957	3,368.64
13/08/08	Westpac Banking Corporation Limited	220	774.40
13/08/08	Westpac Banking Corporation Limited	3,000	10,560.00
13/08/08	Westpac Banking Corporation Limited	964	3,393.28
13/08/08	Westpac Banking Corporation Limited	955	3,361.60

13/08/08	Westpac Banking Corporation Limited	269	946.88
13/08/08	Westpac Banking Corporation Limited	235	827.20
13/08/08	Westpac Banking Corporation Limited	1,500	5,280.00
13/08/08	Westpac Banking Corporation Limited	22,784	80,199.68
14/08/08	Westpac Banking Corporation Limited	15,133	52,511.51
19/08/08	Westpac Banking Corporation Limited	-250,000	-867,500.00
20/08/08	Westpac Banking Corporation Limited	-4,884	-16,605.60
27/08/08	Westpac Banking Corporation Limited	-36	-134.28
29/08/08	Westpac Banking Corporation Limited	10,000	33,800.00
2/09/08	Westpac Banking Corporation Limited	1,000	3,530.00
2/09/08	Westpac Banking Corporation Limited	-20,000	-70,600.00
9/09/08	Westpac Banking Corporation Limited	-10,837	-38,688.09
9/09/08	Westpac Banking Corporation Limited	10,837	38,688.09
9/09/08	Westpac Banking Corporation Limited	5,995	21,761.85
10/09/08	Westpac Banking Corporation Limited	-21,674	-75,208.78
10/09/08	Westpac Banking Corporation Limited	21,674	75,208.78
10/09/08	Westpac Banking Corporation Limited	43,348	150,417.56
10/09/08	Westpac Banking Corporation Limited	-43,348	-150,417.56
19/09/08	Westpac Banking Corporation Limited	-220	-765.60
22/10/08	Westpac Banking Corporation Limited	25	71.25
24/10/08	Westpac Banking Corporation Limited	7,007	24,999.80
27/10/08	Westpac Banking Corporation Limited	-32,696	-82,720.88
30/10/08	Westpac Banking Corporation Limited	2,374	5,958.74
5/11/08	Westpac Banking Corporation Limited	876	2,522.88
6/11/08	Westpac Banking Corporation Limited	-876	-2,487.84
Total		**-16,302**	**-23,338.17**
	Westpac Banking Corporation Total	-16,302	-23,338.17

BT Funds Management Limited

Date	Registered Company	Quantity	Value
11/08/08	HSBC Custody Nominees (Australia) Limited.	1,909	6,480.67
11/08/08	HSBC Custody Nominees (Australia) Limited.	263,965	896,108.39
29/08/08	HSBC Custody Nominees (Australia) Limited.	-10,731	-36,270.78
29/08/08	HSBC Custody Nominees (Australia) Limited.	-3,845	-12,996.10
4/09/08	HSBC Custody Nominees (Australia) Limited.	228,501	819,381.74
4/09/08	HSBC Custody Nominees (Australia) Limited.	2,343	8,401.76
1/10/08	HSBC Custody Nominees (Australia) Limited.	5,395	18,769.21
1/10/08	HSBC Custody Nominees (Australia) Limited.	494,215	1,719,373.99
1/10/08	HSBC Custody Nominees (Australia) Limited.	18,682	64,994.68
17/10/08	HSBC Custody Nominees (Australia) Limited.	390,613	1,037,741.56
17/10/08	HSBC Custody Nominees (Australia) Limited.	3,743	9,944.03
10/11/08	HSBC Custody Nominees (Australia) Limited.	-7,597	-21,499.51
Total		**1,387,193**	**4,510,429.63**
	BT Funds Management Limited total	**1,387,193**	**4,510,429.63**

BT Funds Management No.2 Limited

Date	Registered Company	Quantity	Value

11/08/08	HSBC Custody Nominees (Australia) Limited.	71,452	242,565.25
11/08/08	HSBC Custody Nominees (Australia) Limited.	19,852	67,393.57
11/08/08	HSBC Custody Nominees (Australia) Limited.	15,565	52,840.06
11/08/08	HSBC Custody Nominees (Australia) Limited.	4,305	14,614.61
11/08/08	HSBC Custody Nominees (Australia) Limited.	15,153	51,441.40
11/08/08	HSBC Custody Nominees (Australia) Limited.	579	1,965.59
11/08/08	HSBC Custody Nominees (Australia) Limited.	3,626	12,309.54
11/08/08	HSBC Custody Nominees (Australia) Limited.	22,469	76,277.76
11/08/08	HSBC Custody Nominees (Australia) Limited.	644	2,186.25
11/08/08	HSBC Custody Nominees (Australia) Limited.	17,210	58,424.51
12/08/08	HSBC Custody Nominees (Australia) Limited.	15,983	55,574.49
22/08/08	HSBC Custody Nominees (Australia) Limited.	-16,469	-56,844.40
29/08/08	HSBC Custody Nominees (Australia) Limited.	-18,899	-63,878.62
29/08/08	HSBC Custody Nominees (Australia) Limited.	-1,600	-5,408.00
29/08/08	HSBC Custody Nominees (Australia) Limited.	-4,749	-16,051.62
29/08/08	HSBC Custody Nominees (Australia) Limited.	-359	-1,213.42
29/08/08	HSBC Custody Nominees (Australia) Limited.	-4,700	-15,886.00
29/08/08	HSBC Custody Nominees (Australia) Limited.	-373	-1,260.74
3/09/08	HSBC Custody Nominees (Australia) Limited.	2,386	8,676.69
4/09/08	HSBC Custody Nominees (Australia) Limited.	1,298	4,654.50
4/09/08	HSBC Custody Nominees (Australia) Limited.	1,296	4,647.33
4/09/08	HSBC Custody Nominees (Australia) Limited.	20,463	73,378.27
9/09/08	HSBC Custody Nominees (Australia) Limited.	11,421	41,365.72
11/09/08	HSBC Custody Nominees (Australia) Limited.	4,611	15,954.06
17/09/08	HSBC Custody Nominees (Australia) Limited.	11,240	40,171.76
22/09/08	HSBC Custody Nominees (Australia) Limited.	7,265	24,339.20
26/09/08	HSBC Custody Nominees (Australia) Limited.	-9,616	-31,230.85
1/10/08	HSBC Custody Nominees (Australia) Limited.	64,383	223,988.46
1/10/08	HSBC Custody Nominees (Australia) Limited.	16,424	57,139.10
1/10/08	HSBC Custody Nominees (Australia) Limited.	13,534	47,084.79
1/10/08	HSBC Custody Nominees (Australia) Limited.	2,419	8,415.70
1/10/08	HSBC Custody Nominees (Australia) Limited.	2,369	8,241.75
1/10/08	HSBC Custody Nominees (Australia) Limited.	1,156	4,021.72
1/10/08	HSBC Custody Nominees (Australia) Limited.	17,090	59,456.11
1/10/08	HSBC Custody Nominees (Australia) Limited.	714	2,484.01
1/10/08	HSBC Custody Nominees (Australia) Limited.	20,848	72,530.19
1/10/08	HSBC Custody Nominees (Australia) Limited.	10,468	36,418.17
14/10/08	HSBC Custody Nominees (Australia) Limited.	20,370	55,976.76
17/10/08	HSBC Custody Nominees (Australia) Limited.	1,482	3,937.23
17/10/08	HSBC Custody Nominees (Australia) Limited.	1,488	3,953.17
17/10/08	HSBC Custody Nominees (Australia) Limited.	17,034	45,254.23
17/10/08	HSBC Custody Nominees (Australia) Limited.	2,531	6,724.11
17/10/08	HSBC Custody Nominees (Australia) Limited.	220	584.47
17/10/08	HSBC Custody Nominees (Australia) Limited.	21,055	55,936.82
17/10/08	HSBC Custody Nominees (Australia) Limited.	451	1,198.17
17/10/08	HSBC Custody Nominees (Australia) Limited.	16,795	44,619.28
17/10/08	HSBC Custody Nominees (Australia) Limited.	44,190	117,399.57
17/10/08	HSBC Custody Nominees (Australia) Limited.	23,357	62,052.54
24/10/08	HSBC Custody Nominees (Australia) Limited.	-230	-589.93
3/11/08	HSBC Custody Nominees (Australia) Limited.	5,625	14,604.19
10/11/08	HSBC Custody Nominees (Australia) Limited.	-4,516	-12,870.60
17/11/08	HSBC Custody Nominees (Australia) Limited.	30,200	72,667.24
18/11/08	HSBC Custody Nominees (Australia) Limited.	8,680	19,844.22

19/11/08	HSBC Custody Nominees (Australia) Limited.	4,497	10,028.31
24/11/08	HSBC Custody Nominees (Australia) Limited.	33,341	76,654.29
24/11/08	HSBC Custody Nominees (Australia) Limited.	-24,689	-55,873.68
26/11/08	HSBC Custody Nominees (Australia) Limited.	-25,350	-56,071.66
1/12/08	HSBC Custody Nominees (Australia) Limited.	-7,566	-17,599.27
Total		**508,423**	**1,625,216.37**

	BT Funds Management No.2 Limited total	**508,423**	**1,625,216.37**

BT Investment Management (RE) Limited

Date	Registered Company	Quantity	Value
11/08/08	BNP Fund Services Australasia Pty Limited	90,646	307,725.04
4/09/08	BNP Fund Services Australasia Pty Limited	38,454	137,892.20
1/10/08	BNP Fund Services Australasia Pty Limited	67,443	234,637.23
17/10/08	BNP Fund Services Australasia Pty Limited	90,815	241,268.21
26/11/08	BNP Fund Services Australasia Pty Limited	-15,872	-35,107.28
Total		**271,486**	**886,415.40**

Date	Registered Company	Quantity	Value
11/08/08	Citicorp Nominees Pty Limited	68,186	231,477.83
4/09/08	Citicorp Nominees Pty Limited	64,590	231,613.28
1/10/08	Citicorp Nominees Pty Limited	92,391	321,430.05
14/10/08	Citicorp Nominees Pty Limited	1	2.63
17/10/08	Citicorp Nominees Pty Limited	115,405	306,596.46
Total		**340,573**	**1,091,120.25**

Date	Registered Company	Quantity	Value
11/08/08	HSBC Custody Nominees (Australia) Limited.	4,490	15,242.65
11/08/08	HSBC Custody Nominees (Australia) Limited.	188,361	639,447.94
11/08/08	HSBC Custody Nominees (Australia) Limited.	60,485	205,334.48
11/08/08	HSBC Custody Nominees (Australia) Limited.	78,140	265,269.67
11/08/08	HSBC Custody Nominees (Australia) Limited.	22,354	75,887.36
11/08/08	HSBC Custody Nominees (Australia) Limited.	157,513	534,725.13
11/08/08	HSBC Custody Nominees (Australia) Limited.	240,754	817,311.68
11/08/08	HSBC Custody Nominees (Australia) Limited.	11,848	40,221.59
11/08/08	HSBC Custody Nominees (Australia) Limited.	14,531	49,329.84
12/08/08	HSBC Custody Nominees (Australia) Limited.	1,235	4,294.22
12/08/08	HSBC Custody Nominees (Australia) Limited.	208,717	725,729.87
12/08/08	HSBC Custody Nominees (Australia) Limited.	18,022	62,664.30
12/08/08	HSBC Custody Nominees (Australia) Limited.	731	2,536.57
20/08/08	HSBC Custody Nominees (Australia) Limited.	-17,316	-58,874.40
22/08/08	HSBC Custody Nominees (Australia) Limited.	-17,911	-61,821.61
22/08/08	HSBC Custody Nominees (Australia) Limited.	-198,787	-686,133.21
22/08/08	HSBC Custody Nominees (Australia) Limited.	-1,646	-5,681.33
27/08/08	HSBC Custody Nominees (Australia) Limited.	-209,045	-774,072.73
29/08/08	HSBC Custody Nominees (Australia) Limited.	-1,253,233	-4,235,927.54
29/08/08	HSBC Custody Nominees (Australia) Limited.	6,177	20,878.26
1/09/08	HSBC Custody Nominees (Australia) Limited.	1,290	4,411.80
1/09/08	HSBC Custody Nominees (Australia) Limited.	16,454	56,272.68

1/09/08	HSBC Custody Nominees (Australia) Limited.	-16,454	-56,272.68
1/09/08	HSBC Custody Nominees (Australia) Limited.	16,454	56,272.68
3/09/08	HSBC Custody Nominees (Australia) Limited.	170,103	619,225.95
3/09/08	HSBC Custody Nominees (Australia) Limited.	206	749.12
3/09/08	HSBC Custody Nominees (Australia) Limited.	106,815	388,432.74
3/09/08	HSBC Custody Nominees (Australia) Limited.	6,952	25,280.95
4/09/08	HSBC Custody Nominees (Australia) Limited.	3,198	11,467.71
4/09/08	HSBC Custody Nominees (Australia) Limited.	85,788	307,627.19
4/09/08	HSBC Custody Nominees (Australia) Limited.	37,599	134,826.25
4/09/08	HSBC Custody Nominees (Australia) Limited.	40,888	146,620.28
4/09/08	HSBC Custody Nominees (Australia) Limited.	143,490	514,540.79
4/09/08	HSBC Custody Nominees (Australia) Limited.	800	2,868.72
4/09/08	HSBC Custody Nominees (Australia) Limited.	13,034	46,738.62
4/09/08	HSBC Custody Nominees (Australia) Limited.	4,353	15,609.42
4/09/08	HSBC Custody Nominees (Australia) Limited.	132,238	474,192.24
9/09/08	HSBC Custody Nominees (Australia) Limited.	-221,477	-791,403.76
9/09/08	HSBC Custody Nominees (Australia) Limited.	138,224	500,633.51
9/09/08	HSBC Custody Nominees (Australia) Limited.	1,049	3,799.37
9/09/08	HSBC Custody Nominees (Australia) Limited.	5,915	21,423.54
11/09/08	HSBC Custody Nominees (Australia) Limited.	3,370	11,660.20
11/09/08	HSBC Custody Nominees (Australia) Limited.	460	1,591.60
11/09/08	HSBC Custody Nominees (Australia) Limited.	19,440	67,262.40
12/09/08	HSBC Custody Nominees (Australia) Limited.	-21,230	-75,791.10
12/09/08	HSBC Custody Nominees (Australia) Limited.	21,230	75,791.10
12/09/08	HSBC Custody Nominees (Australia) Limited.	21,230	75,791.10
16/09/08	HSBC Custody Nominees (Australia) Limited.	171,950	594,757.86
17/09/08	HSBC Custody Nominees (Australia) Limited.	1,105	3,949.27
17/09/08	HSBC Custody Nominees (Australia) Limited.	193,340	690,997.16
17/09/08	HSBC Custody Nominees (Australia) Limited.	12,676	45,304.02
22/09/08	HSBC Custody Nominees (Australia) Limited.	18,664	62,528.13
22/09/08	HSBC Custody Nominees (Australia) Limited.	146,009	489,159.36
22/09/08	HSBC Custody Nominees (Australia) Limited.	599	2,006.77
26/09/08	HSBC Custody Nominees (Australia) Limited.	-888	-2,884.05
26/09/08	HSBC Custody Nominees (Australia) Limited.	-139,323	-452,493.23
26/09/08	HSBC Custody Nominees (Australia) Limited.	-14,811	-48,103.17
1/10/08	HSBC Custody Nominees (Australia) Limited.	8,131	28,287.75
1/10/08	HSBC Custody Nominees (Australia) Limited.	333,461	1,160,110.82
1/10/08	HSBC Custody Nominees (Australia) Limited.	143,698	499,925.34
1/10/08	HSBC Custody Nominees (Australia) Limited.	26,520	92,263.08
1/10/08	HSBC Custody Nominees (Australia) Limited.	3,680	12,802.72
1/10/08	HSBC Custody Nominees (Australia) Limited.	221,498	770,591.54
1/10/08	HSBC Custody Nominees (Australia) Limited.	85,930	298,950.47
1/10/08	HSBC Custody Nominees (Australia) Limited.	90,993	316,564.65
1/10/08	HSBC Custody Nominees (Australia) Limited.	9,950	34,616.05
1/10/08	HSBC Custody Nominees (Australia) Limited.	141,231	491,342.65
2/10/08	HSBC Custody Nominees (Australia) Limited.	22,177	70,966.40
2/10/08	HSBC Custody Nominees (Australia) Limited.	22,177	70,966.40
2/10/08	HSBC Custody Nominees (Australia) Limited.	-22,177	-70,966.40
9/10/08	HSBC Custody Nominees (Australia) Limited.	10,422	29,494.26
9/10/08	HSBC Custody Nominees (Australia) Limited.	-10,422	-29,494.26
9/10/08	HSBC Custody Nominees (Australia) Limited.	10,422	29,494.26
14/10/08	HSBC Custody Nominees (Australia) Limited.	1,830	5,028.84
14/10/08	HSBC Custody Nominees (Australia) Limited.	173,352	476,371.30
14/10/08	HSBC Custody Nominees (Australia) Limited.	24,848	68,282.30

16/10/08	HSBC Custody Nominees (Australia) Limited.	9,509	24,247.95
17/10/08	HSBC Custody Nominees (Australia) Limited.	27,465	72,232.95
17/10/08	HSBC Custody Nominees (Australia) Limited.	17,991	47,796.69
17/10/08	HSBC Custody Nominees (Australia) Limited.	78,462	208,450.00
17/10/08	HSBC Custody Nominees (Australia) Limited.	84,629	224,833.86
17/10/08	HSBC Custody Nominees (Australia) Limited.	144,620	384,211.95
17/10/08	HSBC Custody Nominees (Australia) Limited.	7,874	20,918.86
17/10/08	HSBC Custody Nominees (Australia) Limited.	249,704	663,388.61
17/10/08	HSBC Custody Nominees (Australia) Limited.	21,691	57,626.48
17/10/08	HSBC Custody Nominees (Australia) Limited.	17,905	47,568.21
17/10/08	HSBC Custody Nominees (Australia) Limited.	553,544	1,470,600.34
17/10/08	HSBC Custody Nominees (Australia) Limited.	137,667	365,739.92
24/10/08	HSBC Custody Nominees (Australia) Limited.	-52,580	-134,862.44
24/10/08	HSBC Custody Nominees (Australia) Limited.	-131,014	-336,037.81
24/10/08	HSBC Custody Nominees (Australia) Limited.	-18,282	-46,891.50
3/11/08	HSBC Custody Nominees (Australia) Limited.	14,148	36,732.45
3/11/08	HSBC Custody Nominees (Australia) Limited.	190,909	495,657.04
3/11/08	HSBC Custody Nominees (Australia) Limited.	621	1,612.30
10/11/08	HSBC Custody Nominees (Australia) Limited.	-375	-1,068.75
10/11/08	HSBC Custody Nominees (Australia) Limited.	-25,446	-72,521.10
17/11/08	HSBC Custody Nominees (Australia) Limited.	182,889	440,067.51
17/11/08	HSBC Custody Nominees (Australia) Limited.	8,810	21,198.62
17/11/08	HSBC Custody Nominees (Australia) Limited.	2,764	6,650.74
17/11/08	HSBC Custody Nominees (Australia) Limited.	-269,894	-648,258.40
18/11/08	HSBC Custody Nominees (Australia) Limited.	884	2,021.00
18/11/08	HSBC Custody Nominees (Australia) Limited.	4,885	11,168.09
18/11/08	HSBC Custody Nominees (Australia) Limited.	64,980	148,557.27
19/11/08	HSBC Custody Nominees (Australia) Limited.	18,593	41,462.39
19/11/08	HSBC Custody Nominees (Australia) Limited.	5,761	12,847.03
19/11/08	HSBC Custody Nominees (Australia) Limited.	425	947.75
20/11/08	HSBC Custody Nominees (Australia) Limited.	902,477	1,990,593.52
20/11/08	HSBC Custody Nominees (Australia) Limited.	-16,068	-35,454.04
21/11/08	HSBC Custody Nominees (Australia) Limited.	-24,102	-52,780.97
24/11/08	HSBC Custody Nominees (Australia) Limited.	-16,068	-36,745.91
24/11/08	HSBC Custody Nominees (Australia) Limited.	457,324	1,051,433.61
24/11/08	HSBC Custody Nominees (Australia) Limited.	3,045	7,000.76
24/11/08	HSBC Custody Nominees (Australia) Limited.	-90,896	-205,424.96
26/11/08	HSBC Custody Nominees (Australia) Limited.	-193,653	-439,050.08
26/11/08	HSBC Custody Nominees (Australia) Limited.	-2,564	-5,671.31
26/11/08	HSBC Custody Nominees (Australia) Limited.	-291,284	-644,291.08
26/11/08	HSBC Custody Nominees (Australia) Limited.	-7,000	-15,820.00
26/11/08	HSBC Custody Nominees (Australia) Limited.	-74,145	-164,001.33
1/12/08	HSBC Custody Nominees (Australia) Limited.	-73,443	-170,835.77
1/12/08	HSBC Custody Nominees (Australia) Limited.	10,247	23,465.63
1/12/08	HSBC Custody Nominees (Australia) Limited.	-3,546	-8,248.35
1/12/08	HSBC Custody Nominees (Australia) Limited.	-746	-1,735.27
Total		**3,662,598**	**10,876,137.91**

Date	**Registered Company**	**Quantity**	**Value**
11/08/08	IAG Nominees Limited	29,771	101,066.59
11/08/08	IAG Nominees Limited	39,247	133,235.72
11/08/08	IAG Nominees Limited	5,198	17,646.17
11/08/08	IAG Nominees Limited	19,552	66,375.13

19/08/08	IAG Nominees Limited	-6,303	-21,814.68
19/08/08	IAG Nominees Limited	-1,619	-5,603.36
19/08/08	IAG Nominees Limited	-11,256	-38,957.02
19/08/08	IAG Nominees Limited	-9,359	-32,391.50
4/09/08	IAG Nominees Limited	19,239	68,989.13
4/09/08	IAG Nominees Limited	23,138	82,970.55
4/09/08	IAG Nominees Limited	3,184	11,417.51
4/09/08	IAG Nominees Limited	12,848	46,071.64
1/10/08	IAG Nominees Limited	19,304	67,160.71
1/10/08	IAG Nominees Limited	4,821	16,775.26
1/10/08	IAG Nominees Limited	34,638	120,506.20
1/10/08	IAG Nominees Limited	28,911	100,583.56
16/10/08	IAG Nominees Limited	227,108	587,074.18
17/10/08	IAG Nominees Limited	4,243	11,272.38
17/10/08	IAG Nominees Limited	17,294	45,944.97
17/10/08	IAG Nominees Limited	26,194	69,589.60
24/11/08	IAG Nominees Limited	67,399	153,952.80
1/12/08	IAG Nominees Limited	95,503	217,746.84
Total		**649,055**	**1,819,612.38**

Date	**Registered Company**	**Quantity**	**Value**
11/08/08	JP Morgan Chase Bank	53,385	181,231.40
11/08/08	JP Morgan Chase Bank	34,986	118,770.47
11/08/08	JP Morgan Chase Bank	149,531	507,627.84
28/08/08	JP Morgan Chase Bank	-42,494	-147,029.24
3/09/08	JP Morgan Chase Bank	201,155	732,264.55
4/09/08	JP Morgan Chase Bank	17,686	63,420.23
4/09/08	JP Morgan Chase Bank	111,319	399,178.80
4/09/08	JP Morgan Chase Bank	23,880	85,631.29
4/09/08	JP Morgan Chase Bank	19,602	70,290.81
9/09/08	JP Morgan Chase Bank	-279,610	-999,130.41
16/09/08	JP Morgan Chase Bank	219,568	759,463.76
25/09/08	JP Morgan Chase Bank	1,301,300	4,229,225.00
1/10/08	JP Morgan Chase Bank	177,101	616,136.95
1/10/08	JP Morgan Chase Bank	40,215	139,909.66
1/10/08	JP Morgan Chase Bank	49,811	173,293.92
2/10/08	JP Morgan Chase Bank	219,683	764,277.16
14/10/08	JP Morgan Chase Bank	1,078,983	2,837,725.29
17/10/08	JP Morgan Chase Bank	262,018	696,103.22
17/10/08	JP Morgan Chase Bank	222,595	591,368.14
17/10/08	JP Morgan Chase Bank	35,454	94,190.64
17/10/08	JP Morgan Chase Bank	47,579	126,403.13
5/11/08	JP Morgan Chase Bank	-6,659	-18,725.77
17/11/08	JP Morgan Chase Bank	-138,562	-332,812.07
24/11/08	JP Morgan Chase Bank	-152,923	-345,605.98
26/11/08	JP Morgan Chase Bank	-324,933	-736,688.10
Total		**3,320,670**	**10,606,520.69**

Date	**Registered Company**	**Quantity**	**Value**
11/08/08	National Australia Bank Limited	362,214	1,229,644.09
3/09/08	National Australia Bank Limited	117,646	428,266.73
4/09/08	National Australia Bank Limited	79,270	284,254.29

4/09/08	National Australia Bank Limited	46,871	168,074.72
9/09/08	National Australia Bank Limited	-148,913	-532,110.82
16/09/08	National Australia Bank Limited	108,482	375,228.39
1/10/08	National Australia Bank Limited	86,289	300,202.32
1/10/08	National Australia Bank Limited	108,969	379,104.42
17/10/08	National Australia Bank Limited	105,247	279,609.70
17/10/08	National Australia Bank Limited	101,120	268,645.50
17/11/08	National Australia Bank Limited	-161,544	-388,012.53
24/11/08	National Australia Bank Limited	-56,181	-126,969.06
26/11/08	National Australia Bank Limited	-121,414	-275,269.82
Total		**628,056**	**2,390,667.93**

Date	Registered Company	Quantity	Value
11/08/08	National Custodian Nominees	64,361	218,492.72
4/09/08	National Custodian Nominees	9,465	33,940.54
1/10/08	National Custodian Nominees	24,876	86,545.47
17/10/08	National Custodian Nominees	56,027	148,846.93
Total		**154,729**	**487,825.66**

Date	Registered Company	Quantity	Value
12/08/08	NCS (National Bank Custodian Services)	16,043	55,783.12
12/08/08	NCS (National Bank Custodian Services)	181,680	635,880.00
22/08/08	NCS (National Bank Custodian Services)	-15,073	-52,025.97
3/09/08	NCS (National Bank Custodian Services)	13,641	49,605.50
9/09/08	NCS (National Bank Custodian Services)	15,668	56,747.93
11/09/08	NCS (National Bank Custodian Services)	1,979	6,847.34
17/09/08	NCS (National Bank Custodian Services)	26,993	96,472.98
22/09/08	NCS (National Bank Custodian Services)	19,294	64,638.76
26/09/08	NCS (National Bank Custodian Services)	-20,573	-66,816.99
14/10/08	NCS (National Bank Custodian Services)	27,358	75,179.78
24/10/08	NCS (National Bank Custodian Services)	-18,182	-46,635.01
3/11/08	NCS (National Bank Custodian Services)	24,764	64,294.77
17/11/08	NCS (National Bank Custodian Services)	21,005	50,542.23
18/11/08	NCS (National Bank Custodian Services)	8,986	20,543.79
19/11/08	NCS (National Bank Custodian Services)	2,332	5,200.36
24/11/08	NCS (National Bank Custodian Services)	53,936	124,004.26
26/11/08	NCS (National Bank Custodian Services)	-39,482	-87,330.24
1/12/08	NCS (National Bank Custodian Services)	-10,737	-24,975.34
Total		**309,632**	**1,027,957.27**

Date	Registered Company	Quantity	Value
11/08/08	Permanent Trustee Australia Limited	17,622	59,823.17
4/09/08	Permanent Trustee Australia Limited	9,035	32,398.61
1/10/08	Permanent Trustee Australia Limited	22,768	79,212.52
17/10/08	Permanent Trustee Australia Limited	17,988	47,788.72
Total		**67,413**	**219,223.02**

Date	Registered Company	Quantity	Value
11/08/08	The Northern Trust company	36,427	123,662.38
11/08/08	The Northern Trust company	13,669	46,403.52

4/09/08	The Northern Trust company	2,836	10,169.61
4/09/08	The Northern Trust company	11,040	39,588.34
1/10/08	The Northern Trust company	26,821	93,312.49
1/10/08	The Northern Trust company	6,869	23,899.79
17/10/08	The Northern Trust company	25,958	68,962.62
17/10/08	The Northern Trust company	6,703	17,807.86
24/11/08	The Northern Trust company	-67,399	-153,952.80
Total		**62,924**	**269,853.81**
	BT Investment Management (RE) Limited total	**9,467,136**	**29,675,334.32**

BT Investment Management No.2 Limited

Date	Registered Company	Quantity	Value
7/08/08	HSBC Custody Nominees (Australia) Limited.	2,049	6,782.19
7/08/08	HSBC Custody Nominees (Australia) Limited.	323	1,069.13
12/08/08	HSBC Custody Nominees (Australia) Limited.	957	3,359.07
12/08/08	HSBC Custody Nominees (Australia) Limited.	-71	-248.50
12/08/08	HSBC Custody Nominees (Australia) Limited.	-55	-192.50
12/08/08	HSBC Custody Nominees (Australia) Limited.	-162	-567.00
13/08/08	HSBC Custody Nominees (Australia) Limited.	-92	-324.76
13/08/08	HSBC Custody Nominees (Australia) Limited.	-94	-331.82
13/08/08	HSBC Custody Nominees (Australia) Limited.	-108	-381.24
13/08/08	HSBC Custody Nominees (Australia) Limited.	-455	-1,606.15
13/08/08	HSBC Custody Nominees (Australia) Limited.	-429	-1,514.37
13/08/08	HSBC Custody Nominees (Australia) Limited.	-181	-638.93
13/08/08	HSBC Custody Nominees (Australia) Limited.	-338	-1,193.14
13/08/08	HSBC Custody Nominees (Australia) Limited.	-80	-282.40
13/08/08	HSBC Custody Nominees (Australia) Limited.	-172	-607.16
13/08/08	HSBC Custody Nominees (Australia) Limited.	-314	-1,108.42
13/08/08	HSBC Custody Nominees (Australia) Limited.	-260	-917.80
13/08/08	HSBC Custody Nominees (Australia) Limited.	-227	-801.31
13/08/08	HSBC Custody Nominees (Australia) Limited.	-95	-335.35
13/08/08	HSBC Custody Nominees (Australia) Limited.	-93	-328.29
13/08/08	HSBC Custody Nominees (Australia) Limited.	-123	-434.19
13/08/08	HSBC Custody Nominees (Australia) Limited.	-171	-603.63
13/08/08	HSBC Custody Nominees (Australia) Limited.	-95	-335.35
13/08/08	HSBC Custody Nominees (Australia) Limited.	-103	-363.59
13/08/08	HSBC Custody Nominees (Australia) Limited.	-236	-833.08
14/08/08	HSBC Custody Nominees (Australia) Limited.	334	1,148.96
14/08/08	HSBC Custody Nominees (Australia) Limited.	865	2,975.60
14/08/08	HSBC Custody Nominees (Australia) Limited.	2,308	7,939.52
14/08/08	HSBC Custody Nominees (Australia) Limited.	-2,691	0.00
18/08/08	HSBC Custody Nominees (Australia) Limited.	-17,825	0.00
21/08/08	HSBC Custody Nominees (Australia) Limited.	-1,693	-5,891.64
26/08/08	HSBC Custody Nominees (Australia) Limited.	802	2,967.40
26/08/08	HSBC Custody Nominees (Australia) Limited.	2,247	8,313.90
26/08/08	HSBC Custody Nominees (Australia) Limited.	330	1,221.00
28/08/08	HSBC Custody Nominees (Australia) Limited.	2,350	8,037.00
28/08/08	HSBC Custody Nominees (Australia) Limited.	1,242	4,247.64
2/09/08	HSBC Custody Nominees (Australia) Limited.	-2,484	-8,669.16
4/09/08	HSBC Custody Nominees (Australia) Limited.	920	3,284.40
4/09/08	HSBC Custody Nominees (Australia) Limited.	711	2,538.27

9/09/08	HSBC Custody Nominees (Australia) Limited.	-1,089	0.00
9/09/08	HSBC Custody Nominees (Australia) Limited.	-1,005	0.00
11/09/08	HSBC Custody Nominees (Australia) Limited.	1,250	4,300.00
11/09/08	HSBC Custody Nominees (Australia) Limited.	1,858	6,391.52
16/09/08	HSBC Custody Nominees (Australia) Limited.	-2,547	0.00
26/09/08	HSBC Custody Nominees (Australia) Limited.	721	2,342.38
26/09/08	HSBC Custody Nominees (Australia) Limited.	938	3,047.37
26/09/08	HSBC Custody Nominees (Australia) Limited.	388	1,260.53
26/09/08	HSBC Custody Nominees (Australia) Limited.	387	1,257.29
26/09/08	HSBC Custody Nominees (Australia) Limited.	1,457	4,733.50
26/09/08	HSBC Custody Nominees (Australia) Limited.	893	2,901.18
26/09/08	HSBC Custody Nominees (Australia) Limited.	527	1,712.12
26/09/08	HSBC Custody Nominees (Australia) Limited.	205	666.00
26/09/08	HSBC Custody Nominees (Australia) Limited.	1,377	4,473.60
26/09/08	HSBC Custody Nominees (Australia) Limited.	734	2,384.62
26/09/08	HSBC Custody Nominees (Australia) Limited.	1,279	4,155.22
26/09/08	HSBC Custody Nominees (Australia) Limited.	699	2,270.91
26/09/08	HSBC Custody Nominees (Australia) Limited.	225	730.98
26/09/08	HSBC Custody Nominees (Australia) Limited.	258	838.19
26/09/08	HSBC Custody Nominees (Australia) Limited.	1,696	5,509.97
26/09/08	HSBC Custody Nominees (Australia) Limited.	871	2,829.70
26/09/08	HSBC Custody Nominees (Australia) Limited.	1,841	5,981.04
26/09/08	HSBC Custody Nominees (Australia) Limited.	955	3,102.60
26/09/08	HSBC Custody Nominees (Australia) Limited.	437	1,419.73
26/09/08	HSBC Custody Nominees (Australia) Limited.	271	880.42
26/09/08	HSBC Custody Nominees (Australia) Limited.	257	834.94
26/09/08	HSBC Custody Nominees (Australia) Limited.	378	1,228.05
26/09/08	HSBC Custody Nominees (Australia) Limited.	932	3,027.88
26/09/08	HSBC Custody Nominees (Australia) Limited.	180	584.78
26/09/08	HSBC Custody Nominees (Australia) Limited.	1,194	3,879.07
26/09/08	HSBC Custody Nominees (Australia) Limited.	1,360	4,418.37
26/09/08	HSBC Custody Nominees (Australia) Limited.	595	1,933.04
26/09/08	HSBC Custody Nominees (Australia) Limited.	279	906.42
26/09/08	HSBC Custody Nominees (Australia) Limited.	1,103	3,583.43
26/09/08	HSBC Custody Nominees (Australia) Limited.	1,599	5,194.83
26/09/08	HSBC Custody Nominees (Australia) Limited.	953	3,096.11
26/09/08	HSBC Custody Nominees (Australia) Limited.	417	1,354.75
26/09/08	HSBC Custody Nominees (Australia) Limited.	277	899.92
26/09/08	HSBC Custody Nominees (Australia) Limited.	696	2,261.16
26/09/08	HSBC Custody Nominees (Australia) Limited.	500	1,624.40
26/09/08	HSBC Custody Nominees (Australia) Limited.	402	1,306.02
26/09/08	HSBC Custody Nominees (Australia) Limited.	238	773.21
26/09/08	HSBC Custody Nominees (Australia) Limited.	285	925.91
9/10/08	HSBC Custody Nominees (Australia) Limited.	2,928	8,227.68
9/10/08	HSBC Custody Nominees (Australia) Limited.	1,147	3,223.07
14/10/08	HSBC Custody Nominees (Australia) Limited.	4,680	12,355.20
30/10/08	HSBC Custody Nominees (Australia) Limited.	1,690	4,241.90
30/10/08	HSBC Custody Nominees (Australia) Limited.	2,620	6,576.20
7/11/08	HSBC Custody Nominees (Australia) Limited.	-1,449	-3,970.26
13/11/08	HSBC Custody Nominees (Australia) Limited.	1,088	2,632.96
13/11/08	HSBC Custody Nominees (Australia) Limited.	1,000	2,420.00
13/11/08	HSBC Custody Nominees (Australia) Limited.	1,996	4,830.32
20/11/08	HSBC Custody Nominees (Australia) Limited.	-360	-792.00
25/11/08	HSBC Custody Nominees (Australia) Limited.	-767	-1,748.76

Total		27,635	164,391.77

Trade Date	Registered Company	Quantity	Value
27/08/08	RBC Dexia Investor Services Trust	-177,000	-658,031.31
21/08/08	RBC Dexia Investor Services Trust	-32,500	-111,712.73
28/10/08	RBC Dexia Investor Services Trust	-45,000	-109,011.57
28/10/08	RBC Dexia Investor Services Trust	-45,000	-111,027.73
3/11/08	RBC Dexia Investor Services Trust	-245,000	-637,596.37
13/08/08	RBC Dexia Investor Services Trust	22,500	78,611.38
18/08/08	RBC Dexia Investor Services Trust	5,000	17,519.25
19/08/08	RBC Dexia Investor Services Trust	5,000	17,268.98
19/09/08	RBC Dexia Investor Services Trust	90,000	304,810.93
22/09/08	RBC Dexia Investor Services Trust	42,000	142,948.67
13/10/08	RBC Dexia Investor Services Trust	105,000	286,933.78
14/10/08	RBC Dexia Investor Services Trust	98,000	266,490.22
4/08/08	RBC Dexia Investor Services Trust	-3,450	-11,586.90
5/08/08	RBC Dexia Investor Services Trust	-4,600	-15,912.50
8/08/08	RBC Dexia Investor Services Trust	-5,750	-19,592.23
11/08/08	RBC Dexia Investor Services Trust	-6,900	-24,137.16
11/08/08	RBC Dexia Investor Services Trust	-1,333	-4,663.44
12/08/08	RBC Dexia Investor Services Trust	-5,060	-17,706.11
13/08/08	RBC Dexia Investor Services Trust	-4,600	-16,372.40
21/08/08	RBC Dexia Investor Services Trust	-7,475	-26,053.27
25/08/08	RBC Dexia Investor Services Trust	-5,750	-20,863.32
25/08/08	RBC Dexia Investor Services Trust	-13,800	-50,174.96
27/08/08	RBC Dexia Investor Services Trust	-4,000	-12,000.00
29/08/08	RBC Dexia Investor Services Trust	-4,050	-13,925.87
1/09/08	RBC Dexia Investor Services Trust	-2,737	-9,276.96
4/09/08	RBC Dexia Investor Services Trust	-9,350	-33,229.01
9/09/08	RBC Dexia Investor Services Trust	-5,280	-18,752.25
10/09/08	RBC Dexia Investor Services Trust	-6,050	-21,244.84
11/09/08	RBC Dexia Investor Services Trust	-5,500	-18,818.27
12/09/08	RBC Dexia Investor Services Trust	-3,740	-13,245.43
15/09/08	RBC Dexia Investor Services Trust	-7,910	-27,301.50
16/09/08	RBC Dexia Investor Services Trust	-3,630	-12,420.07
18/09/08	RBC Dexia Investor Services Trust	-23,098	-78,270.65
22/09/08	RBC Dexia Investor Services Trust	-5,720	-18,998.76
22/09/08	RBC Dexia Investor Services Trust	-2,335	-7,859.52
25/09/08	RBC Dexia Investor Services Trust	-22,000	-71,500.00
1/10/08	RBC Dexia Investor Services Trust	-6,600	-21,441.88
6/10/08	RBC Dexia Investor Services Trust	-7,267	-22,083.28
7/10/08	RBC Dexia Investor Services Trust	-929	-2,897.20
13/10/08	RBC Dexia Investor Services Trust	-7,700	-20,934.78
14/10/08	RBC Dexia Investor Services Trust	-8,177	-23,049.00
16/10/08	RBC Dexia Investor Services Trust	-12,650	-33,045.89
17/10/08	RBC Dexia Investor Services Trust	-7,920	-21,402.23
21/10/08	RBC Dexia Investor Services Trust	-11,550	-32,601.68
30/10/08	RBC Dexia Investor Services Trust	-60,000	-165,000.00
30/10/08	RBC Dexia Investor Services Trust	-1,000	-3,000.00
30/10/08	RBC Dexia Investor Services Trust	-2,000	-6,500.00
18/11/08	RBC Dexia Investor Services Trust	-32,000	-112,000.00
27/11/08	RBC Dexia Investor Services Trust	-1,379	0.00
1/12/08	RBC Dexia Investor Services Trust	-1,621	0.00
5/08/08	RBC Dexia Investor Services Trust	5,175	17,385.31

6/08/08	RBC Dexia Investor Services Trust	1,806	6,242.40
7/08/08	RBC Dexia Investor Services Trust	3,450	11,387.51
11/08/08	RBC Dexia Investor Services Trust	5,175	17,642.57
11/08/08	RBC Dexia Investor Services Trust	4,096	14,432.35
14/08/08	RBC Dexia Investor Services Trust	7,590	26,115.34
20/08/08	RBC Dexia Investor Services Trust	12,650	42,685.89
21/08/08	RBC Dexia Investor Services Trust	9,610	33,619.39
21/08/08	RBC Dexia Investor Services Trust	3,040	10,644.69
1/09/08	RBC Dexia Investor Services Trust	10,463	35,539.32
2/09/08	RBC Dexia Investor Services Trust	17,160	60,219.40
3/09/08	RBC Dexia Investor Services Trust	11,000	40,136.84
8/09/08	RBC Dexia Investor Services Trust	6,600	24,013.43
12/09/08	RBC Dexia Investor Services Trust	14,190	50,144.64
17/09/08	RBC Dexia Investor Services Trust	13,200	46,627.16
22/09/08	RBC Dexia Investor Services Trust	14,165	47,311.10
23/09/08	RBC Dexia Investor Services Trust	8,326	26,820.74
24/09/08	RBC Dexia Investor Services Trust	9,901	32,104.36
30/09/08	RBC Dexia Investor Services Trust	3,300	10,234.50
2/10/08	RBC Dexia Investor Services Trust	4,180	13,157.15
3/10/08	RBC Dexia Investor Services Trust	2,200	6,845.01
6/10/08	RBC Dexia Investor Services Trust	12,100	36,767.17
8/10/08	RBC Dexia Investor Services Trust	12,100	35,468.60
9/10/08	RBC Dexia Investor Services Trust	5,830	16,331.18
10/10/08	RBC Dexia Investor Services Trust	18,040	47,469.12
13/10/08	RBC Dexia Investor Services Trust	8,140	21,824.80
14/10/08	RBC Dexia Investor Services Trust	11,440	30,592.40
15/10/08	RBC Dexia Investor Services Trust	7,370	19,096.70
16/10/08	RBC Dexia Investor Services Trust	15,400	38,516.94
23/10/08	RBC Dexia Investor Services Trust	18,700	50,321.42
24/10/08	RBC Dexia Investor Services Trust	825	2,115.44
27/10/08	RBC Dexia Investor Services Trust	16,500	42,028.89
28/10/08	RBC Dexia Investor Services Trust	5,170	12,774.11
12/11/08	RBC Dexia Investor Services Trust	7,485	19,469.56
27/11/08	RBC Dexia Investor Services Trust	1,621	0.00
1/12/08	RBC Dexia Investor Services Trust	1,856	0.00
19/08/08	RBC Dexia Investor Services Trust	-111,000	-382,457.44
21/08/08	RBC Dexia Investor Services Trust	-46,250	-160,818.05
22/08/08	RBC Dexia Investor Services Trust	-64,750	-221,688.58
3/09/08	RBC Dexia Investor Services Trust	-37,000	-134,635.56
3/09/08	RBC Dexia Investor Services Trust	-8,510	0.00
3/09/08	RBC Dexia Investor Services Trust	-2,590	-9,424.49
4/09/08	RBC Dexia Investor Services Trust	-71,410	-256,793.21
16/09/08	RBC Dexia Investor Services Trust	-2,590	-9,016.17
14/10/08	RBC Dexia Investor Services Trust	-2,800	-7,389.56
13/08/08	RBC Dexia Investor Services Trust	111,000	390,038.57
20/08/08	RBC Dexia Investor Services Trust	111,000	374,767.30
2/09/08	RBC Dexia Investor Services Trust	111,000	386,516.00
8/09/08	RBC Dexia Investor Services Trust	2,590	9,398.60
19/09/08	RBC Dexia Investor Services Trust	2,800	9,327.08
Total		**-200,567**	**-606,747.94**
	BT Investment Management No.2 Limited total	**-172,932**	**-442,356.00**

BT Investment Management No.3 Pty Limited

Date	Registered Company	Quantity	Value
1/08/08	HSBC Custody Nominees (Australia) Limited.	-5,331	0.00
4/08/08	HSBC Custody Nominees (Australia) Limited.	3,560	11,961.60
4/08/08	HSBC Custody Nominees (Australia) Limited.	-11,426	0.00
5/08/08	HSBC Custody Nominees (Australia) Limited.	-5,805	-19,446.75
8/08/08	HSBC Custody Nominees (Australia) Limited.	2,000	6,760.00
11/08/08	HSBC Custody Nominees (Australia) Limited.	1,250	4,250.00
13/08/08	HSBC Custody Nominees (Australia) Limited.	-10,935	0.00
18/08/08	HSBC Custody Nominees (Australia) Limited.	-1,440	-5,054.40
26/08/08	HSBC Custody Nominees (Australia) Limited.	-6,542	0.00
28/08/08	HSBC Custody Nominees (Australia) Limited.	-7,431	0.00
8/09/08	HSBC Custody Nominees (Australia) Limited.	-4,191	-15,297.15
8/09/08	HSBC Custody Nominees (Australia) Limited.	-9,831	0.00
8/09/08	HSBC Custody Nominees (Australia) Limited.	-5,810	0.00
8/09/08	HSBC Custody Nominees (Australia) Limited.	-1,814	0.00
9/09/08	HSBC Custody Nominees (Australia) Limited.	1,750	6,247.50
9/09/08	HSBC Custody Nominees (Australia) Limited.	-1,750	-6,247.50
10/09/08	HSBC Custody Nominees (Australia) Limited.	-3,050	0.00
10/09/08	HSBC Custody Nominees (Australia) Limited.	-6,600	0.00
11/09/08	HSBC Custody Nominees (Australia) Limited.	-10,735	-36,821.05
11/09/08	HSBC Custody Nominees (Australia) Limited.	-500	-1,720.00
12/09/08	HSBC Custody Nominees (Australia) Limited.	-12,725	0.00
12/09/08	HSBC Custody Nominees (Australia) Limited.	-30,325	0.00
15/09/08	HSBC Custody Nominees (Australia) Limited.	-11,070	-38,634.30
15/09/08	HSBC Custody Nominees (Australia) Limited.	-7,000	0.00
16/09/08	HSBC Custody Nominees (Australia) Limited.	-5,100	-17,493.00
17/09/08	HSBC Custody Nominees (Australia) Limited.	-10,572	0.00
19/09/08	HSBC Custody Nominees (Australia) Limited.	-12,300	-41,451.00
19/09/08	HSBC Custody Nominees (Australia) Limited.	-10,000	-33,700.00
23/09/08	HSBC Custody Nominees (Australia) Limited.	2,000	6,500.00
23/09/08	HSBC Custody Nominees (Australia) Limited.	-151,072	-489,986.92
24/09/08	HSBC Custody Nominees (Australia) Limited.	-1,200	-3,876.00
30/09/08	HSBC Custody Nominees (Australia) Limited.	-3,950	-12,363.50
30/09/08	HSBC Custody Nominees (Australia) Limited.	3,950	12,363.50
30/09/08	HSBC Custody Nominees (Australia) Limited.	-8,426	-26,794.68
1/10/08	HSBC Custody Nominees (Australia) Limited.	-11,600	0.00
1/10/08	HSBC Custody Nominees (Australia) Limited.	-7,016	0.00
3/10/08	HSBC Custody Nominees (Australia) Limited.	2,000	6,260.00
3/10/08	HSBC Custody Nominees (Australia) Limited.	2,800	8,764.00
3/10/08	HSBC Custody Nominees (Australia) Limited.	1,600	5,008.00
3/10/08	HSBC Custody Nominees (Australia) Limited.	2,000	6,260.00
3/10/08	HSBC Custody Nominees (Australia) Limited.	3,200	10,016.00
3/10/08	HSBC Custody Nominees (Australia) Limited.	5,200	16,276.00
3/10/08	HSBC Custody Nominees (Australia) Limited.	1,800	5,634.00
6/10/08	HSBC Custody Nominees (Australia) Limited.	2,000	6,100.00
9/10/08	HSBC Custody Nominees (Australia) Limited.	-8,028	-22,558.68
9/10/08	HSBC Custody Nominees (Australia) Limited.	-4,325	-12,196.50
14/10/08	HSBC Custody Nominees (Australia) Limited.	-9,920	-26,486.40
14/10/08	HSBC Custody Nominees (Australia) Limited.	47,000	132,065.30
14/10/08	HSBC Custody Nominees (Australia) Limited.	-5,000	-13,350.00

17/10/08	HSBC Custody Nominees (Australia) Limited.	-8,501	-22,697.67
20/10/08	HSBC Custody Nominees (Australia) Limited.	3,000	8,190.00
20/10/08	HSBC Custody Nominees (Australia) Limited.	-18,248	-49,269.60
27/10/08	HSBC Custody Nominees (Australia) Limited.	-3,000	0.00
29/10/08	HSBC Custody Nominees (Australia) Limited.	4,000	9,920.00
30/10/08	HSBC Custody Nominees (Australia) Limited.	2,500	6,275.00
30/10/08	HSBC Custody Nominees (Australia) Limited.	2,000	4,940.00
30/10/08	HSBC Custody Nominees (Australia) Limited.	2,000	4,940.00
30/10/08	HSBC Custody Nominees (Australia) Limited.	2,500	6,175.00
30/10/08	HSBC Custody Nominees (Australia) Limited.	2,500	6,175.00
3/11/08	HSBC Custody Nominees (Australia) Limited.	-14,787	0.00
5/11/08	HSBC Custody Nominees (Australia) Limited.	-42,600	0.00
6/11/08	HSBC Custody Nominees (Australia) Limited.	-13,055	0.00
6/11/08	HSBC Custody Nominees (Australia) Limited.	-3,700	0.00
13/11/08	HSBC Custody Nominees (Australia) Limited.	10,683	24,998.22
13/11/08	HSBC Custody Nominees (Australia) Limited.	-10,683	-24,998.22
14/11/08	HSBC Custody Nominees (Australia) Limited.	-7,238	0.00
17/11/08	HSBC Custody Nominees (Australia) Limited.	-4,302	0.00
19/11/08	HSBC Custody Nominees (Australia) Limited.	-3,989	0.00
20/11/08	HSBC Custody Nominees (Australia) Limited.	-11,800	-25,960.00
20/11/08	HSBC Custody Nominees (Australia) Limited.	89,310	196,991.07
21/11/08	HSBC Custody Nominees (Australia) Limited.	-85,000	-183,600.00
24/11/08	HSBC Custody Nominees (Australia) Limited.	-8,483	-19,426.07
26/11/08	HSBC Custody Nominees (Australia) Limited.	-5,845	0.00
28/11/08	HSBC Custody Nominees (Australia) Limited.	-2,619	0.00
28/11/08	HSBC Custody Nominees (Australia) Limited.	-5,119	0.00
28/11/08	HSBC Custody Nominees (Australia) Limited.	-7,393	-17,151.76
Total		**-458,579**	**-653,510.96**
	BT Investment Management No.3 Pty Limited total	**-458,579**	**-653,510.96**

Westpac Financial Services Group Limited

Date	**Registered Company**	**Quantity**	**Value**
1/10/08	HSBC Custody Nominees (Australia) Limited.	124,326	432,530.15
Total		**124,326**	**432,530.15**
	Westpac Financial Services Group Limited total	**124,326**	**432,530.15**

Form 603

Corporations Law
Section 671B

Notice of initial substantial holder

To Company Name/Scheme DEXUS PROPERTY GROUP (DXS)

ACN/ARSN ABN 24 060 920 783

1. Details of substantial holder(1)

Name BT Investment Management Limited (BTT)

ACN/ARSN (if applicable) ABN 28 126 385 822

The holder became a substantial holder on 1/12/2008

RECEIVED 2008 DEC 23

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Person's votes (5)	Voting power (6)
ORDINARY SHARES	158,238,708	158,238,708	5.13%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Registered holder of securities	Nature of relevant interest (6)	Number of securities
BT Investment Management No.2 Limited	HSBC Custody Nominees (Australia) Limited	BT Investment Management No.2 Limited is the manager of various superannuation funds, institutional investor portfolios and unit trusts and, in that capacity, can exercise the power to vote or dispose of the shares.	61,395
BT Funds Management (NZ) Limited	HSBC Custody Nominees (Australia) Limited	BT Funds Management (NZ) Limited is the manager of various superannuation funds, institutional investor portfolios and unit trusts and, in that capacity, can exercise	203,500

		the power to vote or dispose of the shares.	
St George Insurance Australia Limited (SGIA)	St. George Insurance Australia Pty Limited	The principal activities of the company is the provision of Lenders' Mortgage Insurance (LMI) to its parent entity, St. George Bank Limited (SGB). The company is a wholly owned subsidiary of SGB.	544,554
Asgard Capital Management LTD	Asgard Capital Management Limited	Asgard Capital Management Limited ABN 92 009 279 592 AFSL 240695 RSE Licence L0001946 is the trustee, administrator and custodian of all Asgard superannuation entities, the (Hillross) PortfolioCare Retirement Plan and the BEACON Superannuation Plan. In those capacities, Asgard has the power to exercise the right to vote attached to, and to dispose of, the securities held by these entities.	1,041,419
BT Funds Management No.2 Limited	HSBC Custody Nominees (Australia) Limited	BT Funds Management No 2 Limited is or may be the Manager of various Superannuation funds, Institutional investor portfolios and unit trusts and, in that capacity, can exercise the power to vote or dispose of the shares.	2,560,992
BT Funds Management Limited	HSBC Custody Nominees (Australia) Limited	BT Funds Management Limited is the manager of various superannuation funds, institutional investor portfolios and unit trusts and, in that capacity, can exercise the power to vote or dispose of the shares.	3,650,239
BT Investment Management No.3 Pty Limited	HSBC Custody Nominees (Australia) Limited	BT Investment Management No.3 Pty Limited is the manager of various superannuation funds, institutional investor portfolios and unit	4,594,745

		trusts and, in that capacity, can exercise the power to vote or dispose of the shares.	
Advance Asset Management	NCS Custodian Services	Advance Asset Management Ltd is the RE of various unit trusts and, in that capacity, can exercise the power to vote or dispose of the shares.	14,981,811
Westpac Financial Services Group Limited	HSBC Custody Nominees (Australia) Limited	Westpac Financial Services Group Limited Registered Holder of Securities. ABN: 50 000 326 312	25,290,437
BT Investment Management (RE) Limited	HSBC Custody Nominees (Australia) Limited The Northern Trust company Permanent Trustee Australia Limited NCS (National Bank Custodian Services) National Custodian Nominees National Australia Bank Limited JP Morgan Chase Bank Citicorp Nominees Pty Limited BNP Fund Services Australasia Pty Limited	BT Investment Management (RE) Limited is the RE and fund manager of various superannuation funds, institutional investor portfolios and unit trusts and, in that capacity, can exercise the power to vote or dispose of the shares.	105,309,616

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Persons entitled to be registered as holder (8)	Class and number of securities
BT Investment Management No.2 Limited	HSBC Custody Nominees (Australia) Limited	See Schedule	
BT Funds Management (NZ) Limited	HSBC Custody Nominees (Australia) Limited	See Schedule	
St George Insurance Australia Limited (SGIA)	HSBC Custody Nominees (Australia) Limited	See Schedule	

Asgard Capital Management LTD	HSBC Custody Nominees (Australia) Limited	See Schedule	
BT Funds Management No.2 Limited	HSBC Custody Nominees (Australia) Limited	See Schedule	
BT Funds Management Limited	HSBC Custody Nominees (Australia) Limited	See Schedule	
BT Investment Management No.3 Pty Limited	HSBC Custody Nominees (Australia) Limited	See Schedule	
ADVANCE ASSET MANAGEMENT - BGI	HSBC Custody Nominees (Australia) Limited	See Schedule	
Westpac Financial Services Group Limited	HSBC Custody Nominees (Australia) Limited	See Schedule	
BT Investment Management (RE) Limited	HSBC Custody Nominees (Australia) Limited	See Schedule	

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
WBC & associates	See Schedule	See Schedule		

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Westpac Banking Corporation (WBC)	Level 20, Westpac Place, 275 Kent St, Sydney NSW 2000
Westpac Financial Services Group Limited (WFSG)	Level 20, Westpac Place, 275 Kent St, Sydney NSW 2000
BT Investment Management No.2 Limited	Level 20, Westpac Place, 275 Kent Street, Sydney NSW 2000
BT Funds Management (NZ) Limited	Level 15 PwC Tower 188 Quay Street Auckland NZ
St George Insurance Australia Limited (SGIA)	St George Insurance Australia Limited (SGIA) 4-16 Montgomery Street, Kogarah NSW 2217.
Asgard Capital Management LTD	Asgard Capital Management Limited PO Box 7490, Cloisters Square WA 6850
BT Funds Management No.2 Limited	Level 20, Westpac Place, 275 Kent Street, Sydney NSW 2000
BT Funds Management Limited	Level 20, Westpac Place, 275 Kent Street, Sydney

	NSW 2000
BT Investment Management No.3 Pty Limited	Level 20, Westpac Place, 275 Kent Street, Sydney NSW 2000
ADVANCE ASSET MANAGEMENT - BGI	Advance Asset Management Level 5, 182 George Street, Sydney NSW 2000
Westpac Financial Services Group Limited	Level 20, Westpac Place, 275 Kent Street, Sydney NSW 2000
BT Investment Management (RE) Limited	Level 15, Chifley Square, 2 Chifley Square, Sydney NSW 2000
DEXUS PROPERTY GROUP	DEXUS Funds Management Ltd Level9, 343 George St Sydney, NSW 2000 **PH:** (02) 9017 1100 **Fax:** (02) 9017 1101

Signature

print name Chris Millard capacity Company Secretary

sign here date 4/12/2008

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6of the form.

(2) See the definition of "associate" in section 9 of the Corporations Law.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Law.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate scheme multiplied by 100.

(7) Include details of:

(a) Any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and with a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) Any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Law.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details mus be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

SCHEDULE 2

Advance Asset Management Limited total

Date	Registered Company	Quantity	Value
29/07/2008	NCS Custodian Services	428,705	589,131.73
29/07/2008	NCS Custodian Services	67,400	92,723.86
30/07/2008	NCS Custodian Services	168,000	235,013.54
15/08/2008	NCS Custodian Services	21,700	30,615.36
25/08/2008	NCS Custodian Services	90,000	128,034.94
28/08/2008	NCS Custodian Services	30,000	44,689.43
29/08/2008	NCS Custodian Services	306,952	395,446.86
29/08/2008	NCS Custodian Services	20,000	29,628.62
25/09/2008	NCS Custodian Services	-104,726	-165,742.94
25/09/2008	NCS Custodian Services	-5,035	-7,966.55
25/09/2008	NCS Custodian Services	-125,671	-199,380.07
29/09/2008	NCS Custodian Services	-460,000	-718,055.26
17/10/2008	NCS Custodian Services	-13,190	-17,400.35
28/10/2008	NCS Custodian Services	20,069	18,303.83
28/10/2008	NCS Custodian Services	36,351	31,372.00
28/10/2008	NCS Custodian Services	79,301	68,677.59
31/10/2008	NCS Custodian Services	166,099	127,148.85
3/11/2008	NCS Custodian Services	375,011	286,394.47
4/11/2008	NCS Custodian Services	115,964	83,109.73
4/11/2008	NCS Custodian Services	7,692	5,474.19
4/11/2008	NCS Custodian Services	243,650	175,877.53
4/11/2008	NCS Custodian Services	365,475	268,634.64
4/11/2008	NCS Custodian Services	121,825	89,636.48
12/11/2008	NCS Custodian Services	150,702	158,490.50
12/11/2008	NCS Custodian Services	120,562	124,024.48
12/11/2008	NCS Custodian Services	674,197	693,904.23
13/11/2008	NCS Custodian Services	4,243,526	3,819,173.40
18/11/2008	NCS Custodian Services	-41,960	-36,483.30
21/11/2008	NCS Custodian Services	-273,210	-218,076.46
24/11/2008	NCS Custodian Services	-150,950	-108,852.57
25/11/2008	NCS Custodian Services	-257,780	-193,596.62
26/11/2008	NCS Custodian Services	-165,950	-126,239.82
Total		**6,254,709**	**5,703,712.32**
	Advance Asset Management Limited total	**6,254,709**	**5,703,712.32**

Asgard Capital Management Limited

Trade Date	Registered Company	Quantity	Value
5/08/2008	Asgard Capital Management Limited	-4,660	-6,687.10
5/08/2008	Asgard Capital Management Limited	-1,680	-2,410.80
5/08/2008	Asgard Capital Management Limited	-2,985	-4,253.63
13/08/2008	Asgard Capital Management Limited	-780	-1,206.52
18/08/2008	Asgard Capital Management Limited	6,800	10,302.00
20/08/2008	Asgard Capital Management Limited	-7,200	-10,476.00
20/08/2008	Asgard Capital Management Limited	7,200	10,476.00
27/08/2008	Asgard Capital Management Limited	-2,739	-4,031.75
27/08/2008	Asgard Capital Management Limited	4,511	6,254.25

29/08/2008	Asgard Capital Management Limited	6,115	9,124.89
29/08/2008	Asgard Capital Management Limited	2,164	3,232.62
29/08/2008	Asgard Capital Management Limited	1,151	1,715.47
29/08/2008	Asgard Capital Management Limited	7,154	10,683.90
1/09/2008	Asgard Capital Management Limited	3,000	4,449.88
15/09/2008	Asgard Capital Management Limited	-8,500	-12,240.00
16/09/2008	Asgard Capital Management Limited	835	1,203.13
16/09/2008	Asgard Capital Management Limited	2,329	3,383.84
18/09/2008	Asgard Capital Management Limited	3,493	4,902.73
18/09/2008	Asgard Capital Management Limited	704	987.06
19/09/2008	Asgard Capital Management Limited	2,014	2,615.62
19/09/2008	Asgard Capital Management Limited	2,460	3,213.10
24/09/2008	Asgard Capital Management Limited	-6,497	-10,395.20
26/09/2008	Asgard Capital Management Limited	-1,102	-1,746.92
29/09/2008	Asgard Capital Management Limited	-3,972	-6,248.59
29/09/2008	Asgard Capital Management Limited	-2,673	-4,203.19
30/09/2008	Asgard Capital Management Limited	-5,000	-7,733.14
2/10/2008	Asgard Capital Management Limited	-1,682	-2,579.45
6/10/2008	Asgard Capital Management Limited	-5,114	-7,852.32
6/10/2008	Asgard Capital Management Limited	-22	-34.45
8/10/2008	Asgard Capital Management Limited	-37,385	-55,329.80
8/10/2008	Asgard Capital Management Limited	37,385	55,329.80
8/10/2008	Asgard Capital Management Limited	-2,709	-4,072.82
9/10/2008	Asgard Capital Management Limited	4,262	5,896.63
9/10/2008	Asgard Capital Management Limited	2,087	2,842.88
9/10/2008	Asgard Capital Management Limited	4,262	5,896.63
9/10/2008	Asgard Capital Management Limited	2,087	2,842.88
13/10/2008	Asgard Capital Management Limited	-19,170	-24,058.35
13/10/2008	Asgard Capital Management Limited	5,810	7,411.58
13/10/2008	Asgard Capital Management Limited	-4,262	-5,896.63
13/10/2008	Asgard Capital Management Limited	-2,087	-2,842.88
14/10/2008	Asgard Capital Management Limited	4,761	5,540.25
16/10/2008	Asgard Capital Management Limited	4,600	5,718.62
16/10/2008	Asgard Capital Management Limited	4,044	5,330.27
16/10/2008	Asgard Capital Management Limited	6,856	8,923.27
17/10/2008	Asgard Capital Management Limited	-2,017	-2,602.31
29/10/2008	Asgard Capital Management Limited	19,170	16,486.20
12/11/2008	Asgard Capital Management Limited	-3,734	-3,726.34
18/11/2008	Asgard Capital Management Limited	-6,709	-5,836.83
18/11/2008	Asgard Capital Management Limited	6,709	5,836.83
21/11/2008	Asgard Capital Management Limited	-6,709	-5,400.75
24/11/2008	Asgard Capital Management Limited	-5,034	-3,599.31
25/11/2008	Asgard Capital Management Limited	-1,800	-1,278.00
25/11/2008	Asgard Capital Management Limited	1,800	1,278.00
25/11/2008	Asgard Capital Management Limited	-2,490	-1,767.90
25/11/2008	Asgard Capital Management Limited	2,490	1,767.90
25/11/2008	Asgard Capital Management Limited	-5,053	-3,764.49
26/11/2008	Asgard Capital Management Limited	-5,993	-4,545.34
Total		**-3,505**	**-3,174.58**

Asgard Capital Management Limited Total	**-3,505**	**-3,174.58**

St.George Insurance Australia Pty Limited

Date	Registered Company	Quantity	Value
6/08/08	St. George Insurance Australia Pty Limited	-33,371	-52,542.64
11/08/08	St. George Insurance Australia Pty Limited	-34,791	-52,273.48
14/08/08	St. George Insurance Australia Pty Limited	-205	-302.38
14/08/08	St. George Insurance Australia Pty Limited	-31,871	-46,700.58
20/08/08	St. George Insurance Australia Pty Limited	-1,183	-1,679.86
20/08/08	St. George Insurance Australia Pty Limited	-14,224	-20,141.18
25/08/08	St. George Insurance Australia Pty Limited	-12,697	-18,189.72
25/08/08	St. George Insurance Australia Pty Limited	-1,343	-1,913.78
27/08/08	St. George Insurance Australia Pty Limited	-84	-125.16
27/08/08	St. George Insurance Australia Pty Limited	-47,983	-71,345.92
1/09/08	St. George Insurance Australia Pty Limited	-22,215	-32,378.36
3/09/08	St. George Insurance Australia Pty Limited	-19,997	-30,013.50
3/09/08	St. George Insurance Australia Pty Limited	-149	-224.24
4/09/08	St. George Insurance Australia Pty Limited	-16	-23.12
4/09/08	St. George Insurance Australia Pty Limited	-5,067	-7,436.33
8/09/08	St. George Insurance Australia Pty Limited	-2,304	-3,475.12
8/09/08	St. George Insurance Australia Pty Limited	-9	-13.54
10/09/08	St. George Insurance Australia Pty Limited	-112	-169.68
10/09/08	St. George Insurance Australia Pty Limited	-11,317	-17,207.50
11/09/08	St. George Insurance Australia Pty Limited	-86	-130.38
15/09/08	St. George Insurance Australia Pty Limited	-8,446	-12,179.97
17/09/08	St. George Insurance Australia Pty Limited	-1,284	-1,857.43
29/09/08	St. George Insurance Australia Pty Limited	-3,547	-5,551.05
29/09/08	St. George Insurance Australia Pty Limited	-12,043	-18,729.27
15/10/08	St. George Insurance Australia Pty Limited	34,079	45,325.07
16/10/08	St. George Insurance Australia Pty Limited	-3,575	-4,547.40
31/10/08	St. George Insurance Australia Pty Limited	1,826	1,415.15
31/10/08	St. George Insurance Australia Pty Limited	75,549	58,792.23
3/11/08	St. George Insurance Australia Pty Limited	-1,238	-940.88
6/11/08	St. George Insurance Australia Pty Limited	-13,075	-9,675.50
10/11/08	St. George Insurance Australia Pty Limited	-3,043	-2,753.91
12/11/08	St. George Insurance Australia Pty Limited	-3,778	-3,866.78
13/11/08	St. George Insurance Australia Pty Limited	-4,708	-4,613.84
21/11/08	St. George Insurance Australia Pty Limited	5,041	3,906.78
21/11/08	St. George Insurance Australia Pty Limited	12,438	9,786.22
24/11/08	St. George Insurance Australia Pty Limited	1,316	960.68
24/11/08	St. George Insurance Australia Pty Limited	17,545	12,635.91
		-145,967	**-288,180.46**
	St. George Insurance Australia Pty Limited	**-145,967**	**-288,180.46**

Westpac Banking Corporation, Equity Derivatives

Date	Registered Company	Quantity	Value
01/08/08	Westpac Banking Corporation	-275,000	-357,499.99
05/08/08	Westpac Banking Corporation	275,000	357,499.99
Total		**0**	**0.00**
	Westpac Banking Corporation, Equity	**0**	**0.00**

Derivative

BT Funds Management Limited

Date	Registered Company	Quantity	Value
1/08/2008	HSBC Custody Nominees (Australia) Limited.	-101,018	-141,607.03
13/08/2008	HSBC Custody Nominees (Australia) Limited.	118,540	183,405.09
29/08/2008	HSBC Custody Nominees (Australia) Limited.	472,788	609,092.78
22/09/2008	HSBC Custody Nominees (Australia) Limited.	186,457	301,165.35
25/09/2008	HSBC Custody Nominees (Australia) Limited.	57,455	91,238.54
8/10/2008	HSBC Custody Nominees (Australia) Limited.	-10,249,700	-13,734,598.00
28/10/2008	HSBC Custody Nominees (Australia) Limited.	90,455	82,305.00
28/10/2008	HSBC Custody Nominees (Australia) Limited.	357,426	308,816.07
28/10/2008	HSBC Custody Nominees (Australia) Limited.	163,837	141,063.65
28/10/2008	HSBC Custody Nominees (Australia) Limited.	971	883.51
28/10/2008	HSBC Custody Nominees (Australia) Limited.	3,836	3,314.30
28/10/2008	HSBC Custody Nominees (Australia) Limited.	1,759	1,514.50
31/10/2008	HSBC Custody Nominees (Australia) Limited.	8,042	6,141.68
31/10/2008	HSBC Custody Nominees (Australia) Limited.	748,312	571,485.87
3/11/2008	HSBC Custody Nominees (Australia) Limited.	1,687,638	1,285,811.39
3/11/2008	HSBC Custody Nominees (Australia) Limited.	18,120	13,805.63
4/11/2008	HSBC Custody Nominees (Australia) Limited.	5,668	4,052.62
4/11/2008	HSBC Custody Nominees (Australia) Limited.	376	266.96
4/11/2008	HSBC Custody Nominees (Australia) Limited.	528,726	378,039.09
4/11/2008	HSBC Custody Nominees (Australia) Limited.	35,073	24,901.83
Total		**-5,865,239**	**-9,868,901.17**
	BT Funds Management Limited total	**-5,865,239**	**-9,868,901.17**

BT Funds Management No.2 Limited

Date	Registered Company	Quantity	Value
1/08/2008	HSBC Custody Nominees (Australia) Limited.	-19,099	-26,772.98
13/08/2008	HSBC Custody Nominees (Australia) Limited.	20,408	31,575.26
22/08/2008	HSBC Custody Nominees (Australia) Limited.	-5,364	-7,429.14
29/08/2008	HSBC Custody Nominees (Australia) Limited.	51,850	66,798.36
22/09/2008	HSBC Custody Nominees (Australia) Limited.	50,496	82,530.66
26/09/2008	HSBC Custody Nominees (Australia) Limited.	7,115	11,133.55
1/10/2008	HSBC Custody Nominees (Australia) Limited.	32,286	49,116.69
2/10/2008	HSBC Custody Nominees (Australia) Limited.	-30,679	-47,092.27
6/10/2008	HSBC Custody Nominees (Australia) Limited.	36,364	51,789.61
7/10/2008	HSBC Custody Nominees (Australia) Limited.	9,720	13,122.00
9/10/2008	HSBC Custody Nominees (Australia) Limited.	5,378	6,668.72
10/10/2008	HSBC Custody Nominees (Australia) Limited.	40,859	48,099.21
13/10/2008	HSBC Custody Nominees (Australia) Limited.	23,155	30,004.25
14/10/2008	HSBC Custody Nominees (Australia) Limited.	15,485	20,502.14
14/10/2008	HSBC Custody Nominees (Australia) Limited.	-15,581	-21,034.35
15/10/2008	HSBC Custody Nominees (Australia) Limited.	-12,725	-16,603.58
20/10/2008	HSBC Custody Nominees (Australia) Limited.	-41,587	-54,616.21
22/10/2008	HSBC Custody Nominees (Australia) Limited.	5,265	6,799.22
22/10/2008	HSBC Custody Nominees (Australia) Limited.	27,594	35,022.30
23/10/2008	HSBC Custody Nominees (Australia) Limited.	68,890	80,780.41

23/10/2008	HSBC Custody Nominees (Australia) Limited.	19,216	22,671.04
24/10/2008	HSBC Custody Nominees (Australia) Limited.	94,144	82,818.48
27/10/2008	HSBC Custody Nominees (Australia) Limited.	20,781	18,129.34
28/10/2008	HSBC Custody Nominees (Australia) Limited.	16,303	14,085.79
28/10/2008	HSBC Custody Nominees (Australia) Limited.	7,473	6,434.25
28/10/2008	HSBC Custody Nominees (Australia) Limited.	4,126	3,754.25
28/10/2008	HSBC Custody Nominees (Australia) Limited.	15,294	13,214.02
28/10/2008	HSBC Custody Nominees (Australia) Limited.	7,011	6,036.47
28/10/2008	HSBC Custody Nominees (Australia) Limited.	3,871	3,522.22
28/10/2008	HSBC Custody Nominees (Australia) Limited.	571	493.34
28/10/2008	HSBC Custody Nominees (Australia) Limited.	261	224.72
28/10/2008	HSBC Custody Nominees (Australia) Limited.	144	131.03
28/10/2008	HSBC Custody Nominees (Australia) Limited.	6,797	5,872.61
28/10/2008	HSBC Custody Nominees (Australia) Limited.	3,115	2,682.01
28/10/2008	HSBC Custody Nominees (Australia) Limited.	1,720	1,565.03
28/10/2008	HSBC Custody Nominees (Australia) Limited.	933	806.11
28/10/2008	HSBC Custody Nominees (Australia) Limited.	428	368.51
28/10/2008	HSBC Custody Nominees (Australia) Limited.	236	214.74
28/10/2008	HSBC Custody Nominees (Australia) Limited.	1,513	1,307.23
28/10/2008	HSBC Custody Nominees (Australia) Limited.	693	596.67
28/10/2008	HSBC Custody Nominees (Australia) Limited.	383	348.49
28/10/2008	HSBC Custody Nominees (Australia) Limited.	11,479	10,444.74
28/10/2008	HSBC Custody Nominees (Australia) Limited.	45,357	39,188.45
28/10/2008	HSBC Custody Nominees (Australia) Limited.	20,791	17,901.05
28/10/2008	HSBC Custody Nominees (Australia) Limited.	12,370	10,687.68
28/10/2008	HSBC Custody Nominees (Australia) Limited.	5,671	4,882.73
28/10/2008	HSBC Custody Nominees (Australia) Limited.	3,131	2,848.90
28/10/2008	HSBC Custody Nominees (Australia) Limited.	2,563	2,332.07
28/10/2008	HSBC Custody Nominees (Australia) Limited.	10,126	8,748.86
28/10/2008	HSBC Custody Nominees (Australia) Limited.	4,642	3,996.76
28/10/2008	HSBC Custody Nominees (Australia) Limited.	1,572	1,358.21
28/10/2008	HSBC Custody Nominees (Australia) Limited.	721	620.78
28/10/2008	HSBC Custody Nominees (Australia) Limited.	398	362.14
28/10/2008	HSBC Custody Nominees (Australia) Limited.	12,521	10,818.14
28/10/2008	HSBC Custody Nominees (Australia) Limited.	5,739	4,941.28
28/10/2008	HSBC Custody Nominees (Australia) Limited.	3,169	2,883.47
31/10/2008	HSBC Custody Nominees (Australia) Limited.	25,331	19,345.28
31/10/2008	HSBC Custody Nominees (Australia) Limited.	3,268	2,495.77
31/10/2008	HSBC Custody Nominees (Australia) Limited.	20,459	15,624.54
31/10/2008	HSBC Custody Nominees (Australia) Limited.	25,075	19,149.78
31/10/2008	HSBC Custody Nominees (Australia) Limited.	94,715	72,333.85
31/10/2008	HSBC Custody Nominees (Australia) Limited.	1,801	1,375.42
31/10/2008	HSBC Custody Nominees (Australia) Limited.	3,104	2,370.52
31/10/2008	HSBC Custody Nominees (Australia) Limited.	1,114	850.76
31/10/2008	HSBC Custody Nominees (Australia) Limited.	14,164	10,817.05
31/10/2008	HSBC Custody Nominees (Australia) Limited.	30,898	23,596.80
3/11/2008	HSBC Custody Nominees (Australia) Limited.	68,453	52,154.34
3/11/2008	HSBC Custody Nominees (Australia) Limited.	31,264	23,820.04
3/11/2008	HSBC Custody Nominees (Australia) Limited.	2,465	1,878.08
3/11/2008	HSBC Custody Nominees (Australia) Limited.	6,903	5,259.40
3/11/2008	HSBC Custody Nominees (Australia) Limited.	4,003	3,049.89
3/11/2008	HSBC Custody Nominees (Australia) Limited.	54,335	40,767.55
3/11/2008	HSBC Custody Nominees (Australia) Limited.	213,399	162,588.70
3/11/2008	HSBC Custody Nominees (Australia) Limited.	55,521	42,301.45

3/11/2008	HSBC Custody Nominees (Australia) Limited.	45,371	34,568.16
3/11/2008	HSBC Custody Nominees (Australia) Limited.	7,225	5,504.73
3/11/2008	HSBC Custody Nominees (Australia) Limited.	56,140	42,773.07
4/11/2008	HSBC Custody Nominees (Australia) Limited.	1,072	761.12
4/11/2008	HSBC Custody Nominees (Australia) Limited.	1,092	780.78
4/11/2008	HSBC Custody Nominees (Australia) Limited.	2,111	1,509.37
4/11/2008	HSBC Custody Nominees (Australia) Limited.	140	99.40
4/11/2008	HSBC Custody Nominees (Australia) Limited.	1,060	752.60
4/11/2008	HSBC Custody Nominees (Australia) Limited.	866	614.86
4/11/2008	HSBC Custody Nominees (Australia) Limited.	13,053	9,332.90
4/11/2008	HSBC Custody Nominees (Australia) Limited.	15,978	11,424.27
4/11/2008	HSBC Custody Nominees (Australia) Limited.	4,436	3,149.56
4/11/2008	HSBC Custody Nominees (Australia) Limited.	66,876	47,816.34
4/11/2008	HSBC Custody Nominees (Australia) Limited.	-83,708	-61,023.13
4/11/2008	HSBC Custody Nominees (Australia) Limited.	16,165	11,557.97
4/11/2008	HSBC Custody Nominees (Australia) Limited.	72	51.12
4/11/2008	HSBC Custody Nominees (Australia) Limited.	134	95.14
4/11/2008	HSBC Custody Nominees (Australia) Limited.	2,019	1,443.59
4/11/2008	HSBC Custody Nominees (Australia) Limited.	45	31.95
4/11/2008	HSBC Custody Nominees (Australia) Limited.	607	430.97
4/11/2008	HSBC Custody Nominees (Australia) Limited.	9,157	6,547.26
4/11/2008	HSBC Custody Nominees (Australia) Limited.	672	480.48
4/11/2008	HSBC Custody Nominees (Australia) Limited.	1,308	928.68
4/11/2008	HSBC Custody Nominees (Australia) Limited.	19,713	14,094.80
4/11/2008	HSBC Custody Nominees (Australia) Limited.	18,542	13,656.18
6/11/2008	HSBC Custody Nominees (Australia) Limited.	5,261	4,050.97
6/11/2008	HSBC Custody Nominees (Australia) Limited.	37,557	28,494.49
11/11/2008	HSBC Custody Nominees (Australia) Limited.	-37,003	-37,025.20
11/11/2008	HSBC Custody Nominees (Australia) Limited.	-2,491	-2,515.91
11/11/2008	HSBC Custody Nominees (Australia) Limited.	-3,278	-3,278.00
13/11/2008	HSBC Custody Nominees (Australia) Limited.	1,293	1,229.64
13/11/2008	HSBC Custody Nominees (Australia) Limited.	633	610.21
17/11/2008	HSBC Custody Nominees (Australia) Limited.	17,207	14,636.27
18/11/2008	HSBC Custody Nominees (Australia) Limited.	-5,274	-4,517.18
19/11/2008	HSBC Custody Nominees (Australia) Limited.	-23,668	-20,595.89
21/11/2008	HSBC Custody Nominees (Australia) Limited.	4,628	3,578.37
24/11/2008	HSBC Custody Nominees (Australia) Limited.	5,222	3,700.83
24/11/2008	HSBC Custody Nominees (Australia) Limited.	-7,766	-5,475.03
28/11/2008	HSBC Custody Nominees (Australia) Limited.	12,869	10,628.51
Total		**1,476,701**	**1,308,368.93**
	BT Funds Management No.2 Limited total	**1,476,701**	**1,308,368.93**

BT Investment Management (RE) Limited

Date	Registered Company	Quantity	Value
22/09/2008	BNP Fund Services Australasia Pty Limited	124,267	203,101.98
26/09/2008	BNP Fund Services Australasia Pty Limited	19,509	30,527.68
1/10/2008	BNP Fund Services Australasia Pty Limited	77,442	117,812.51
6/10/2008	BNP Fund Services Australasia Pty Limited	88,318	125,782.50
7/10/2008	BNP Fund Services Australasia Pty Limited	18,084	24,413.40
9/10/2008	BNP Fund Services Australasia Pty Limited	10,421	12,922.04
10/10/2008	BNP Fund Services Australasia Pty Limited	99,013	116,558.10

13/10/2008	BNP Fund Services Australasia Pty Limited	44,222	57,302.87
14/10/2008	BNP Fund Services Australasia Pty Limited	41,424	54,845.38
22/10/2008	BNP Fund Services Australasia Pty Limited	64,565	81,945.90
23/10/2008	BNP Fund Services Australasia Pty Limited	170,753	200,224.97
24/10/2008	BNP Fund Services Australasia Pty Limited	276,683	243,398.04
27/10/2008	BNP Fund Services Australasia Pty Limited	39,614	34,559.25
28/10/2008	BNP Fund Services Australasia Pty Limited	35,792	30,924.29
28/10/2008	BNP Fund Services Australasia Pty Limited	16,406	14,125.57
28/10/2008	BNP Fund Services Australasia Pty Limited	9,058	8,241.87
28/10/2008	BNP Fund Services Australasia Pty Limited	13,108	11,926.97
28/10/2008	BNP Fund Services Australasia Pty Limited	51,796	44,751.74
28/10/2008	BNP Fund Services Australasia Pty Limited	23,743	20,442.72
31/10/2008	BNP Fund Services Australasia Pty Limited	109,737	83,806.15
3/11/2008	BNP Fund Services Australasia Pty Limited	246,604	187,887.59
3/11/2008	BNP Fund Services Australasia Pty Limited	185,052	138,844.52
4/11/2008	BNP Fund Services Australasia Pty Limited	-204,862	-149,344.40
4/11/2008	BNP Fund Services Australasia Pty Limited	5,049	3,584.79
4/11/2008	BNP Fund Services Australasia Pty Limited	76,121	54,426.52
18/11/2008	BNP Fund Services Australasia Pty Limited	-75,161	-64,375.40
19/11/2008	BNP Fund Services Australasia Pty Limited	-74,164	-64,537.51
28/11/2008	BNP Fund Services Australasia Pty Limited	39,446	32,578.45
Total		**1,532,040**	**1,656,678.49**

Date	Registered Company	Quantity	Value
1/08/2008	Citicorp Nominees Pty Limited	-86,205	-120,842.17
13/08/2008	Citicorp Nominees Pty Limited	112,876	174,641.75
29/08/2008	Citicorp Nominees Pty Limited	222,082	286,108.68
3/09/2008	Citicorp Nominees Pty Limited	87,016	130,915.57
18/09/2008	Citicorp Nominees Pty Limited	66,907	94,004.34
22/09/2008	Citicorp Nominees Pty Limited	137,566	222,196.60
25/09/2008	Citicorp Nominees Pty Limited	66,613	105,781.44
15/10/2008	Citicorp Nominees Pty Limited	-413,935	-540,102.39
20/10/2008	Citicorp Nominees Pty Limited	-246,705	-323,997.68
22/10/2008	Citicorp Nominees Pty Limited	267,680	345,681.95
23/10/2008	Citicorp Nominees Pty Limited	183,764	216,804.77
24/10/2008	Citicorp Nominees Pty Limited	30,409	28,009.73
27/10/2008	Citicorp Nominees Pty Limited	209,432	191,881.60
28/10/2008	Citicorp Nominees Pty Limited	32,240	27,758.64
28/10/2008	Citicorp Nominees Pty Limited	17,800	16,196.22
28/10/2008	Citicorp Nominees Pty Limited	70,334	60,768.58
31/10/2008	Citicorp Nominees Pty Limited	148,153	113,144.45
3/11/2008	Citicorp Nominees Pty Limited	340,707	259,584.66
4/11/2008	Citicorp Nominees Pty Limited	105,045	75,107.18
4/11/2008	Citicorp Nominees Pty Limited	6,968	4,947.28
4/11/2008	Citicorp Nominees Pty Limited	89,832	66,161.27
6/11/2008	Citicorp Nominees Pty Limited	169,601	128,676.28
6/11/2008	Citicorp Nominees Pty Limited	23,759	18,294.43
11/11/2008	Citicorp Nominees Pty Limited	-24,790	-25,037.90
11/11/2008	Citicorp Nominees Pty Limited	-32,618	-32,618.00
11/11/2008	Citicorp Nominees Pty Limited	-368,191	-368,411.91
13/11/2008	Citicorp Nominees Pty Limited	170,278	161,934.38
13/11/2008	Citicorp Nominees Pty Limited	83,401	80,398.56
17/11/2008	Citicorp Nominees Pty Limited	139,145	118,356.74

18/11/2008	Citicorp Nominees Pty Limited	25,832	22,344.68
18/11/2008	Citicorp Nominees Pty Limited	125,715	109,372.05
18/11/2008	Citicorp Nominees Pty Limited	8,580	7,378.80
21/11/2008	Citicorp Nominees Pty Limited	116,564	90,127.28
24/11/2008	Citicorp Nominees Pty Limited	68,452	48,511.93
28/11/2008	Citicorp Nominees Pty Limited	-114,508	-95,041.64
Total		**1,839,799**	**1,699,038.15**

Date	Registered Company	Quantity	Value
1/08/2008	HSBC Custody Nominees (Australia) Limited.	-40,887	-57,315.40
1/08/2008	HSBC Custody Nominees (Australia) Limited.	-774,072	-1,085,094.13
1/08/2008	HSBC Custody Nominees (Australia) Limited.	-141,906	-198,923.83
8/08/2008	HSBC Custody Nominees (Australia) Limited.	20,147	30,220.50
8/08/2008	HSBC Custody Nominees (Australia) Limited.	-20,147	-30,220.50
8/08/2008	HSBC Custody Nominees (Australia) Limited.	20,147	30,220.50
13/08/2008	HSBC Custody Nominees (Australia) Limited.	-360,891	-549,889.62
13/08/2008	HSBC Custody Nominees (Australia) Limited.	258,991	400,710.87
13/08/2008	HSBC Custody Nominees (Australia) Limited.	59,502	92,061.49
14/08/2008	HSBC Custody Nominees (Australia) Limited.	2,643	3,885.21
19/08/2008	HSBC Custody Nominees (Australia) Limited.	-2,108,181	-3,080,684.90
20/08/2008	HSBC Custody Nominees (Australia) Limited.	1,420	2,009.30
29/08/2008	HSBC Custody Nominees (Australia) Limited.	111,042	143,055.41
29/08/2008	HSBC Custody Nominees (Australia) Limited.	-905,060	-1,337,407.16
29/08/2008	HSBC Custody Nominees (Australia) Limited.	1,873,217	2,413,265.46
29/08/2008	HSBC Custody Nominees (Australia) Limited.	378,492	487,611.24
1/09/2008	HSBC Custody Nominees (Australia) Limited.	2,181	3,206.07
2/09/2008	HSBC Custody Nominees (Australia) Limited.	37,129	54,765.28
3/09/2008	HSBC Custody Nominees (Australia) Limited.	-1	-1.50
3/09/2008	HSBC Custody Nominees (Australia) Limited.	99,984	150,425.93
9/09/2008	HSBC Custody Nominees (Australia) Limited.	-2,152,207	-3,319,564.08
12/09/2008	HSBC Custody Nominees (Australia) Limited.	16,000	23,040.00
18/09/2008	HSBC Custody Nominees (Australia) Limited.	23,904	33,585.12
18/09/2008	HSBC Custody Nominees (Australia) Limited.	138,722	194,904.41
18/09/2008	HSBC Custody Nominees (Australia) Limited.	60,467	84,956.14
22/09/2008	HSBC Custody Nominees (Australia) Limited.	222,195	358,889.36
22/09/2008	HSBC Custody Nominees (Australia) Limited.	4,636	7,577.08
22/09/2008	HSBC Custody Nominees (Australia) Limited.	721,713	1,179,567.73
22/09/2008	HSBC Custody Nominees (Australia) Limited.	201,404	329,174.70
22/09/2008	HSBC Custody Nominees (Australia) Limited.	31,982	51,491.02
22/09/2008	HSBC Custody Nominees (Australia) Limited.	52,409	85,657.27
23/09/2008	HSBC Custody Nominees (Australia) Limited.	306,345	486,292.05
25/09/2008	HSBC Custody Nominees (Australia) Limited.	238,879	379,339.85
26/09/2008	HSBC Custody Nominees (Australia) Limited.	117,050	183,159.84
26/09/2008	HSBC Custody Nominees (Australia) Limited.	651	1,018.68
26/09/2008	HSBC Custody Nominees (Australia) Limited.	8,918	13,954.89
26/09/2008	HSBC Custody Nominees (Australia) Limited.	27,691	43,330.88
1/10/2008	HSBC Custody Nominees (Australia) Limited.	122,521	186,391.20
1/10/2008	HSBC Custody Nominees (Australia) Limited.	34,048	51,797.22
1/10/2008	HSBC Custody Nominees (Australia) Limited.	2,963	4,507.61
1/10/2008	HSBC Custody Nominees (Australia) Limited.	444,294	675,904.47
2/10/2008	HSBC Custody Nominees (Australia) Limited.	151,887	234,878.06
6/10/2008	HSBC Custody Nominees (Australia) Limited.	511,933	729,094.98
6/10/2008	HSBC Custody Nominees (Australia) Limited.	3,356	4,779.62

6/10/2008	HSBC Custody Nominees (Australia) Limited.	36,138	51,467.74
6/10/2008	HSBC Custody Nominees (Australia) Limited.	139,970	199,345.27
7/10/2008	HSBC Custody Nominees (Australia) Limited.	28,847	38,943.45
7/10/2008	HSBC Custody Nominees (Australia) Limited.	4,337	5,854.95
7/10/2008	HSBC Custody Nominees (Australia) Limited.	891	1,202.85
7/10/2008	HSBC Custody Nominees (Australia) Limited.	106,122	143,264.70
8/10/2008	HSBC Custody Nominees (Australia) Limited.	10,249,700	13,734,598.00
9/10/2008	HSBC Custody Nominees (Australia) Limited.	55,383	68,674.92
9/10/2008	HSBC Custody Nominees (Australia) Limited.	479	593.96
9/10/2008	HSBC Custody Nominees (Australia) Limited.	7,342	9,104.08
9/10/2008	HSBC Custody Nominees (Australia) Limited.	13,283	16,470.92
10/10/2008	HSBC Custody Nominees (Australia) Limited.	156,982	184,799.21
10/10/2008	HSBC Custody Nominees (Australia) Limited.	41,886	49,308.20
10/10/2008	HSBC Custody Nominees (Australia) Limited.	3,750	4,414.50
10/10/2008	HSBC Custody Nominees (Australia) Limited.	578,831	681,399.86
13/10/2008	HSBC Custody Nominees (Australia) Limited.	253,022	327,865.90
13/10/2008	HSBC Custody Nominees (Australia) Limited.	2,072	2,684.90
13/10/2008	HSBC Custody Nominees (Australia) Limited.	19,884	25,765.69
13/10/2008	HSBC Custody Nominees (Australia) Limited.	63,276	81,993.04
14/10/2008	HSBC Custody Nominees (Australia) Limited.	64,067	84,824.71
14/10/2008	HSBC Custody Nominees (Australia) Limited.	17,424	23,069.38
14/10/2008	HSBC Custody Nominees (Australia) Limited.	1,420	1,880.08
14/10/2008	HSBC Custody Nominees (Australia) Limited.	236,294	312,853.25
15/10/2008	HSBC Custody Nominees (Australia) Limited.	-957,612	-1,249,492.14
15/10/2008	HSBC Custody Nominees (Australia) Limited.	-133,786	-174,563.97
20/10/2008	HSBC Custody Nominees (Australia) Limited.	-870,496	-1,143,222.39
20/10/2008	HSBC Custody Nominees (Australia) Limited.	-624,041	-819,553.05
22/10/2008	HSBC Custody Nominees (Australia) Limited.	436,628	563,861.40
22/10/2008	HSBC Custody Nominees (Australia) Limited.	739,839	955,428.09
22/10/2008	HSBC Custody Nominees (Australia) Limited.	400,543	508,369.18
22/10/2008	HSBC Custody Nominees (Australia) Limited.	2,724	3,457.30
22/10/2008	HSBC Custody Nominees (Australia) Limited.	28,326	36,580.20
22/10/2008	HSBC Custody Nominees (Australia) Limited.	74,269	94,262.21
22/10/2008	HSBC Custody Nominees (Australia) Limited.	24,756	31,420.32
23/10/2008	HSBC Custody Nominees (Australia) Limited.	75,712	88,779.89
23/10/2008	HSBC Custody Nominees (Australia) Limited.	7,000	8,050.00
23/10/2008	HSBC Custody Nominees (Australia) Limited.	262,132	307,375.98
23/10/2008	HSBC Custody Nominees (Australia) Limited.	47,598	56,156.12
23/10/2008	HSBC Custody Nominees (Australia) Limited.	6,355	7,451.87
23/10/2008	HSBC Custody Nominees (Australia) Limited.	969,406	1,136,725.49
23/10/2008	HSBC Custody Nominees (Australia) Limited.	370,843	437,520.57
23/10/2008	HSBC Custody Nominees (Australia) Limited.	796,064	939,196.31
24/10/2008	HSBC Custody Nominees (Australia) Limited.	966,672	890,401.58
24/10/2008	HSBC Custody Nominees (Australia) Limited.	68,947	63,507.08
24/10/2008	HSBC Custody Nominees (Australia) Limited.	1,237,933	1,089,009.66
24/10/2008	HSBC Custody Nominees (Australia) Limited.	8,756	7,702.65
24/10/2008	HSBC Custody Nominees (Australia) Limited.	25,249	23,256.85
24/10/2008	HSBC Custody Nominees (Australia) Limited.	320,100	281,591.97
24/10/2008	HSBC Custody Nominees (Australia) Limited.	93,980	82,674.21
24/10/2008	HSBC Custody Nominees (Australia) Limited.	82,500	73,045.50
27/10/2008	HSBC Custody Nominees (Australia) Limited.	12,707	11,085.59
27/10/2008	HSBC Custody Nominees (Australia) Limited.	49,366	43,066.90
27/10/2008	HSBC Custody Nominees (Australia) Limited.	251,908	219,764.53
27/10/2008	HSBC Custody Nominees (Australia) Limited.	1,919	1,674.14

27/10/2008	HSBC Custody Nominees (Australia) Limited.	730,659	669,429.78
27/10/2008	HSBC Custody Nominees (Australia) Limited.	830,428	773,377.60
27/10/2008	HSBC Custody Nominees (Australia) Limited.	1,759,909	1,612,428.63
28/10/2008	HSBC Custody Nominees (Australia) Limited.	1,515	1,308.96
28/10/2008	HSBC Custody Nominees (Australia) Limited.	694	597.53
28/10/2008	HSBC Custody Nominees (Australia) Limited.	383	348.49
28/10/2008	HSBC Custody Nominees (Australia) Limited.	201,677	174,248.93
28/10/2008	HSBC Custody Nominees (Australia) Limited.	92,446	79,596.03
28/10/2008	HSBC Custody Nominees (Australia) Limited.	51,040	46,441.29
28/10/2008	HSBC Custody Nominees (Australia) Limited.	1,984	1,805.24
28/10/2008	HSBC Custody Nominees (Australia) Limited.	7,840	6,773.76
28/10/2008	HSBC Custody Nominees (Australia) Limited.	3,594	3,094.43
28/10/2008	HSBC Custody Nominees (Australia) Limited.	49,454	42,728.26
28/10/2008	HSBC Custody Nominees (Australia) Limited.	22,669	19,518.01
28/10/2008	HSBC Custody Nominees (Australia) Limited.	12,516	11,388.31
28/10/2008	HSBC Custody Nominees (Australia) Limited.	16,335	14,863.22
28/10/2008	HSBC Custody Nominees (Australia) Limited.	64,546	55,767.74
28/10/2008	HSBC Custody Nominees (Australia) Limited.	29,587	25,474.41
28/10/2008	HSBC Custody Nominees (Australia) Limited.	29,974	25,807.61
28/10/2008	HSBC Custody Nominees (Australia) Limited.	16,549	15,057.94
28/10/2008	HSBC Custody Nominees (Australia) Limited.	65,389	56,496.10
28/10/2008	HSBC Custody Nominees (Australia) Limited.	164,326	141,977.66
28/10/2008	HSBC Custody Nominees (Australia) Limited.	75,325	64,854.82
28/10/2008	HSBC Custody Nominees (Australia) Limited.	41,587	37,840.01
28/10/2008	HSBC Custody Nominees (Australia) Limited.	778	707.90
28/10/2008	HSBC Custody Nominees (Australia) Limited.	3,075	2,656.80
28/10/2008	HSBC Custody Nominees (Australia) Limited.	1,410	1,214.01
28/10/2008	HSBC Custody Nominees (Australia) Limited.	13,404	11,581.06
28/10/2008	HSBC Custody Nominees (Australia) Limited.	6,144	5,289.98
28/10/2008	HSBC Custody Nominees (Australia) Limited.	3,392	3,086.38
28/10/2008	HSBC Custody Nominees (Australia) Limited.	15,786	14,363.68
28/10/2008	HSBC Custody Nominees (Australia) Limited.	62,379	53,895.46
28/10/2008	HSBC Custody Nominees (Australia) Limited.	28,593	24,618.57
28/10/2008	HSBC Custody Nominees (Australia) Limited.	15,397	13,087.45
28/10/2008	HSBC Custody Nominees (Australia) Limited.	62,809	57,149.91
28/10/2008	HSBC Custody Nominees (Australia) Limited.	248,185	214,431.84
28/10/2008	HSBC Custody Nominees (Australia) Limited.	113,764	97,950.81
28/10/2008	HSBC Custody Nominees (Australia) Limited.	3,019	2,599.36
28/10/2008	HSBC Custody Nominees (Australia) Limited.	1,667	1,516.80
28/10/2008	HSBC Custody Nominees (Australia) Limited.	6,586	5,690.30
28/10/2008	HSBC Custody Nominees (Australia) Limited.	24,688	20,120.72
28/10/2008	HSBC Custody Nominees (Australia) Limited.	19,105	16,506.72
28/10/2008	HSBC Custody Nominees (Australia) Limited.	8,757	7,539.78
28/10/2008	HSBC Custody Nominees (Australia) Limited.	4,835	4,399.37
29/10/2008	HSBC Custody Nominees (Australia) Limited.	599,103	509,956.48
29/10/2008	HSBC Custody Nominees (Australia) Limited.	948,893	809,121.06
30/10/2008	HSBC Custody Nominees (Australia) Limited.	52,382	43,477.06
30/10/2008	HSBC Custody Nominees (Australia) Limited.	2,089,137	1,752,159.20
30/10/2008	HSBC Custody Nominees (Australia) Limited.	3,657	3,071.88
31/10/2008	HSBC Custody Nominees (Australia) Limited.	40,730	31,105.50
31/10/2008	HSBC Custody Nominees (Australia) Limited.	521,174	398,020.58
31/10/2008	HSBC Custody Nominees (Australia) Limited.	126,856	96,879.93
31/10/2008	HSBC Custody Nominees (Australia) Limited.	13,088	9,995.31
31/10/2008	HSBC Custody Nominees (Australia) Limited.	6,123	4,676.14

31/10/2008	HSBC Custody Nominees (Australia) Limited.	344,509	263,101.53
31/10/2008	HSBC Custody Nominees (Australia) Limited.	136,825	104,493.25
31/10/2008	HSBC Custody Nominees (Australia) Limited.	135,467	103,456.15
31/10/2008	HSBC Custody Nominees (Australia) Limited.	2,422,156	1,924,887.37
31/10/2008	HSBC Custody Nominees (Australia) Limited.	15,817	12,079.44
3/11/2008	HSBC Custody Nominees (Australia) Limited.	35,311	26,903.45
3/11/2008	HSBC Custody Nominees (Australia) Limited.	1,004,978	754,034.99
3/11/2008	HSBC Custody Nominees (Australia) Limited.	4,811	3,609.69
3/11/2008	HSBC Custody Nominees (Australia) Limited.	305,929	233,087.31
3/11/2008	HSBC Custody Nominees (Australia) Limited.	308,778	235,257.96
3/11/2008	HSBC Custody Nominees (Australia) Limited.	777,246	592,183.72
3/11/2008	HSBC Custody Nominees (Australia) Limited.	13,679	10,422.03
3/11/2008	HSBC Custody Nominees (Australia) Limited.	246,086	184,638.33
3/11/2008	HSBC Custody Nominees (Australia) Limited.	29,315	22,335.10
3/11/2008	HSBC Custody Nominees (Australia) Limited.	82,867	62,175.11
3/11/2008	HSBC Custody Nominees (Australia) Limited.	282,449	215,197.89
3/11/2008	HSBC Custody Nominees (Australia) Limited.	1,176,558	896,419.54
3/11/2008	HSBC Custody Nominees (Australia) Limited.	91,137	69,437.28
3/11/2008	HSBC Custody Nominees (Australia) Limited.	3,465	2,633.40
4/11/2008	HSBC Custody Nominees (Australia) Limited.	1,887	1,339.77
4/11/2008	HSBC Custody Nominees (Australia) Limited.	28,453	20,343.90
4/11/2008	HSBC Custody Nominees (Australia) Limited.	367,250	262,583.75
4/11/2008	HSBC Custody Nominees (Australia) Limited.	24,361	17,296.31
4/11/2008	HSBC Custody Nominees (Australia) Limited.	5,368	3,811.28
4/11/2008	HSBC Custody Nominees (Australia) Limited.	80,932	57,866.38
4/11/2008	HSBC Custody Nominees (Australia) Limited.	-87,667	-63,909.24
4/11/2008	HSBC Custody Nominees (Australia) Limited.	8,254	5,901.61
4/11/2008	HSBC Custody Nominees (Australia) Limited.	548	389.08
4/11/2008	HSBC Custody Nominees (Australia) Limited.	-295,262	-215,246.00
4/11/2008	HSBC Custody Nominees (Australia) Limited.	254	180.34
4/11/2008	HSBC Custody Nominees (Australia) Limited.	16,109	11,437.39
4/11/2008	HSBC Custody Nominees (Australia) Limited.	242,859	173,644.16
4/11/2008	HSBC Custody Nominees (Australia) Limited.	3,822	2,732.73
4/11/2008	HSBC Custody Nominees (Australia) Limited.	6,411	4,551.81
4/11/2008	HSBC Custody Nominees (Australia) Limited.	96,652	69,106.18
4/11/2008	HSBC Custody Nominees (Australia) Limited.	95,403	68,213.15
4/11/2008	HSBC Custody Nominees (Australia) Limited.	6,328	4,492.88
4/11/2008	HSBC Custody Nominees (Australia) Limited.	40,399	29,753.86
4/11/2008	HSBC Custody Nominees (Australia) Limited.	-7,704	-5,616.22
4/11/2008	HSBC Custody Nominees (Australia) Limited.	-1,162,188	-847,235.05
4/11/2008	HSBC Custody Nominees (Australia) Limited.	670	475.70
4/11/2008	HSBC Custody Nominees (Australia) Limited.	10,105	7,225.08
4/11/2008	HSBC Custody Nominees (Australia) Limited.	482,269	355,191.12
4/11/2008	HSBC Custody Nominees (Australia) Limited.	199,294	146,780.03
6/11/2008	HSBC Custody Nominees (Australia) Limited.	16,756	12,902.12
6/11/2008	HSBC Custody Nominees (Australia) Limited.	119,609	90,747.35
6/11/2008	HSBC Custody Nominees (Australia) Limited.	87,857	67,649.89
6/11/2008	HSBC Custody Nominees (Australia) Limited.	627,145	475,814.91
6/11/2008	HSBC Custody Nominees (Australia) Limited.	81,965	62,186.85
6/11/2008	HSBC Custody Nominees (Australia) Limited.	11,483	8,841.91
11/11/2008	HSBC Custody Nominees (Australia) Limited.	-80,929	-80,977.56
11/11/2008	HSBC Custody Nominees (Australia) Limited.	-5,449	-5,503.49
11/11/2008	HSBC Custody Nominees (Australia) Limited.	-7,170	-7,170.00
11/11/2008	HSBC Custody Nominees (Australia) Limited.	-46,876	-46,876.00

11/11/2008	HSBC Custody Nominees (Australia) Limited.	-529,134	-529,451.48
11/11/2008	HSBC Custody Nominees (Australia) Limited.	-35,626	-35,982.26
11/11/2008	HSBC Custody Nominees (Australia) Limited.	243,017	219,468.65
11/11/2008	HSBC Custody Nominees (Australia) Limited.	-847,905	-848,413.74
11/11/2008	HSBC Custody Nominees (Australia) Limited.	-57,088	-57,658.88
11/11/2008	HSBC Custody Nominees (Australia) Limited.	-75,116	-75,116.00
13/11/2008	HSBC Custody Nominees (Australia) Limited.	565,371	537,667.82
13/11/2008	HSBC Custody Nominees (Australia) Limited.	276,918	266,948.95
13/11/2008	HSBC Custody Nominees (Australia) Limited.	94,467	89,838.12
13/11/2008	HSBC Custody Nominees (Australia) Limited.	46,269	44,603.32
13/11/2008	HSBC Custody Nominees (Australia) Limited.	2,209	2,129.48
13/11/2008	HSBC Custody Nominees (Australia) Limited.	4,510	4,289.01
17/11/2008	HSBC Custody Nominees (Australia) Limited.	39,488	33,588.49
17/11/2008	HSBC Custody Nominees (Australia) Limited.	540,119	459,425.22
17/11/2008	HSBC Custody Nominees (Australia) Limited.	445,793	379,191.53
18/11/2008	HSBC Custody Nominees (Australia) Limited.	400,451	348,392.37
18/11/2008	HSBC Custody Nominees (Australia) Limited.	82,284	71,175.66
18/11/2008	HSBC Custody Nominees (Australia) Limited.	27,330	23,503.80
18/11/2008	HSBC Custody Nominees (Australia) Limited.	-346,531	-296,803.79
18/11/2008	HSBC Custody Nominees (Australia) Limited.	-347	-297.21
18/11/2008	HSBC Custody Nominees (Australia) Limited.	-92,247	-79,009.56
18/11/2008	HSBC Custody Nominees (Australia) Limited.	-25,118	-21,513.57
18/11/2008	HSBC Custody Nominees (Australia) Limited.	3,110	2,674.60
19/11/2008	HSBC Custody Nominees (Australia) Limited.	-30,035	-26,136.46
19/11/2008	HSBC Custody Nominees (Australia) Limited.	-106,506	-92,681.52
19/11/2008	HSBC Custody Nominees (Australia) Limited.	-2,186	-1,902.26
19/11/2008	HSBC Custody Nominees (Australia) Limited.	-408,248	-355,257.41
20/11/2008	HSBC Custody Nominees (Australia) Limited.	-19,626	-17,645.74
21/11/2008	HSBC Custody Nominees (Australia) Limited.	-29,440	-22,957.31
21/11/2008	HSBC Custody Nominees (Australia) Limited.	21,000	16,065.00
21/11/2008	HSBC Custody Nominees (Australia) Limited.	426,545	329,804.59
21/11/2008	HSBC Custody Nominees (Australia) Limited.	401,824	310,690.31
24/11/2008	HSBC Custody Nominees (Australia) Limited.	260,124	184,349.88
24/11/2008	HSBC Custody Nominees (Australia) Limited.	158,872	112,592.59
24/11/2008	HSBC Custody Nominees (Australia) Limited.	-19,626	-13,910.91
24/11/2008	HSBC Custody Nominees (Australia) Limited.	25,607	18,147.68
28/11/2008	HSBC Custody Nominees (Australia) Limited.	46,872	38,711.59
28/11/2008	HSBC Custody Nominees (Australia) Limited.	-319,492	-265,178.36
28/11/2008	HSBC Custody Nominees (Australia) Limited.	278,929	230,367.46
28/11/2008	HSBC Custody Nominees (Australia) Limited.	877	724.31
1/12/2008	HSBC Custody Nominees (Australia) Limited.	12,200	10,431.00
Total		**35,825,046**	**35,618,831.21**

Date	**Registered Company**	**Quantity**	**Value**
23/09/2008	JP Morgan Chase Bank	85,873	136,417.85
28/10/2008	JP Morgan Chase Bank	29,304	25,318.66
28/10/2008	JP Morgan Chase Bank	13,433	11,565.81
28/10/2008	JP Morgan Chase Bank	7,416	6,747.82
28/10/2008	JP Morgan Chase Bank	16,589	14,283.13
28/10/2008	JP Morgan Chase Bank	9,159	8,333.77
28/10/2008	JP Morgan Chase Bank	36,190	31,268.16
28/10/2008	JP Morgan Chase Bank	89,575	77,124.08
28/10/2008	JP Morgan Chase Bank	195,413	168,836.83

	28/10/2008	JP Morgan Chase Bank	49,454	44,998.19
	31/10/2008	JP Morgan Chase Bank	408,485	311,959.99
	31/10/2008	JP Morgan Chase Bank	75,718	57,825.84
	31/10/2008	JP Morgan Chase Bank	61,353	46,855.29
	3/11/2008	JP Morgan Chase Bank	138,282	105,357.06
	3/11/2008	JP Morgan Chase Bank	170,717	130,069.28
	3/11/2008	JP Morgan Chase Bank	922,424	702,794.85
	4/11/2008	JP Morgan Chase Bank	19,084	13,549.64
	4/11/2008	JP Morgan Chase Bank	287,707	205,710.51
	4/11/2008	JP Morgan Chase Bank	53,089	37,958.64
	4/11/2008	JP Morgan Chase Bank	2,861	2,031.31
	4/11/2008	JP Morgan Chase Bank	43,125	30,834.38
	4/11/2008	JP Morgan Chase Bank	3,521	2,499.91
Total			**2,718,772**	**2,172,341.00**

Date		**Registered Company**	**Quantity**	**Value**
	28/10/2008	National Australia Bank Limited	79,301	68,516.06
	28/10/2008	National Australia Bank Limited	36,351	31,298.21
	28/10/2008	National Australia Bank Limited	20,069	18,260.78
	31/10/2008	National Australia Bank Limited	166,099	126,849.81
	3/11/2008	National Australia Bank Limited	375,011	285,720.88
	4/11/2008	National Australia Bank Limited	7,692	5,461.32
	4/11/2008	National Australia Bank Limited	115,964	82,914.26
Total			**800,487**	**619,021.32**

Date		**Registered Company**	**Quantity**	**Value**
	28/10/2008	National Custodian Nominees	19,465	16,817.76
	28/10/2008	National Custodian Nominees	8,922	7,681.84
	28/10/2008	National Custodian Nominees	4,926	4,482.17
	31/10/2008	National Custodian Nominees	40,652	31,045.93
	3/11/2008	National Custodian Nominees	91,763	69,914.23
	4/11/2008	National Custodian Nominees	1,884	1,337.64
	4/11/2008	National Custodian Nominees	28,404	20,308.86
Total			**196,016**	**151,588.43**

Date		**Registered Company**	**Quantity**	**Value**
	22/09/2008	NCS (National Bank Custodian Services)	97,936	160,066.60
	26/09/2008	NCS (National Bank Custodian Services)	15,488	24,235.62
	1/10/2008	NCS (National Bank Custodian Services)	61,240	93,164.41
	6/10/2008	NCS (National Bank Custodian Services)	69,847	99,433.37
	7/10/2008	NCS (National Bank Custodian Services)	14,429	19,479.15
	9/10/2008	NCS (National Bank Custodian Services)	7,714	9,565.36
	10/10/2008	NCS (National Bank Custodian Services)	78,679	92,620.92
	13/10/2008	NCS (National Bank Custodian Services)	34,369	44,535.35
	14/10/2008	NCS (National Bank Custodian Services)	32,213	42,650.01
	22/10/2008	NCS (National Bank Custodian Services)	54,515	69,190.44
	23/10/2008	NCS (National Bank Custodian Services)	131,932	154,703.46
	24/10/2008	NCS (National Bank Custodian Services)	168,404	148,145.00
	27/10/2008	NCS (National Bank Custodian Services)	33,147	28,917.44
	28/10/2008	NCS (National Bank Custodian Services)	6,874	6,254.65
	28/10/2008	NCS (National Bank Custodian Services)	27,160	23,466.24

Date		Registered Company	Quantity	Value
	28/10/2008	NCS (National Bank Custodian Services)	12,450	10,719.45
	3/11/2008	NCS (National Bank Custodian Services)	140,418	105,355.63
	4/11/2008	NCS (National Bank Custodian Services)	-158,609	-115,625.96
	18/11/2008	NCS (National Bank Custodian Services)	-55,322	-47,383.29
	19/11/2008	NCS (National Bank Custodian Services)	-55,193	-48,028.95
	28/11/2008	NCS (National Bank Custodian Services)	26,826	22,155.59
Total			**744,487**	**943,620.49**

Date		Registered Company	Quantity	Value
	28/10/2008	Permanent Trustee Australia Limited	7,501	6,458.36
	28/10/2008	Permanent Trustee Australia Limited	4,141	3,767.90
	28/10/2008	Permanent Trustee Australia Limited	16,365	14,139.36
	31/10/2008	Permanent Trustee Australia Limited	34,274	26,175.05
	3/11/2008	Permanent Trustee Australia Limited	77,233	58,843.82
	4/11/2008	Permanent Trustee Australia Limited	24,074	17,212.91
	4/11/2008	Permanent Trustee Australia Limited	1,597	1,133.87
Total			**165,185**	**127,731.27**

Date		Registered Company	Quantity	Value
	28/10/2008	The Northern Trust company	1,248	1,135.56
	28/10/2008	The Northern Trust company	4,931	4,260.38
	28/10/2008	The Northern Trust company	2,261	1,946.72
	28/10/2008	The Northern Trust company	19,328	16,699.39
	28/10/2008	The Northern Trust company	8,860	7,628.46
	28/10/2008	The Northern Trust company	4,892	4,451.23
	31/10/2008	The Northern Trust company	10,329	7,888.26
	31/10/2008	The Northern Trust company	40,491	30,922.98
	3/11/2008	The Northern Trust company	91,438	69,666.61
	3/11/2008	The Northern Trust company	23,327	17,772.84
	4/11/2008	The Northern Trust company	7,233	5,171.60
	4/11/2008	The Northern Trust company	28,372	20,285.98
	4/11/2008	The Northern Trust company	1,882	1,336.22
	4/11/2008	The Northern Trust company	480	340.80
Total			**245,072**	**189,507.03**
		BT Investment Management (RE) Limited total	**44,066,904**	**43,178,357.39**

BT Investment Management No.2 Limited

Date		Registered Company	Quantity	Value
	13/08/2008	HSBC Custody Nominees (Australia) Limited.	347	539.20
	13/08/2008	HSBC Custody Nominees (Australia) Limited.	4,601	7,149.49
	13/08/2008	HSBC Custody Nominees (Australia) Limited.	3,771	5,859.76
	13/08/2008	HSBC Custody Nominees (Australia) Limited.	1,599	2,484.69
	13/08/2008	HSBC Custody Nominees (Australia) Limited.	500	776.95
	13/08/2008	HSBC Custody Nominees (Australia) Limited.	1,272	1,976.56
	13/08/2008	HSBC Custody Nominees (Australia) Limited.	2,477	3,849.01
	13/08/2008	HSBC Custody Nominees (Australia) Limited.	2,013	3,128.00
	13/08/2008	HSBC Custody Nominees (Australia) Limited.	5,366	8,338.23
	13/08/2008	HSBC Custody Nominees (Australia) Limited.	1,870	2,905.79
	14/08/2008	HSBC Custody Nominees (Australia) Limited.	380	554.80

14/08/2008	HSBC Custody Nominees (Australia) Limited.	1,309	1,924.23
12/11/2008	HSBC Custody Nominees (Australia) Limited.	-6,544	-6,773.04
20/11/2008	HSBC Custody Nominees (Australia) Limited.	-1,608	-1,439.16
Total		**17,353**	**31,274.51**

	BT Investment Management No.2 Limited total	**17,353**	**31,274.51**

BT Investment Management No.3 Pty Limited

Date	Registered Company	Quantity	Value
4/08/2008	HSBC Custody Nominees (Australia) Limited.	-8,571	0.00
13/08/2008	HSBC Custody Nominees (Australia) Limited.	150,000	233,085.00
13/08/2008	HSBC Custody Nominees (Australia) Limited.	8,000	12,431.20
13/08/2008	HSBC Custody Nominees (Australia) Limited.	-1,048	0.00
13/08/2008	HSBC Custody Nominees (Australia) Limited.	4,000	6,240.00
13/08/2008	HSBC Custody Nominees (Australia) Limited.	12,000	18,646.80
18/08/2008	HSBC Custody Nominees (Australia) Limited.	-4,626	-6,985.26
2/09/2008	HSBC Custody Nominees (Australia) Limited.	12,000	18,279.60
2/09/2008	HSBC Custody Nominees (Australia) Limited.	10,000	15,233.00
2/09/2008	HSBC Custody Nominees (Australia) Limited.	4,000	6,093.20
2/09/2008	HSBC Custody Nominees (Australia) Limited.	5,500	8,378.15
2/09/2008	HSBC Custody Nominees (Australia) Limited.	7,000	10,663.10
2/09/2008	HSBC Custody Nominees (Australia) Limited.	7,000	10,663.10
2/09/2008	HSBC Custody Nominees (Australia) Limited.	15,000	22,849.50
2/09/2008	HSBC Custody Nominees (Australia) Limited.	85,000	127,075.00
2/09/2008	HSBC Custody Nominees (Australia) Limited.	10,000	14,950.00
2/09/2008	HSBC Custody Nominees (Australia) Limited.	4,000	5,980.00
2/09/2008	HSBC Custody Nominees (Australia) Limited.	7,500	11,212.50
3/09/2008	HSBC Custody Nominees (Australia) Limited.	110,000	165,550.00
3/09/2008	HSBC Custody Nominees (Australia) Limited.	43,825	65,956.63
4/09/2008	HSBC Custody Nominees (Australia) Limited.	55,850	82,378.75
8/09/2008	HSBC Custody Nominees (Australia) Limited.	-3,739	0.00
9/09/2008	HSBC Custody Nominees (Australia) Limited.	3,000	4,635.00
9/09/2008	HSBC Custody Nominees (Australia) Limited.	1,000	1,545.00
10/09/2008	HSBC Custody Nominees (Australia) Limited.	4,000	6,060.00
12/09/2008	HSBC Custody Nominees (Australia) Limited.	-9,000	0.00
15/09/2008	HSBC Custody Nominees (Australia) Limited.	-22,722	-32,946.90
19/09/2008	HSBC Custody Nominees (Australia) Limited.	-6,215	-9,322.50
24/09/2008	HSBC Custody Nominees (Australia) Limited.	-1,550	-2,394.75
30/09/2008	HSBC Custody Nominees (Australia) Limited.	12,012	17,177.16
30/09/2008	HSBC Custody Nominees (Australia) Limited.	-12,012	-17,177.16
1/10/2008	HSBC Custody Nominees (Australia) Limited.	-6,194	0.00
2/10/2008	HSBC Custody Nominees (Australia) Limited.	2,500	3,862.50
9/10/2008	HSBC Custody Nominees (Australia) Limited.	-2,800	-3,598.00
9/10/2008	HSBC Custody Nominees (Australia) Limited.	-8,647	-11,543.75
9/10/2008	HSBC Custody Nominees (Australia) Limited.	-1,122	-1,441.77
10/10/2008	HSBC Custody Nominees (Australia) Limited.	-35,800	-43,139.00
13/10/2008	HSBC Custody Nominees (Australia) Limited.	3,063	3,981.90
14/10/2008	HSBC Custody Nominees (Australia) Limited.	-1,500	-1,845.00
21/10/2008	HSBC Custody Nominees (Australia) Limited.	-6,404	-8,229.14
22/10/2008	HSBC Custody Nominees (Australia) Limited.	-12,700	-16,129.00
27/10/2008	HSBC Custody Nominees (Australia) Limited.	-5,122	-4,737.85
27/10/2008	HSBC Custody Nominees (Australia) Limited.	-39,800	-36,019.00

	29/10/2008	HSBC Custody Nominees (Australia) Limited.	87,171	74,330.71
	29/10/2008	HSBC Custody Nominees (Australia) Limited.	55,037	46,847.49
	30/10/2008	HSBC Custody Nominees (Australia) Limited.	4,560	3,784.80
	30/10/2008	HSBC Custody Nominees (Australia) Limited.	181,850	152,517.60
	31/10/2008	HSBC Custody Nominees (Australia) Limited.	203,436	161,670.59
	31/10/2008	HSBC Custody Nominees (Australia) Limited.	-7,000	0.00
	3/11/2008	HSBC Custody Nominees (Australia) Limited.	-2,350	-1,750.75
	5/11/2008	HSBC Custody Nominees (Australia) Limited.	-6,298	0.00
	6/11/2008	HSBC Custody Nominees (Australia) Limited.	-3,000	0.00
	10/11/2008	HSBC Custody Nominees (Australia) Limited.	-363	-324.89
	17/11/2008	HSBC Custody Nominees (Australia) Limited.	-5,140	-4,369.00
	19/11/2008	HSBC Custody Nominees (Australia) Limited.	-5,218	0.00
	24/11/2008	HSBC Custody Nominees (Australia) Limited.	-5,113	-3,681.36
	27/11/2008	HSBC Custody Nominees (Australia) Limited.	-952	-785.40
	28/11/2008	HSBC Custody Nominees (Australia) Limited.	-428	0.00
	28/11/2008	HSBC Custody Nominees (Australia) Limited.	-858	0.00
	1/12/2008	HSBC Custody Nominees (Australia) Limited.	-5,000	-4,350.00
Total			**877,012**	**1,101,307.80**
		BT Investment Management No.3 Pty Limited total	**877,012**	**1,101,307.80**

Westpac Financial Services Group Limited

Date	Registered Company	Quantity	Value
1/08/2008	HSBC Custody Nominees (Australia) Limited.	-336,813	-472,144.46
29/08/2008	HSBC Custody Nominees (Australia) Limited.	976,129	1,257,546.99
22/09/2008	HSBC Custody Nominees (Australia) Limited.	653,782	1,055,988.69
24/09/2008	HSBC Custody Nominees (Australia) Limited.	230,000	368,644.00
1/10/2008	HSBC Custody Nominees (Australia) Limited.	-150,000	-225,075.00
2/10/2008	HSBC Custody Nominees (Australia) Limited.	-151,887	-234,878.06
15/10/2008	HSBC Custody Nominees (Australia) Limited.	-1,952,627	-2,547,787.71
20/10/2008	HSBC Custody Nominees (Australia) Limited.	-17,171	-22,550.67
22/10/2008	HSBC Custody Nominees (Australia) Limited.	147,120	189,990.77
23/10/2008	HSBC Custody Nominees (Australia) Limited.	399,173	470,944.31
24/10/2008	HSBC Custody Nominees (Australia) Limited.	307,365	283,113.90
28/10/2008	HSBC Custody Nominees (Australia) Limited.	35,995	30,991.69
28/10/2008	HSBC Custody Nominees (Australia) Limited.	19,873	18,082.44
28/10/2008	HSBC Custody Nominees (Australia) Limited.	78,527	67,847.33
29/10/2008	HSBC Custody Nominees (Australia) Limited.	345,860	294,396.03
29/10/2008	HSBC Custody Nominees (Australia) Limited.	547,794	467,103.94
30/10/2008	HSBC Custody Nominees (Australia) Limited.	30,323	25,168.09
30/10/2008	HSBC Custody Nominees (Australia) Limited.	1,209,357	1,014,287.72
31/10/2008	HSBC Custody Nominees (Australia) Limited.	1,374,408	1,092,242.04
31/10/2008	HSBC Custody Nominees (Australia) Limited.	166,350	127,041.50
3/11/2008	HSBC Custody Nominees (Australia) Limited.	389,324	296,625.96
4/11/2008	HSBC Custody Nominees (Australia) Limited.	115,906	82,872.79
4/11/2008	HSBC Custody Nominees (Australia) Limited.	7,688	5,458.48
4/11/2008	HSBC Custody Nominees (Australia) Limited.	169,664	124,957.54
6/11/2008	HSBC Custody Nominees (Australia) Limited.	4,884	3,760.68
6/11/2008	HSBC Custody Nominees (Australia) Limited.	34,863	26,450.56
11/11/2008	HSBC Custody Nominees (Australia) Limited.	-64,556	-65,201.56
11/11/2008	HSBC Custody Nominees (Australia) Limited.	-84,942	-84,942.00

11/11/2008	HSBC Custody Nominees (Australia) Limited.	-958,838	-959,413.30
13/11/2008	HSBC Custody Nominees (Australia) Limited.	389,081	370,016.03
13/11/2008	HSBC Custody Nominees (Australia) Limited.	190,570	183,709.48
17/11/2008	HSBC Custody Nominees (Australia) Limited.	318,248	270,701.75
18/11/2008	HSBC Custody Nominees (Australia) Limited.	203,834	177,335.58
18/11/2008	HSBC Custody Nominees (Australia) Limited.	13,911	11,963.46
18/11/2008	HSBC Custody Nominees (Australia) Limited.	41,884	36,229.66
21/11/2008	HSBC Custody Nominees (Australia) Limited.	33,618	25,993.44
24/11/2008	HSBC Custody Nominees (Australia) Limited.	246,696	174,833.45
Total		**4,965,393**	**3,942,305.54**
	Westpac Financial Services Group Limited total	**4,965,393**	**3,942,305.54**

BT Funds Management (NZ) Limited

Date	Registered Company	Quantity	Value
9/9/2008	BT New Zealand	22,200	34,077.00
10/9/2008	BT New Zealand	21,300	32,454.81
11/9/2008	BT New Zealand	25,000	37,890.00
12/9/2008	BT New Zealand	135,000	197,437.50
Total		**203,500**	**301,859.31**
	BT Funds Management (NZ) Limited Total	**203,500**	**301,859.31**

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme HASTINGS DIVERSIFIED UTILITIES FUND (HDF)

ACN/ARSN ABN 27 058 693 388

1. Details of substantial holder(1)

Name BT Investment Management Limited (BTT)

ACN/ARSN (if applicable) ABN 28 126 385 822

There was a change in the interests of the substantial holder on 1/12/2008

The previous notice was given to the company on 07/05/2008

The previous notice was dated 5/05/2008

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice in the company or scheme, are as follows:

Class of securities (4)	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power (5)
ORDINARY SHARES	10,719,733	5.06%	13,065,605	6.16%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
1/12/2008	WBC & its Associates Westpac Financial Services Group Limited (WFSG), Hastings Funds Management Limited, BT Investment Management (RE) Limited, BT Investment Management No.3 Pty Limited, Asgard Capital Management LTD, ADVANCE ASSET	See Schedule	See Schedule	See Schedule	See Schedule

	MANAGEMENT - BGI, Westpac Banking Corporation				

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Nature of relevant interest (6)	Number of securities
BT Investment Management (RE) Limited	HSBC Custody Nominees (Australia) Limited	BT Investment Management (RE) Limited is the RE and fund manager of various superannuation funds, institutional investor portfolios and unit trusts and, in that capacity, can exercise the power to vote or dispose of the shares.	3,070
BT Investment Management No.3 Pty Limited	HSBC Custody Nominees (Australia) Limited	BT Investment Management No.3 Pty Limited is the manager of various superannuation funds, institutional investor portfolios and unit trusts and, in that capacity, can exercise the power to vote or dispose of the shares.	456,184
Asgard Capital Management LTD	Asgard Capital Management Limited	Asgard Capital Management Limited ABN 92 009 279 592 AFSL 240695 RSE Licence L0001946 is the trustee, administrator and custodian of all Asgard superannuation entities, the (Hillross) PortfolioCare Retirement Plan and the BEACON Superannuation Plan. In those capacities, Asgard has the power to exercise the right to vote attached to, and to dispose of, the securities held by these entities.	586,267
Advance Asset Management	NCS Custodian Services	Advance Asset Management Ltd is the RE of various unit trusts and, in that capacity, can exercise the power to vote or dispose of the shares.	687,901
Westpac Banking Corporation	Westpac Banking Corporation	Westpac Banking Corporation Registered Holder of Securities.	11,332,183

5. Changes in association

The persons who have become associates (2) of, or ceased to be associates of, or have changed the nature of their association (9) with, the holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Westpac Banking Corporation (WBC)	Level 20, Westpac Place, 275 Kent St, Sydney NSW 2000
Westpac Financial Services Group Limited (WFSG)	Level 20, Westpac Place, 275 Kent St, Sydney NSW 2000
Hastings Funds Management Limited	Level 15, 90 Collins street, Melbourne VIC 3000
BT Investment Management (RE) Limited	Level 15, Chifley Square, 2 Chifley Square, Sydney NSW 2000

BT Investment Management No.3 Pty Limited	Level 20, Westpac Place, 275 Kent Street, Sydney NSW 2000
Asgard Capital Management LTD	Asgard Capital Management Limited PO Box 7490, Cloisters Square WA 6850
ADVANCE ASSET MANAGEMENT - BGI	Advance Asset Management Level 5, 182 George Street, Sydney NSW 2000
Westpac Banking Corporation	Level 20, 275 Kent St Sydney, NSW 2000
HASTINGS DIVERSIFIED UTILITIES FUND	Level 15, 90 Collins Street Melbourne, VIC 3000 **Ph :** (03) 9654 4477 **Fax:** (03) 9650 6555

Signature

print name Chris Millard capacity Company Secretary

sign here date 4/12/2008

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6of the form.

(2) See the definition of "associate" in section 9 of the Corporations Law.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Law.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate scheme multiplied by 100.

(6) Include details of:
  (a) Any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and with a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

  (b) Any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details mus be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any changes in that association since the last substantial holding notice.

SCHEDULE 2

Advance Asset Management Limited total

Trade Date	Registered Company	Quantity	Value
1/07/2008	NCS Custodian Services	-103,000	-206,701.43
8/07/2008	NCS Custodian Services	-12,000	-22,311.18
18/07/2008	NCS Custodian Services	15,000	34,114.08
18/08/2008	NCS Custodian Services	66,874	157,811.38
19/08/2008	NCS Custodian Services	8,594	20,107.21
20/08/2008	NCS Custodian Services	9,699	22,465.99
21/08/2008	NCS Custodian Services	22,632	50,970.80
3/09/2008	NCS Custodian Services	-6,000	-14,971.22
8/09/2008	NCS Custodian Services	52,000	134,264.80
23/09/2008	NCS Custodian Services	31,036	79,478.39
24/09/2008	NCS Custodian Services	37,165	95,337.77
26/09/2008	NCS Custodian Services	-4,000	-10,007.53
21/10/2008	NCS Custodian Services	13,303	34,468.03
22/10/2008	NCS Custodian Services	11,615	29,918.98
23/10/2008	NCS Custodian Services	46,460	118,476.90
24/11/2008	NCS Custodian Services	-11,000	-23,990.71
Total		**178,378**	**499,432.26**
	Advance Asset Management Limited total	**178,378**	**499,432.26**

Asgard Capital Management Limited

Trade Date	Registered Company	Quantity	Value
8/05/2008	Asgard Capital Management Limited	-114	-316.28
30/05/2008	Asgard Capital Management Limited	-709	-1,915.49
5/06/2008	Asgard Capital Management Limited	-376	-963.35
10/06/2008	Asgard Capital Management Limited	-5,825	-15,436.25
10/06/2008	Asgard Capital Management Limited	5,825	15,436.25
26/06/2008	Asgard Capital Management Limited	-161	-377.57
1/07/2008	Asgard Capital Management Limited	9,750	19,890.00
3/07/2008	Asgard Capital Management Limited	-884	-1,799.66
10/07/2008	Asgard Capital Management Limited	-240	-497.66
10/07/2008	Asgard Capital Management Limited	-443	-921.44
18/07/2008	Asgard Capital Management Limited	4,425	10,000.50
24/07/2008	Asgard Capital Management Limited	-3,500	-8,645.00
24/07/2008	Asgard Capital Management Limited	-848	-1,986.67
7/08/2008	Asgard Capital Management Limited	-1,100	-2,642.85
18/08/2008	Asgard Capital Management Limited	3,500	8,295.00
20/08/2008	Asgard Capital Management Limited	-3,500	-8,050.00
20/08/2008	Asgard Capital Management Limited	3,500	8,050.00
28/08/2008	Asgard Capital Management Limited	-553	-1,352.07
3/09/2008	Asgard Capital Management Limited	-2,155	-5,301.30
3/09/2008	Asgard Capital Management Limited	2,155	5,301.30
4/09/2008	Asgard Capital Management Limited	-1,136	-2,865.25
8/09/2008	Asgard Capital Management Limited	-4,100	-10,250.00
8/09/2008	Asgard Capital Management Limited	4,100	10,250.00
8/09/2008	Asgard Capital Management Limited	-3,075	-7,687.50

8/09/2008	Asgard Capital Management Limited	3,075	7,687.50
9/09/2008	Asgard Capital Management Limited	-3,850	-10,048.50
11/09/2008	Asgard Capital Management Limited	-703	-1,838.09
16/09/2008	Asgard Capital Management Limited	3,000	7,890.00
16/09/2008	Asgard Capital Management Limited	2,270	6,015.50
17/09/2008	Asgard Capital Management Limited	3,670	9,982.40
25/09/2008	Asgard Capital Management Limited	-734	-1,955.76
30/09/2008	Asgard Capital Management Limited	3,100	7,471.00
30/09/2008	Asgard Capital Management Limited	4,130	10,283.70
2/10/2008	Asgard Capital Management Limited	-235	-552.90
7/10/2008	Asgard Capital Management Limited	4,400	9,988.00
9/10/2008	Asgard Capital Management Limited	-515	-1,120.39
16/10/2008	Asgard Capital Management Limited	-1,213	-2,853.88
20/10/2008	Asgard Capital Management Limited	1,970	4,984.10
20/10/2008	Asgard Capital Management Limited	1,980	4,989.60
23/10/2008	Asgard Capital Management Limited	-376	-929.61
30/10/2008	Asgard Capital Management Limited	-2,992	-6,807.78
6/11/2008	Asgard Capital Management Limited	-1,990	-4,959.70
13/11/2008	Asgard Capital Management Limited	-230	-534.80
20/11/2008	Asgard Capital Management Limited	-309	-702.36
28/11/2008	Asgard Capital Management Limited	-1,233	-2,596.30
28/11/2008	Asgard Capital Management Limited	4,670	10,367.40
Total		**22,421**	**50,973.84**

Asgard Capital Management Limited	**22,521**	**50,973.84**

Westpac Banking Corporation

Trade Date	**Registered Company**	**Quantity**	**Value**
12/03/2008	Westpac Banking Corporation	140,000	301,455.00
13/03/2008	Westpac Banking Corporation	400,000	863,329.07
14/03/2008	Westpac Banking Corporation	335,000	707,248.45
17/03/2008	Westpac Banking Corporation	225,000	470,605.62
18/03/2008	Westpac Banking Corporation	152,524	324,609.67
19/03/2008	Westpac Banking Corporation	107,861	249,637.25
20/03/2008	Westpac Banking Corporation	342,168	799,771.65
25/03/2008	Westpac Banking Corporation	349,521	806,961.33
26/03/2008	Westpac Banking Corporation	92,064	219,521.44
27/03/2008	Westpac Banking Corporation	47,145	115,505.25
28/03/2008	Westpac Banking Corporation	65,538	160,132.29
31/03/2008	Westpac Banking Corporation	86,462	219,555.00
7/04/2008	Westpac Banking Corporation	5,322	14,795.16
8/04/2008	Westpac Banking Corporation	149,131	414,204.52
9/04/2008	Westpac Banking Corporation	182,264	503,214.66
10/04/2008	Westpac Banking Corporation	186,695	501,221.07
14/04/2008	Westpac Banking Corporation	200,000	518,516.72
15/04/2008	Westpac Banking Corporation	217,305	564,712.48
16/04/2008	Westpac Banking Corporation	120,000	311,570.00
17/04/2008	Westpac Banking Corporation	172,374	447,229.19
18/04/2008	Westpac Banking Corporation	2,500	6,500.00
22/04/2008	Westpac Banking Corporation	45,234	117,406.06
28/04/2008	Westpac Banking Corporation	256,000	678,400.00

30/04/2008	Westpac Banking Corporation	154,981	402,753.48
1/05/2008	Westpac Banking Corporation	55,019	141,818.78
2/05/2008	Westpac Banking Corporation	343,028	922,990.89
5/05/2008	Westpac Banking Corporation	6,972	18,824.40
7/05/2008	Westpac Banking Corporation	521	1,406.70
8/05/2008	Westpac Banking Corporation	9,479	25,593.30
12/05/2008	Westpac Banking Corporation	16,848	45,371.12
12/06/2008	Westpac Banking Corporation	120,000	287,572.25
13/06/2008	Westpac Banking Corporation	91,224	221,200.02
16/06/2008	Westpac Banking Corporation	145,000	360,580.46
18/06/2008	Westpac Banking Corporation	5,981,757	15,732,020.91
30/09/2008	Westpac Banking Corporation	527,246	1,351,647.84
Total		**11,332,183**	**28,827,882.03**

Westpac Banking Corporation		**11,332,183**	**28,827,882.03**

BT Investment Management (RE) Limited

Date	Registered Company	Quantity	Value
13/06/2008	HSBC Custody Nominees (Australia) Limited.	265	641.30
31/07/2008	HSBC Custody Nominees (Australia) Limited.	619	1,485.60
20/08/2008	HSBC Custody Nominees (Australia) Limited.	-2,968	-6,737.36
25/11/2008	HSBC Custody Nominees (Australia) Limited.	3,070	6,667.73
Total		**986**	**2,057.27**
	BT Investment Management (RE) Limited total	**986**	**2,057.27**

BT Investment Management No.3 Pty Limited

Date	Registered Company	Quantity	Value
23/06/2008	HSBC Custody Nominees (Australia) Limited.	-9,800	-23,226.00
30/06/2008	HSBC Custody Nominees (Australia) Limited.	-9,800	0.00
Total		**-19,600**	**-23,226.00**
	BT Investment Management No.3 Pty Limited total	**-19,600**	**-23,226.00**

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme WHK GROUP LIMITED

ACN/ARSN ABN 93 006 650 693

1. Details of substantial holder(1)

Name BT Investment Management Limited (BTT)

ACN/ARSN (if applicable) ABN 28 126 385 822

There was a change in the interests of the substantial holder on 1/12/2008

The previous notice was given to the company on 26/10/2007

The previous notice was dated 19/10/2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice in the company or scheme, are as follows:

Class of securities (4)	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power (5)
ORDINARY SHARES	13,573,585	5.36%	16,760,078	6.40%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
1/12/2008	WBC & its Associates Westpac Financial Services Group Limited (WFSG), ADVANCE ASSET MANAGEMENT - BGI, BT Funds Management No.2 Limited, BT Investment Management (RE) Limited	See Schedule	See Schedule	See Schedule	See Schedule

4. **Present relevant interests**

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Nature of relevant interest (6)	Number of securities
Advance Asset Management	NCS Custodian Services	Advance Asset Management Ltd is the RE of various unit trusts and, in that capacity, can exercise the power to vote or dispose of the shares.	1,289,300
BT Funds Management No.2 Limited	HSBC Custody Nominees (Australia) Limited	BT Funds Management No 2 Limited is or may be the Manager of various Superannuation funds, Institutional investor portfolios and unit trusts and, in that capacity, can exercise the power to vote or dispose of the shares.	2,443,507
BT Investment Management (RE) Limited	HSBC Custody Nominees (Australia) Limited The Northern Trust company National Nominees Limited National Australian Custodian Services National Australia Bank Limited IAG Nominees Limited Citicorp Nominees Pty Limited BNP Fund Services Australasia Pty Limited Australia and New Zealand Banking Group Limited	BT Investment Management (RE) Limited is the RE and fund manager of various superannuation funds, institutional investor portfolios and unit trusts and, in that capacity, can exercise the power to vote or dispose of the shares.	13,027,271

5. **Changes in association**

The persons who have become associates (2) of, or ceased to be associates of, or have changed the nature of their association (9) with, the holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Westpac Banking Corporation (WBC)	Level 20, Westpac Place, 275 Kent St, Sydney NSW 2000
Westpac Financial Services Group Limited (WFSG)	Level 20, Westpac Place, 275 Kent St, Sydney NSW 2000
ADVANCE ASSET MANAGEMENT - BGI	Advance Asset Management Level 5, 182 George Street, Sydney NSW 2000
BT Funds Management No.2 Limited	Level 20, Westpac Place, 275 Kent Street, Sydney NSW 2000
BT Investment Management (RE) Limited	Level 15, Chifley Square, 2 Chifley Square, Sydney NSW 2000
WHK GROUP LIMITED	Level 6, 616 St Kilda Rd Melbourne, VIC 3004 **Ph:** (03) 9522 0888 **Fax:** (03) 9522 0899

Signature

print name Chris Millard capacity Company Secretary

sign here date 4/12/2008

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6of the form.

(2) See the definition of "associate" in section 9 of the Corporations Law.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Law.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate scheme multiplied by 100.

(6) Include details of:
 (a) Any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and with a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

 (b) Any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details mus be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any changes in that association since the last substantial holding notice.

SCHEDULE 2

Sales & Purchases for the period : 19-Oct-2007 to 1 Dec 2008
SECURITY: WHG

BT Funds Management No.2 Limited

Date	Registered Company	Quantity	Value
21/01/2008	HSBC Custody Nominees (Australia) Limited.	-3629	-6548.17
19/02/2008	HSBC Custody Nominees (Australia) Limited.	914	1515.05
27/02/2008	HSBC Custody Nominees (Australia) Limited.	28400	46828.76
28/02/2008	HSBC Custody Nominees (Australia) Limited.	14010	22634.56
29/02/2008	HSBC Custody Nominees (Australia) Limited.	2450	3937.15
3/03/2008	HSBC Custody Nominees (Australia) Limited.	1830	2676.92
5/03/2008	HSBC Custody Nominees (Australia) Limited.	34477	50681.19
5/03/2008	HSBC Custody Nominees (Australia) Limited.	11844	17608.47
6/03/2008	HSBC Custody Nominees (Australia) Limited.	5225	7694.86
7/03/2008	HSBC Custody Nominees (Australia) Limited.	30820	43859.94
10/03/2008	HSBC Custody Nominees (Australia) Limited.	6810	9686.54
5/05/2008	HSBC Custody Nominees (Australia) Limited.	49464	74196
27/06/2008	HSBC Custody Nominees (Australia) Limited.	-9090	- 10012.63
15/08/2008	HSBC Custody Nominees (Australia) Limited.	-100000	-105530
29/10/2008	HSBC Custody Nominees (Australia) Limited.	12846	11323.75
30/10/2008	HSBC Custody Nominees (Australia) Limited.	17084	15088.59
Total		**103455**	**185641**
	BT Funds Management No.2 Limited total	**103455**	**185641**

BT Investment Management (RE) Limited

Date	Registered Company	Quantity	Value
14/12/2007	Australia and New Zealand Banking Group Limited	2230	5240.5
24/01/2008	Australia and New Zealand Banking Group Limited	1509	2323.86
27/02/2008	Australia and New Zealand Banking Group Limited	1480	2440.37
28/02/2008	Australia and New Zealand Banking Group Limited	920	1486.35
29/02/2008	Australia and New Zealand Banking Group Limited	113	181.59
3/03/2008	Australia and New Zealand Banking Group Limited	130	190.16
5/03/2008	Australia and New Zealand Banking Group Limited	2252	3310.44
5/03/2008	Australia and New Zealand Banking Group Limited	773	1149.22
6/03/2008	Australia and New Zealand Banking Group Limited	284	418.25
7/03/2008	Australia and New Zealand Banking Group Limited	2020	2874.66
10/03/2008	Australia and New Zealand Banking Group Limited	740	1052.58
5/05/2008	Australia and New Zealand Banking Group	3279	4918.92

	Limited		
18/06/2008	Australia and New Zealand Banking Group Limited	-5017	-5368.19
27/06/2008	Australia and New Zealand Banking Group Limited	-585	-644.38
Total		**10128**	**19574.33**

Date	Registered Company	Quantity	Value
5/05/2008	BNP Fund Services Australasia Pty Limited	3249	4874.52
Total		**3249**	**4874.52**

Date	Registered Company	Quantity	Value
5/05/2008	Citicorp Nominees Pty Limited	5484	8226.84
20/05/2008	Citicorp Nominees Pty Limited	1	1.4999
Total		**5485**	**8228.34**

Date	Registered Company	Quantity	Value
12/12/2007	HSBC Custody Nominees (Australia) Limited.	-95587	-225585.3
12/12/2007	HSBC Custody Nominees (Australia) Limited.	47188	109664.9
12/12/2007	HSBC Custody Nominees (Australia) Limited.	95587	225585.3
13/12/2007	HSBC Custody Nominees (Australia) Limited.	19477	45737.84
14/12/2007	HSBC Custody Nominees (Australia) Limited.	126862	298125.7
17/12/2007	HSBC Custody Nominees (Australia) Limited.	89596	209296.3
21/01/2008	HSBC Custody Nominees (Australia) Limited.	-10186	-18379.62
24/01/2008	HSBC Custody Nominees (Australia) Limited.	46	70.84
24/01/2008	HSBC Custody Nominees (Australia) Limited.	163038	251078.5
24/01/2008	HSBC Custody Nominees (Australia) Limited.	6532	10059.28
1/02/2008	HSBC Custody Nominees (Australia) Limited.	84313	134900.8
19/02/2008	HSBC Custody Nominees (Australia) Limited.	94148	156059.7
19/02/2008	HSBC Custody Nominees (Australia) Limited.	7066	11712.6
19/02/2008	HSBC Custody Nominees (Australia) Limited.	254	421.03
22/02/2008	HSBC Custody Nominees (Australia) Limited.	13622	23146.5
25/02/2008	HSBC Custody Nominees (Australia) Limited.	8247	14019.9
27/02/2008	HSBC Custody Nominees (Australia) Limited.	68400	112784.8
27/02/2008	HSBC Custody Nominees (Australia) Limited.	11290	18616.08
27/02/2008	HSBC Custody Nominees (Australia) Limited.	9230	15219.35
28/02/2008	HSBC Custody Nominees (Australia) Limited.	4980	8045.69
28/02/2008	HSBC Custody Nominees (Australia) Limited.	6140	9919.78
28/02/2008	HSBC Custody Nominees (Australia) Limited.	31402	50733.07
29/02/2008	HSBC Custody Nominees (Australia) Limited.	9557	15358.1
29/02/2008	HSBC Custody Nominees (Australia) Limited.	750	1205.25
29/02/2008	HSBC Custody Nominees (Australia) Limited.	707	1136.15
3/03/2008	HSBC Custody Nominees (Australia) Limited.	670	980.07
3/03/2008	HSBC Custody Nominees (Australia) Limited.	760	1111.73
3/03/2008	HSBC Custody Nominees (Australia) Limited.	8002	11705.33
5/03/2008	HSBC Custody Nominees (Australia) Limited.	80262	117985.1
5/03/2008	HSBC Custody Nominees (Australia) Limited.	27574	40994.27
5/03/2008	HSBC Custody Nominees (Australia) Limited.	15269	22445.43
5/03/2008	HSBC Custody Nominees (Australia) Limited.	5245	7797.74
5/03/2008	HSBC Custody Nominees (Australia) Limited.	12243	17997.21

5/03/2008	HSBC Custody Nominees (Australia) Limited.	4206	6253.06
6/03/2008	HSBC Custody Nominees (Australia) Limited.	1469	2163.4
6/03/2008	HSBC Custody Nominees (Australia) Limited.	1869	2752.47
6/03/2008	HSBC Custody Nominees (Australia) Limited.	13398	19731.23
7/03/2008	HSBC Custody Nominees (Australia) Limited.	69792	99321
10/03/2008	HSBC Custody Nominees (Australia) Limited.	22495	31996.89
10/03/2008	HSBC Custody Nominees (Australia) Limited.	17760	25261.83
10/03/2008	HSBC Custody Nominees (Australia) Limited.	14930	21236.43
11/03/2008	HSBC Custody Nominees (Australia) Limited.	5032	7173.12
5/05/2008	HSBC Custody Nominees (Australia) Limited.	119042	178563
5/05/2008	HSBC Custody Nominees (Australia) Limited.	22301	33451.5
5/05/2008	HSBC Custody Nominees (Australia) Limited.	17786	26679
10/06/2008	HSBC Custody Nominees (Australia) Limited.	171184	217403.7
27/06/2008	HSBC Custody Nominees (Australia) Limited.	-22493	-24776.04
27/06/2008	HSBC Custody Nominees (Australia) Limited.	-3269	-3600.8
27/06/2008	HSBC Custody Nominees (Australia) Limited.	-4098	-4513.95
29/10/2008	HSBC Custody Nominees (Australia) Limited.	35365	31174.25
29/10/2008	HSBC Custody Nominees (Australia) Limited.	21457	18914.34
29/10/2008	HSBC Custody Nominees (Australia) Limited.	155030	136658.9
30/10/2008	HSBC Custody Nominees (Australia) Limited.	45622	40293.35
30/10/2008	HSBC Custody Nominees (Australia) Limited.	6833	6034.91
30/10/2008	HSBC Custody Nominees (Australia) Limited.	8257	7292.58
Total		**1666652**	**2579414**

Date	Registered Company	Quantity	Value
14/11/2007	IAG Nominees Limited	-16718	-34940.62
11/03/2008	IAG Nominees Limited	7946	11323.05
11/03/2008	IAG Nominees Limited	-7946	-11323.05
5/05/2008	IAG Nominees Limited	1932	2898.06
5/05/2008	IAG Nominees Limited	1998	2998.08
5/05/2008	IAG Nominees Limited	1957	2936.7
5/05/2008	IAG Nominees Limited	1632	2448.72
12/06/2008	IAG Nominees Limited	-31970	-38364
17/06/2008	IAG Nominees Limited	-73901	-80744.23
19/06/2008	IAG Nominees Limited	-12563	-13036.63
26/06/2008	IAG Nominees Limited	7312	8411.72
26/06/2008	IAG Nominees Limited	29467	33898.84
26/06/2008	IAG Nominees Limited	26407	30378.61
26/06/2008	IAG Nominees Limited	16434	18905.67
30/06/2008	IAG Nominees Limited	29226	32373.64
24/11/2008	IAG Nominees Limited	9386	7071.41
1/12/2008	IAG Nominees Limited	15301	12038.83
Total		**5900**	**-12725.2**

Date	Registered Company	Quantity	Value
5/05/2008	National Australia Bank Limited	6917	10376.43
Total		**6917**	**10376.43**

Date	Registered Company	Quantity	Value
21/01/2008	National Australian Custodian Services	-2111	-3809.09
21/01/2008	National Australian Custodian Services	-447	-806.57
21/01/2008	National Australian Custodian Services	-1052	-1898.23
24/01/2008	National Australian Custodian Services	82	126.28
24/01/2008	National Australian Custodian Services	24	36.96
24/01/2008	National Australian Custodian Services	195	300.3
1/02/2008	National Australian Custodian Services	-84313	-134900.8
19/02/2008	National Australian Custodian Services	107	177.36
19/02/2008	National Australian Custodian Services	271	449.21
27/02/2008	National Australian Custodian Services	7190	11855.59
27/02/2008	National Australian Custodian Services	2980	4913.72
27/02/2008	National Australian Custodian Services	14740	24304.79
28/02/2008	National Australian Custodian Services	8090	13070.2
28/02/2008	National Australian Custodian Services	1590	2568.8
28/02/2008	National Australian Custodian Services	3910	6317
29/02/2008	National Australian Custodian Services	85	136.6
29/02/2008	National Australian Custodian Services	41	65.89
29/02/2008	National Australian Custodian Services	195	313.36
3/03/2008	National Australian Custodian Services	1020	1492.06
3/03/2008	National Australian Custodian Services	210	307.19
3/03/2008	National Australian Custodian Services	510	746.03
5/03/2008	National Australian Custodian Services	3277	4871.92
5/03/2008	National Australian Custodian Services	9537	14019.39
5/03/2008	National Australian Custodian Services	1340	1992.18
5/03/2008	National Australian Custodian Services	3902	5735.94
5/03/2008	National Australian Custodian Services	19821	29136.87
5/03/2008	National Australian Custodian Services	6810	10124.43
6/03/2008	National Australian Custodian Services	2528	3722.99
6/03/2008	National Australian Custodian Services	484	712.79
6/03/2008	National Australian Custodian Services	1227	1807
7/03/2008	National Australian Custodian Services	8460	12039.43
7/03/2008	National Australian Custodian Services	3480	4952.39
7/03/2008	National Australian Custodian Services	17110	24349.24
10/03/2008	National Australian Custodian Services	8000	11379.2
10/03/2008	National Australian Custodian Services	1490	2119.38
10/03/2008	National Australian Custodian Services	3650	5191.76
5/05/2008	National Australian Custodian Services	13860	20790.63
5/05/2008	National Australian Custodian Services	5672	8509.41
5/05/2008	National Australian Custodian Services	28794	43192.41
26/06/2008	National Australian Custodian Services	-729033	-816517
26/06/2008	National Australian Custodian Services	729033	816517
27/06/2008	National Australian Custodian Services	-5174	-5699.16
27/06/2008	National Australian Custodian Services	-2665	-2935.5
27/06/2008	National Australian Custodian Services	-1043	-1148.86
29/10/2008	National Australian Custodian Services	12270	10816.01
29/10/2008	National Australian Custodian Services	31805	28036.11
29/10/2008	National Australian Custodian Services	62375	54983.56
30/10/2008	National Australian Custodian Services	10988	9704.6
30/10/2008	National Australian Custodian Services	5672	5009.51
30/10/2008	National Australian Custodian Services	2206	1948.34
Total		**209193**	**231128.6**

Date	Registered Company	Quantity	Value
21/01/2008	National Nominees Limited	-930	-1678.09
24/01/2008	National Nominees Limited	53	81.62
19/02/2008	National Nominees Limited	227	376.28
27/02/2008	National Nominees Limited	6290	10371.58
28/02/2008	National Nominees Limited	3360	5428.42
29/02/2008	National Nominees Limited	79	126.95
3/03/2008	National Nominees Limited	440	643.63
5/03/2008	National Nominees Limited	8237	12108.39
5/03/2008	National Nominees Limited	2830	4207.36
6/03/2008	National Nominees Limited	1055	1553.7
7/03/2008	National Nominees Limited	7590	10801.33
10/03/2008	National Nominees Limited	2870	4082.29
5/05/2008	National Nominees Limited	11971	17957.46
10/06/2008	National Nominees Limited	-171184	-217403.7
27/06/2008	National Nominees Limited	-1583	-1743.67
29/10/2008	National Nominees Limited	18852	16618.04
30/10/2008	National Nominees Limited	3338	2948.12
Total		**-106505**	**-133520.3**

Date	Registered Company	Quantity	Value
5/05/2008	The Northern Trust company	432	649.08
5/05/2008	The Northern Trust company	1673	2509.74
24/11/2008	The Northern Trust company	-9386	-7071.41
Total		**-7281**	**-3912.59**
	BT Investment Management (RE) Limited total	**1793738**	**2703438**

Advance Asset Management Limited total

Date	Registered Company	Quantity	Value
11/11/2008	NCS Custodian Services	100000	76000
Total		**100000**	**76000**
	Advance Asset Management Limited total	**100000**	**76000**

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To	Company Name/Scheme	AUSTRALIAN INFRASTRUCTURE (AIX)
ACN/ARSN		ABN 97 063 935 553

1. Details of substantial holder(1)

Name	BT Investment Management Limited (BTT)
ACN/ARSN (if applicable)	ABN 28 126 385 822

There was a change in the interests of the substantial holder on	1/12/2008
The previous notice was given to the company on	19/06/2008
The previous notice was dated	22/07/2008

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice in the company or scheme, are as follows:

Class of securities (4)	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power (5)
ORDINARY SHARES	19,169,682	5.03%	23,007,197	6.04%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
1/12/2008	WBC & its Associates Westpac Financial Services Group Limited (WFSG), BT Investment Management No.3 Pty Limited, St George Insurance Australia Limited (SGIA), Asgard Capital Management LTD, Advance Asset Management - BT Funds Management No.2	See Schedule	See Schedule	See Schedule	See Schedule

	Limited, BT Investment Management (RE) Limited, Westpac Banking Corporation				

4. **Present relevant interests**

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Nature of relevant interest (6)	Number of securities
BT Investment Management No.3 Pty Limited	HSBC Custody Nominees (Australia) Limited	BT Investment Management No.3 Pty Limited is the manager of various superannuation funds, institutional investor portfolios and unit trusts and, in that capacity, can exercise the power to vote or dispose of the shares.	41,214
St George Insurance Australia Limited (SGIA)	St. George Insurance Australia Pty Limited (SGIA)	The principal activities of the company is the provision of Lenders' Mortgage Insurance (LMI) to its parent entity, St. George Bank Limited (SGB). The company is a wholly owned subsidiary of SGB.	102,797
Asgard Capital Management LTD	Asgard Capital Management Limited	Asgard Capital Management Limited ABN 92 009 279 592 AFSL 240695 RSE Licence L0001946 is the trustee, administrator and custodian of all Asgard superannuation entities, the (Hillross) PortfolioCare Retirement Plan and the BEACON Superannuation Plan. In those capacities, Asgard has the power to exercise the right to vote attached to, and to dispose of, the securities held by these entities.	220,257
BT Funds Management No.2 Limited	HSBC Custody Nominees (Australia) Limited	BT Funds Management No 2 Limited is or may be the Manager of various Superannuation funds, Institutional investor portfolios and unit trusts and, in that capacity, can exercise the power to vote or dispose of the shares.	1,754,096
BT Investment Management (RE) Limited	HSBC Custody Nominees (Australia) Limited The Northern Trust company National Nominees Limited National Australian Custodian Services National Australia	BT Investment Management (RE) Limited is the RE and fund manager of various superannuation funds, institutional investor portfolios and unit trusts and, in that capacity, can exercise the power to vote or dispose of the shares.	9,730,514

	Bank Limited IAG Nominees Limited Australia and New Zealand Banking Group Limited		
Westpac Banking Corporation	Westpac Banking Corporation	Westpac Banking Corporation Registered Holder of Securities.	11,158,319

5. **Changes in association**

The persons who have become associates (2) of, or ceased to be associates of, or have changed the nature of their association (9) with, the holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. **Addresses**

The addresses of persons named in this form are as follows:

Name	Address
Westpac Banking Corporation (WBC)	Level 20, Westpac Place, 275 Kent St, Sydney NSW 2000
Westpac Financial Services Group Limited (WFSG)	Level 20, Westpac Place, 275 Kent St, Sydney NSW 2000
BT Investment Management No.3 Pty Limited	Level 20, Westpac Place, 275 Kent Street, Sydney NSW 2000
St George Insurance Australia Limited (SGIA)	St George Insurance Australia Limited (SGIA) 4-16 Montgomery Street, Kogarah NSW 2217.
Asgard Capital Management LTD	Asgard Capital Management Limited PO Box 7490, Cloisters Square WA 6850
ADVANCE ASSET MANAGEMENT - BGI	Advance Asset Management Level 5, 182 George Street, Sydney NSW 2000
BT Funds Management No.2 Limited	Level 20, Westpac Place, 275 Kent Street, Sydney NSW 2000
BT Investment Management (RE) Limited	Level 15, Chifley Square, 2 Chifley Square, Sydney NSW 2000
Westpac Banking Corporation	Level 20, 275 Kent St Sydney, NSW 2000
AUSTRALIAN INFRASTRUCTURE	Level 15, 90 Collins St Melbourne, VIC 3000 **Ph :** (03) 9654 4477 **Fax:** (03) 9650 6555

Signature

print name Chris Millard capacity Company Secretary

sign here date 4/12/2008

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6of the form.

(2) See the definition of "associate" in section 9 of the Corporations Law.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Law.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate scheme multiplied by 100.

(6) Include details of:

(a) Any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and with a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) Any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details mus be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any changes in that association since the last substantial holding notice.

SCHEDULE 2

Sales & Purchases for the period : 22/07/2008 to 1/12/2008
SECURITY: AIX

St.George Insurance Australia Pty Limited (SGIA)

Date	Registered Company	Quantity	Value
7/07/08	St. George Insurance Australia Pty Limited	6,200	13,300.78
6/08/08	St. George Insurance Australia Pty Limited	11,135	28,220.38
3/09/08	St. George Insurance Australia Pty Limited	5,857	16,182.62
8/09/08	St. George Insurance Australia Pty Limited	7,524	20,400.93
15/09/08	St. George Insurance Australia Pty Limited	7,296	20,127.78
Total		**38,012**	**98,232.49**
	St. George Insurance Australia Pty Limited	**38,012**	**98,232.49**

Advance Asset Management Limited total

Trade Date	Registered Company	Quantity	Value
4/07/2008	NCS Custodian Services	-34,581	-73,573.58
Total		-34,581	-73,573.58
	Advance Asset Management Limited total	**-34,581**	**-73,573.58**

Westpac Banking Corporation

Trade Date	Registered Company	Quantity	Value
18/06/2008	Westpac Banking Corporation	333,319	923,293,63
24/04/2008	Westpac Banking Corporation	4,307	11,628.90
28/04/2008	Westpac Banking Corporation	59,000	164,082.19
29/04/2008	Westpac Banking Corporation	230,000	636,936.25
30/04/2008	Westpac Banking Corporation	150,000	414,316.89
1/05/2008	Westpac Banking Corporation	350,000	957,916.28
2/05/2008	Westpac Banking Corporation	413,223	1,171,325.29
5/05/2008	Westpac Banking Corporation	170,000	483,871.60
6/05/2008	Westpac Banking Corporation	290,000	821,551.63
7/05/2008	Westpac Banking Corporation	360,470	1,014,101.99
8/05/2008	Westpac Banking Corporation	23,215	64,309.95
9/05/2008	Westpac Banking Corporation	1,920	5,472.00
14/05/2008	Westpac Banking Corporation	200,000	599,760.88
15/05/2008	Westpac Banking Corporation	25,983	77,919.51
16/05/2008	Westpac Banking Corporation	106,224	318,359.76
19/05/2008	Westpac Banking Corporation	310,000	910,236.97
20/05/2008	Westpac Banking Corporation	350,658	1,031,240.86
23/05/2008	Westpac Banking Corporation	259,568	763,406.78
22/05/2008	Westpac Banking Corporation	285,432	853,843.44
21/05/2008	Westpac Banking Corporation	470,000	1,394,569.43

26/05/2008	Westpac Banking Corporation	270,000	789,148.61
27/05/2008	Westpac Banking Corporation	450,000	1,316,700.00
28/05/2008	Westpac Banking Corporation	690,000	1,947,936.48
29/05/2008	Westpac Banking Corporation	920,000	2,486,950.00
30/05/2008	Westpac Banking Corporation	645,000	1,677,300.00
2/06/2008	Westpac Banking Corporation	580,000	1,500,423.41
3/06/2008	Westpac Banking Corporation	385,000	982,988.25
12/06/2008	Westpac Banking Corporation	530,483	1,244,536.88
13/06/2008	Westpac Banking Corporation	334,971	784,896.85
16/06/2008	Westpac Banking Corporation	259,546	613,328.56
17/06/2008	Westpac Banking Corporation	540,588	1,279,680.89
18/06/2008	Westpac Banking Corporation	439,178	1,029,193.56
19/06/2008	Westpac Banking Corporation	370,234	865,219.34
20/06/2008	Westpac Banking Corporation	350,000	814,511.28
	Total	**11,158,319**	**29,027,664.71**

Westpac Banking Corporation	**11,158,319**	**29,027,664.71**

Asgard Capital Management Limited

Trade Date	**Registered Company**	**Quantity**	**Value**
26/06/2008	Asgard Capital Management Limited	-77	-178.27
27/06/2008	Asgard Capital Management Limited	-3,100	-6,634.00
27/06/2008	Asgard Capital Management Limited	3,100	6,634.00
3/07/2008	Asgard Capital Management Limited	-420	-909.54
10/07/2008	Asgard Capital Management Limited	-114	-238.66
10/07/2008	Asgard Capital Management Limited	-210	-447.30
14/07/2008	Asgard Capital Management Limited	-2,004	-4,128.24
24/07/2008	Asgard Capital Management Limited	-402	-925.76
7/08/2008	Asgard Capital Management Limited	-522	-1,405.07
21/08/2008	Asgard Capital Management Limited	-3,144	-7,954.32
28/08/2008	Asgard Capital Management Limited	-262	-700.73
4/09/2008	Asgard Capital Management Limited	-538	-1,501.77
8/09/2008	Asgard Capital Management Limited	-3,535	-9,721.25
8/09/2008	Asgard Capital Management Limited	3,535	9,721.25
8/09/2008	Asgard Capital Management Limited	-3,530	-9,707.50
8/09/2008	Asgard Capital Management Limited	3,530	9,707.50
10/09/2008	Asgard Capital Management Limited	-31,827	-85,839.32
25/09/2008	Asgard Capital Management Limited	-6,500	-13,975.00
25/09/2008	Asgard Capital Management Limited	6,500	13,975.00
13/10/2008	Asgard Capital Management Limited	4,975	9,999.75
21/10/2008	Asgard Capital Management Limited	2,284	4,974.34
22/10/2008	Asgard Capital Management Limited	2,326	4,977.64
5/11/2008	Asgard Capital Management Limited	-4,935	-7,994.70
5/11/2008	Asgard Capital Management Limited	4,935	7,994.70
24/11/2008	Asgard Capital Management Limited	3,300	4,950.00
28/11/2008	Asgard Capital Management Limited	210	447.30
28/11/2008	Asgard Capital Management Limited	-210	-336.00
Totals		**-26,635**	**-79,215.95**

Asgard Capital Management Limited Total	**-26,635**	**-79,215.95**

BT Funds Management No.2 Limited

Date	Registered Company	Quantity	Value
27/06/2008	HSBC Custody Nominees (Australia) Limited.	-37247	-78133.03
30/06/2008	HSBC Custody Nominees (Australia) Limited.	-8280	-17248.07
1/07/2008	HSBC Custody Nominees (Australia) Limited.	-10000	-21731
2/07/2008	HSBC Custody Nominees (Australia) Limited.	-10000	-20800
6/08/2008	HSBC Custody Nominees (Australia) Limited.	15083	37915.64
7/08/2008	HSBC Custody Nominees (Australia) Limited.	41294	105105.62
8/08/2008	HSBC Custody Nominees (Australia) Limited.	21727	55293.04
11/08/2008	HSBC Custody Nominees (Australia) Limited.	46426	118000.97
12/08/2008	HSBC Custody Nominees (Australia) Limited.	11168	28454.95
13/08/2008	HSBC Custody Nominees (Australia) Limited.	32437	82659.21
14/08/2008	HSBC Custody Nominees (Australia) Limited.	15359	39165.45
19/08/2008	HSBC Custody Nominees (Australia) Limited.	3515	8963.25
21/08/2008	HSBC Custody Nominees (Australia) Limited.	14454	36677.02
22/08/2008	HSBC Custody Nominees (Australia) Limited.	16415	41592.33
17/09/2008	HSBC Custody Nominees (Australia) Limited.	63889	159205
18/09/2008	HSBC Custody Nominees (Australia) Limited.	70866	161014.64
19/09/2008	HSBC Custody Nominees (Australia) Limited.	12403	28681.94
22/10/2008	HSBC Custody Nominees (Australia) Limited.	22198	47703.5
23/10/2008	HSBC Custody Nominees (Australia) Limited.	85629	166711.1
29/10/2008	HSBC Custody Nominees (Australia) Limited.	86287	143667.86
1/12/2008	HSBC Custody Nominees (Australia) Limited.	-35887	-55764.81
Total		**457736**	**1067134.61**
	BT Funds Management No.2 Limited total	**457736**	**1067134.61**

BT Investment Management (RE) Limited

Date	Registered Company	Quantity	Value
27/06/2008	Australia and New Zealand Banking Group Limited	-2400	-5034.48
30/06/2008	Australia and New Zealand Banking Group Limited	-533	-1110.29
6/08/2008	Australia and New Zealand Banking Group Limited	988	2483.63
7/08/2008	Australia and New Zealand Banking Group Limited	2704	6882.49
8/08/2008	Australia and New Zealand Banking Group Limited	1423	3621.39
11/08/2008	Australia and New Zealand Banking Group Limited	3040	7726.77
12/08/2008	Australia and New Zealand Banking Group Limited	4216	10741.95
13/08/2008	Australia and New Zealand Banking Group Limited	2278	5805.03
14/08/2008	Australia and New Zealand Banking Group Limited	1018	2595.9
19/08/2008	Australia and New Zealand Banking Group Limited	239	609.45
21/08/2008	Australia and New Zealand Banking Group Limited	952	2415.7
22/08/2008	Australia and New Zealand Banking Group Limited	1117	2830.25
17/09/2008	Australia and New Zealand Banking Group Limited	4347	10832.29
19/09/2008	Australia and New Zealand Banking Group Limited	4520	10452.5
23/10/2008	Australia and New Zealand Banking Group Limited	3812	7421.58
29/10/2008	Australia and New Zealand Banking Group Limited	5634	9380.61
Total		**33355**	**77654.77**

Date	Registered Company	Quantity	Value
26/06/2008	HSBC Custody Nominees (Australia) Limited.	9771	20909.94

27/06/2008	HSBC Custody Nominees (Australia) Limited.	-91647	-192247.91
27/06/2008	HSBC Custody Nominees (Australia) Limited.	-13421	-28153.23
27/06/2008	HSBC Custody Nominees (Australia) Limited.	-16859	-35365.13
30/06/2008	HSBC Custody Nominees (Australia) Limited.	-3748	-7807.46
30/06/2008	HSBC Custody Nominees (Australia) Limited.	-2984	-6215.97
30/06/2008	HSBC Custody Nominees (Australia) Limited.	-20374	-42441.08
1/07/2008	HSBC Custody Nominees (Australia) Limited.	-20000	-43462
1/07/2008	HSBC Custody Nominees (Australia) Limited.	557	1247.68
2/07/2008	HSBC Custody Nominees (Australia) Limited.	676	1426.36
14/07/2008	HSBC Custody Nominees (Australia) Limited.	15000	30750
6/08/2008	HSBC Custody Nominees (Australia) Limited.	37468	94187.06
6/08/2008	HSBC Custody Nominees (Australia) Limited.	5523	13883.72
6/08/2008	HSBC Custody Nominees (Australia) Limited.	6938	17440.74
7/08/2008	HSBC Custody Nominees (Australia) Limited.	18994	48345.43
7/08/2008	HSBC Custody Nominees (Australia) Limited.	15121	38487.48
7/08/2008	HSBC Custody Nominees (Australia) Limited.	102583	261104.51
8/08/2008	HSBC Custody Nominees (Australia) Limited.	53974	137358.43
8/08/2008	HSBC Custody Nominees (Australia) Limited.	7956	20247.23
8/08/2008	HSBC Custody Nominees (Australia) Limited.	9994	25433.73
11/08/2008	HSBC Custody Nominees (Australia) Limited.	21355	54278
11/08/2008	HSBC Custody Nominees (Australia) Limited.	17000	43208.9
11/08/2008	HSBC Custody Nominees (Australia) Limited.	115331	293136.8
12/08/2008	HSBC Custody Nominees (Australia) Limited.	111799	284852.67
12/08/2008	HSBC Custody Nominees (Australia) Limited.	24310	61939.45
12/08/2008	HSBC Custody Nominees (Australia) Limited.	24266	61827.34
13/08/2008	HSBC Custody Nominees (Australia) Limited.	12764	32526.5
13/08/2008	HSBC Custody Nominees (Australia) Limited.	15921	40571.49
13/08/2008	HSBC Custody Nominees (Australia) Limited.	85405	217637.56
14/08/2008	HSBC Custody Nominees (Australia) Limited.	40544	103387.2
14/08/2008	HSBC Custody Nominees (Australia) Limited.	7231	18439.05
14/08/2008	HSBC Custody Nominees (Australia) Limited.	5739	14634.45
19/08/2008	HSBC Custody Nominees (Australia) Limited.	1340	3417
19/08/2008	HSBC Custody Nominees (Australia) Limited.	1667	4250.85
19/08/2008	HSBC Custody Nominees (Australia) Limited.	8960	22848
21/08/2008	HSBC Custody Nominees (Australia) Limited.	45677	115905.39
21/08/2008	HSBC Custody Nominees (Australia) Limited.	8289	21033.34
21/08/2008	HSBC Custody Nominees (Australia) Limited.	6790	17229.62
22/08/2008	HSBC Custody Nominees (Australia) Limited.	6272	15891.99
22/08/2008	HSBC Custody Nominees (Australia) Limited.	7803	19771.25
22/08/2008	HSBC Custody Nominees (Australia) Limited.	41939	106265.04
17/09/2008	HSBC Custody Nominees (Australia) Limited.	163229	406750.34
17/09/2008	HSBC Custody Nominees (Australia) Limited.	30370	75679
17/09/2008	HSBC Custody Nominees (Australia) Limited.	24409	60824.79
18/09/2008	HSBC Custody Nominees (Australia) Limited.	34691	78821.42
18/09/2008	HSBC Custody Nominees (Australia) Limited.	191394	434866.31
19/09/2008	HSBC Custody Nominees (Australia) Limited.	32596	75378.25
19/09/2008	HSBC Custody Nominees (Australia) Limited.	6032	13949
19/09/2008	HSBC Custody Nominees (Australia) Limited.	21063	48708.19
22/10/2008	HSBC Custody Nominees (Australia) Limited.	17808	38269.39
22/10/2008	HSBC Custody Nominees (Australia) Limited.	18265	39251.49
22/10/2008	HSBC Custody Nominees (Australia) Limited.	154942	332970.36
23/10/2008	HSBC Custody Nominees (Australia) Limited.	227009	441963.82
23/10/2008	HSBC Custody Nominees (Australia) Limited.	41806	81392.1
23/10/2008	HSBC Custody Nominees (Australia) Limited.	32254	62795.31

29/10/2008	HSBC Custody Nominees (Australia) Limited.	32871	54730.21
29/10/2008	HSBC Custody Nominees (Australia) Limited.	41521	69132.47
29/10/2008	HSBC Custody Nominees (Australia) Limited.	226418	376985.97
30/10/2008	HSBC Custody Nominees (Australia) Limited.	1662	2692.44
10/11/2008	HSBC Custody Nominees (Australia) Limited.	893	1500.24
18/11/2008	HSBC Custody Nominees (Australia) Limited.	243	398.52
20/11/2008	HSBC Custody Nominees (Australia) Limited.	12428	20123.42
Total		**2037828**	**4625364.46**

Date	Registered Company	Quantity	Value
19/06/2008	IAG Nominees Limited	-11563	-27345.34
26/06/2008	IAG Nominees Limited	4458	9987.7
26/06/2008	IAG Nominees Limited	11752	26329.18
26/06/2008	IAG Nominees Limited	6944	15557.34
26/06/2008	IAG Nominees Limited	9890	22157.56
30/06/2008	IAG Nominees Limited	31163	67530.22
16/07/2008	IAG Nominees Limited	-20847	-47695.85
19/08/2008	IAG Nominees Limited	-807	-2061.97
19/08/2008	IAG Nominees Limited	-4925	-12583.87
19/08/2008	IAG Nominees Limited	-3329	-8505.93
19/08/2008	IAG Nominees Limited	-9856	-25183.07
24/11/2008	IAG Nominees Limited	8645	13039.25
1/12/2008	IAG Nominees Limited	10320	16873.2
Total		**31845**	**48098.42**

Date	Registered Company	Quantity	Value
4/07/2008	National Australia Bank Limited	-34581	-73747.44
Total		**-34581**	**-73747.44**

Date	Registered Company	Quantity	Value
26/06/2008	National Australian Custodian Services	-375846	-804310.44
26/06/2008	National Australian Custodian Services	375846	804310.44
27/06/2008	National Australian Custodian Services	-21257	-44590.81
27/06/2008	National Australian Custodian Services	-10954	-22978.21
27/06/2008	National Australian Custodian Services	-4280	-8978.16
30/06/2008	National Australian Custodian Services	-951	-1981.03
30/06/2008	National Australian Custodian Services	-2435	-5072.35
30/06/2008	National Australian Custodian Services	-4725	-9842.65
6/08/2008	National Australian Custodian Services	8748	21990.72
6/08/2008	National Australian Custodian Services	4508	11332.21
6/08/2008	National Australian Custodian Services	1761	4426.8
7/08/2008	National Australian Custodian Services	4822	12273.44
7/08/2008	National Australian Custodian Services	12341	31411.55
7/08/2008	National Australian Custodian Services	23949	60957.39
8/08/2008	National Australian Custodian Services	12601	32068.28
8/08/2008	National Australian Custodian Services	6493	16524.04
8/08/2008	National Australian Custodian Services	2537	6456.41
11/08/2008	National Australian Custodian Services	5421	13778.56
11/08/2008	National Australian Custodian Services	13875	35266.09
11/08/2008	National Australian Custodian Services	26926	68437.81
12/08/2008	National Australian Custodian Services	36161	92134.61

12/08/2008	National Australian Custodian Services	18149	46241.84
12/08/2008	National Australian Custodian Services	7377	18795.86
13/08/2008	National Australian Custodian Services	4062	10351.19
13/08/2008	National Australian Custodian Services	10333	26331.58
13/08/2008	National Australian Custodian Services	20218	51521.53
14/08/2008	National Australian Custodian Services	9052	23082.6
14/08/2008	National Australian Custodian Services	4569	11650.95
14/08/2008	National Australian Custodian Services	1810	4615.5
19/08/2008	National Australian Custodian Services	426	1086.3
19/08/2008	National Australian Custodian Services	1089	2776.95
19/08/2008	National Australian Custodian Services	2116	5395.8
21/08/2008	National Australian Custodian Services	10337	26230.14
21/08/2008	National Australian Custodian Services	5587	14177.01
21/08/2008	National Australian Custodian Services	2110	5354.13
22/08/2008	National Australian Custodian Services	1995	5054.93
22/08/2008	National Australian Custodian Services	5098	12917.31
22/08/2008	National Australian Custodian Services	9902	25089.69
17/09/2008	National Australian Custodian Services	38537	96030.35
17/09/2008	National Australian Custodian Services	19841	49441.79
17/09/2008	National Australian Custodian Services	7764	19347.11
18/09/2008	National Australian Custodian Services	9569	21741.72
18/09/2008	National Australian Custodian Services	24330	55280.19
18/09/2008	National Australian Custodian Services	47888	108806.32
19/09/2008	National Australian Custodian Services	17331	40077.94
19/09/2008	National Australian Custodian Services	2873	6643.81
19/09/2008	National Australian Custodian Services	3499	8091.44
22/10/2008	National Australian Custodian Services	3085	6629.67
22/10/2008	National Australian Custodian Services	14247	30616.8
22/10/2008	National Australian Custodian Services	15746	33838.15
23/10/2008	National Australian Custodian Services	54111	105348.71
23/10/2008	National Australian Custodian Services	28139	54783.82
23/10/2008	National Australian Custodian Services	10876	21174.48
29/10/2008	National Australian Custodian Services	10679	17780.54
29/10/2008	National Australian Custodian Services	27315	45479.48
29/10/2008	National Australian Custodian Services	53051	88329.92
Total		**618652**	**1413730.25**

Date	**Registered Company**	**Quantity**	**Value**
27/06/2008	National Nominees Limited	-6467	-13565.83
30/06/2008	National Nominees Limited	-1438	-2995.5
6/08/2008	National Nominees Limited	2661	6689.22
7/08/2008	National Nominees Limited	7286	18545.06
8/08/2008	National Nominees Limited	3833	9754.6
11/08/2008	National Nominees Limited	8191	20819.06
12/08/2008	National Nominees Limited	12554	31986.34
13/08/2008	National Nominees Limited	6161	15700.08
14/08/2008	National Nominees Limited	2789	7111.95
19/08/2008	National Nominees Limited	648	1652.4
21/08/2008	National Nominees Limited	3202	8125.08
22/08/2008	National Nominees Limited	3031	7679.95
17/09/2008	National Nominees Limited	11798	29399.44
18/09/2008	National Nominees Limited	14434	32795.49
19/09/2008	National Nominees Limited	6511	15056.69

22/10/2008	National Nominees Limited	3709	7970.64
23/10/2008	National Nominees Limited	16364	31859.07
29/10/2008	National Nominees Limited	16224	27012.96
Total		**111491**	**255596.7**

Date	Registered Company	Quantity	Value
24/11/2008	The Northern Trust company	-8645	-13039.25
Total		**-8645**	**-13039.25**
	BT Investment Management (RE) Limited total	**2789945**	**6333657.91**

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 20, 275 Kent Street
SYDNEY NSW 2000
Telephone: (61 2) 8253 0390
Facsimile: (61 2) 8253 1215

4 December 2008

Company Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Substantial Shareholder Notices – s671B(4)

Pursuant to sections 671B (1) and (2) of the Corporations Act 2001 (Cth), Westpac submitted Substantial Shareholder Notices in respect of the following companies:

- Hastings Diversified Utilities Fund (HDF)
- Australian Infrastructure Fund (AIX)
- Ansell Limited (ANN)
- Qantas Airways Limited (QAN)
- Dexus Property Group (DXS)
- WHK Group Limited (WHG)

These notices arose as a result of the recent merger of Westpac Banking Corporation (WBC) and St.George Bank Limited (SGB). In accordance with section 671B(4) of the Act Westpac is required to provide a copy of the relevant scheme of arrangement which gave rise to the notice being submitted, accordingly, we refer to the Schemes as defined in the Scheme Booklet which was lodged with the ASX on 29 September 2008 and approved by SGB shareholders on 13 November 2008. These Schemes were implemented on 1 December 2008.

Yours faithfully

Alex Crompton
Company Secretary

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 20, 275 Kent Street
SYDNEY NSW 2000
Telephone: (61 2) 8253 0390
Facsimile: (61 2) 8253 1215

4 December 2008

Company Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Substantial Shareholder Notice

In accordance with section 671B(3) of the Corporations Act 2001 (Cth), we attach our Notice of Change of Substantial Shareholder (Form 604) in respect of NORFOLK GROUP LIMITED.

Yours faithfully

Alex Crompton
Company Secretary

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme NORFOLK GROUP LIMITED

ACN/ARSN ACN: 125 709 971

1. Details of substantial holder(1)

Name WESTPAC BANKING CORPORATION (WBC)

ACN/ARSN (if applicable) ABN 33 007 457 141

There was a change in the interests of the substantial holder on 2/12/2008

The previous notice was given to the company on 2/07/2008

The previous notice was dated 30/06/2008

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice in the company or scheme, are as follows:

Class of securities (4)	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power (5)
ORDINARY SHARES	12,681,933	9.76%	10,661,245	8.20%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
2/12/2008	WBC & its Associates Westpac Financial Services Group Limited (WFSG), BT Funds Management No.2 Limited, BT Investment Management (RE) Limited	See Schedule	See Schedule	See Schedule	See Schedule

4. **Present relevant interests**

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Nature of relevant interest (6)	Number of securities
BT Funds Management No.2 Limited	HSBC Custody Nominees (Australia) Limited	BT Funds Management No 2 Limited is or may be the Manager of various Superannuation funds, Institutional investor portfolios and unit trusts and, in that capacity, can exercise the power to vote or dispose of the shares.	1,811,974
BT Investment Management (RE) Limited	HSBC Custody Nominees (Australia) Limited	BT Investment Management (RE) Limited is the RE and fund manager of various superannuation funds, institutional investor portfolios and unit trusts and, in that capacity, can exercise the power to vote or dispose of the shares.	8,849,271

5. **Changes in association**

The persons who have become associates (2) of, or ceased to be associates of, or have changed the nature of their association (9) with, the holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. **Addresses**

The addresses of persons named in this form are as follows:

Name	Address
Westpac Banking Corporation (WBC)	Level 20, Westpac Place, 275 Kent St, Sydney NSW 2000
Westpac Financial Services Group Limited (WFSG)	Level 20, Westpac Place, 275 Kent St, Sydney NSW 2000
BT Funds Management No.2 Limited	Level 20, Westpac Place, 275 Kent Street, Sydney NSW 2000
BT Investment Management (RE) Limited	Level 15, Chifley Square, 2 Chifley Square, Sydney NSW 2000
NORFOLK GROUP LIMITED	Level 5, 50 Berry St North Sydney, NSW 2060 **Ph:** (02) 9933 1000 **Fax:** (02) 9933 1010

Signature

print name Alex Crompton capacity Company Secretary

sign here date 4/12/2008

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6of the form.

(2) See the definition of "associate" in section 9 of the Corporations Law.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Law.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate scheme multiplied by 100.

(6) Include details of:

(a) Any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and with a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) Any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details mus be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any changes in that association since the last substantial holding notice.

SCHEDULE 2

Sales & Purchases for the period : 30/06/08 - 02/12/08
SECURITY: Norfolk Group Limited

BT Funds Management No.2 Limited

Date	Registered Company	Quantity	Value
2/07/2008	HSBC Custody Nominees (Australia) Limited.	-60000	-72450
19/09/2008	HSBC Custody Nominees (Australia) Limited.	-20151	-23778.18
22/09/2008	HSBC Custody Nominees (Australia) Limited.	-45710	-54852
23/09/2008	HSBC Custody Nominees (Australia) Limited.	-1602	-1922.4
24/09/2008	HSBC Custody Nominees (Australia) Limited.	-15630	-18762.25
26/09/2008	HSBC Custody Nominees (Australia) Limited.	-1402	-1682.4
29/09/2008	HSBC Custody Nominees (Australia) Limited.	-49	-58.8
15/10/2008	HSBC Custody Nominees (Australia) Limited.	-32789	-18850.4
1/12/2008	HSBC Custody Nominees (Australia) Limited.	-132813	-28023.54
2/12/2008	HSBC Custody Nominees (Australia) Limited.	-7853	-1456.73
2/12/2008	HSBC Custody Nominees (Australia) Limited.	-152280	-26253.07
Total		**-470279**	**-248089.8**
	BT Funds Management No.2 Limited total	**-470279**	**-248089.8**

BT Investment Management (RE) Limited

Date	Registered Company	Quantity	Value
2/07/2008	Australia and New Zealand Banking Group Limited	6404	7732.83
19/09/2008	Australia and New Zealand Banking Group Limited	-1399	-1650.82
22/09/2008	Australia and New Zealand Banking Group Limited	-3174	-3808.8
23/09/2008	Australia and New Zealand Banking Group Limited	-111	-133.2
24/09/2008	Australia and New Zealand Banking Group Limited	-1085	-1302.43
26/09/2008	Australia and New Zealand Banking Group Limited	-97	-116.4
29/09/2008	Australia and New Zealand Banking Group Limited	-3	-3.6
15/10/2008	Australia and New Zealand Banking Group Limited	-11574	-6653.89
1/12/2008	Australia and New Zealand Banking Group Limited	-6822	-1439.44
2/12/2008	Australia and New Zealand Banking Group Limited	-511	-94.79
2/12/2008	Australia and New Zealand Banking Group Limited	-9901	-1706.93
Total		**-28273**	**-9177.47**

Date	Registered Company	Quantity	Value
2/07/2008	HSBC Custody Nominees (Australia) Limited.	36191	43700.63
2/07/2008	HSBC Custody Nominees (Australia) Limited.	-140000	-169050
2/07/2008	HSBC Custody Nominees (Australia) Limited.	43211	52177.29
19/09/2008	HSBC Custody Nominees (Australia) Limited.	-9787	-11548.66
19/09/2008	HSBC Custody Nominees (Australia) Limited.	-50810	-59955.8
19/09/2008	HSBC Custody Nominees (Australia) Limited.	-7829	-9238.22
22/09/2008	HSBC Custody Nominees (Australia) Limited.	-17757	-21308.4
22/09/2008	HSBC Custody Nominees (Australia) Limited.	-115251	-138301.2
22/09/2008	HSBC Custody Nominees (Australia) Limited.	-22200	-26640
23/09/2008	HSBC Custody Nominees (Australia) Limited.	-4042	-4850.4
23/09/2008	HSBC Custody Nominees (Australia) Limited.	-622	-746.4
23/09/2008	HSBC Custody Nominees (Australia) Limited.	-778	-933.6

24/09/2008	HSBC Custody Nominees (Australia) Limited.	-7591	-9112.24
24/09/2008	HSBC Custody Nominees (Australia) Limited.	-6072	-7288.83
24/09/2008	HSBC Custody Nominees (Australia) Limited.	-39408	-47305.37
26/09/2008	HSBC Custody Nominees (Australia) Limited.	-3533	-4239.6
26/09/2008	HSBC Custody Nominees (Australia) Limited.	-545	-654
26/09/2008	HSBC Custody Nominees (Australia) Limited.	-681	-817.2
29/09/2008	HSBC Custody Nominees (Australia) Limited.	-19	-22.8
29/09/2008	HSBC Custody Nominees (Australia) Limited.	-126	-151.2
29/09/2008	HSBC Custody Nominees (Australia) Limited.	-24	-28.8
15/10/2008	HSBC Custody Nominees (Australia) Limited.	-30443	-17501.68
15/10/2008	HSBC Custody Nominees (Australia) Limited.	-33955	-19520.73
1/12/2008	HSBC Custody Nominees (Australia) Limited.	-34701	-7321.91
1/12/2008	HSBC Custody Nominees (Australia) Limited.	-46347	-9779.22
1/12/2008	HSBC Custody Nominees (Australia) Limited.	-108686	-22932.75
2/12/2008	HSBC Custody Nominees (Australia) Limited.	-20751	-3849.31
2/12/2008	HSBC Custody Nominees (Australia) Limited.	-3782	-701.56
2/12/2008	HSBC Custody Nominees (Australia) Limited.	-73334	-12642.78
2/12/2008	HSBC Custody Nominees (Australia) Limited.	-2990	-554.65
2/12/2008	HSBC Custody Nominees (Australia) Limited.	-57974	-9994.72
2/12/2008	HSBC Custody Nominees (Australia) Limited.	-402394	-69372.73
Total		**-1163030**	**-590486.8**

Date	**Registered Company**	**Quantity**	**Value**
2/07/2008	National Australian Custodian Services	11292	13635.09
2/07/2008	National Australian Custodian Services	55989	67606.72
2/07/2008	National Australian Custodian Services	28962	34971.62
19/09/2008	National Australian Custodian Services	-6376	-7523.68
19/09/2008	National Australian Custodian Services	-12379	-14607.22
19/09/2008	National Australian Custodian Services	-2494	-2942.92
22/09/2008	National Australian Custodian Services	-5658	-6789.6
22/09/2008	National Australian Custodian Services	-28079	-33694.8
22/09/2008	National Australian Custodian Services	-14463	-17355.6
23/09/2008	National Australian Custodian Services	-507	-608.4
23/09/2008	National Australian Custodian Services	-984	-1180.8
23/09/2008	National Australian Custodian Services	-198	-237.6
24/09/2008	National Australian Custodian Services	-1935	-2322.77
24/09/2008	National Australian Custodian Services	-9601	-11525.04
24/09/2008	National Australian Custodian Services	-4946	-5937.18
26/09/2008	National Australian Custodian Services	-444	-532.8
26/09/2008	National Australian Custodian Services	-861	-1033.2
26/09/2008	National Australian Custodian Services	-174	-208.8
29/09/2008	National Australian Custodian Services	-6	-7.2
29/09/2008	National Australian Custodian Services	-30	-36
29/09/2008	National Australian Custodian Services	-16	-19.2
15/10/2008	National Australian Custodian Services	-15113	-8688.46
15/10/2008	National Australian Custodian Services	-27509	-15814.92
15/10/2008	National Australian Custodian Services	-5797	-3332.7
1/12/2008	National Australian Custodian Services	-11436	-2413
1/12/2008	National Australian Custodian Services	-56613	-11945.34
1/12/2008	National Australian Custodian Services	-28284	-5967.92
2/12/2008	National Australian Custodian Services	-93554	-16128.71
2/12/2008	National Australian Custodian Services	-4825	-895.04
2/12/2008	National Australian Custodian Services	-2484	-460.78

2/12/2008	National Australian Custodian Services	-48171	-8304.68
2/12/2008	National Australian Custodian Services	-972	-180.31
2/12/2008	National Australian Custodian Services	-18857	-3250.95
Total		**-306523**	**-67732.19**

Date	Registered Company	Quantity	Value
2/07/2008	National Nominees Limited	17951	21675.83
19/09/2008	National Nominees Limited	-3775	-4454.5
22/09/2008	National Nominees Limited	-8564	-10276.8
23/09/2008	National Nominees Limited	-300	-360
24/09/2008	National Nominees Limited	-2928	-3514.77
26/09/2008	National Nominees Limited	-263	-315.6
29/09/2008	National Nominees Limited	-9	-10.8
15/10/2008	National Nominees Limited	-7299	-4196.2
1/12/2008	National Nominees Limited	-17298	-3649.88
2/12/2008	National Nominees Limited	-28622	-4934.43
2/12/2008	National Nominees Limited	-1476	-273.8
Total		**-52583**	**-10310.95**
	BT Investment Management (RE) Limited total	**-1550409**	**-677707.5**

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 20, 275 Kent Street
SYDNEY NSW 2000
Telephone: (61 2) 8253 0390
Facsimile: (61 2) 8253 1215

4 December 2008

Company Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Substantial Shareholder Notice

In accordance with section 671B(3) of the Corporations Act 2001 (Cth), we attach our Notice of Ceasing to be a Substantial Shareholder (Form 605) in respect of CLIVE PEETERS LIMITED.

Yours faithfully

Alex Crompton
Company Secretary

Form 605

Corporations Law
Section 671B

Notice of ceasing to be a substantial holder

To	Company Name/Scheme	CLIVE PEETERS LIMITED
ACN/ARSN		ABN 52 058 868 018

1. Details of substantial holder(1)

Name	WESTPAC BANKING CORPORATION (WBC)
ACN/ARSN (if applicable)	ABN 33 007 457 141
The holder ceased to be a substantial holder on	2/12/2008
The previous notice was given to the company on	27/11/2008
The previous notice was dated	25/11/2008

2. Changes in relevant interests

Particulars of each change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
2/12/2008	WBC & its Associates Westpac Financial Services Group Limited (WFSG), BT Funds Management No.2 Limited, BT Investment Management (RE) Limited	See Schedule	See Schedule	See Schedule	See Schedule

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to the voting interests of the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Westpac Banking Corporation (WBC)	Level 20, Westpac Place, 275 Kent St, Sydney NSW 2000
Westpac Financial Services Group Limited (WFSGL)	Level 20, Westpac Place, 275 Kent St, Sydney NSW 2000
BT Funds Management No.2 Limited	Level 20, Westpac Place, 275 Kent Street, Sydney NSW 2000
BT Investment Management (RE) Limited	Level 15, Chifley Square, 2 Chifley Square, Sydney NSW 2000
CLIVE PEETERS LIMITED	North Bayswater, VIC 3153 **Ph:** (03) 9721 8400 **Fax:** (03) 9721 8460

Signature

print name Alex Crompton capacity Company Secretary

sign here ______________________ date 4/12/2008

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Law.

(3) See the definition of "associate" in section 9 of the Corporations Law.

(4) Include details of:
  (a) Any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and
  (b) Any qualification of the power of a person to exercise, control the exercise of, the voting powers or disposal of the securities which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Law.

(5) Details of the consideration must include any and all benefits, money and other that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) The voting shares of a company constitute one class unless divided into separate classes.

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

SCHEDULE 2

Sales & Purchases for the period : 25/11/08 - 02/12/08
SECURITY: Clive Peeters Limited

BT Funds Management No.2 Limited

Date	Registered Company	Quantity	Value
25/11/2008	HSBC Custody Nominees (Australia) Limited.	-88945	-7444.7
26/11/2008	HSBC Custody Nominees (Australia) Limited.	-44185	-3159.23
27/11/2008	HSBC Custody Nominees (Australia) Limited.	-9098	-682.35
2/12/2008	HSBC Custody Nominees (Australia) Limited.	-15976	-1300.45
Total		**-158204**	**-12586.73**
	BT Funds Management No.2 Limited total	**-158204**	**-12586.73**

BT Investment Management (RE) Limited

Date	Registered Company	Quantity	Value
25/11/2008	Australia and New Zealand Banking Group Limited	-5107	-427.46
26/11/2008	Australia and New Zealand Banking Group Limited	-2924	-209.07
27/11/2008	Australia and New Zealand Banking Group Limited	-567	-42.53
2/12/2008	Australia and New Zealand Banking Group Limited	-965	-78.55
Total		**-9563**	**-757.61**

Date	Registered Company	Quantity	Value
25/11/2008	HSBC Custody Nominees (Australia) Limited.	-27150	-2272.45
25/11/2008	HSBC Custody Nominees (Australia) Limited.	-35242	-2949.76
25/11/2008	HSBC Custody Nominees (Australia) Limited.	-162108	-13568.44
26/11/2008	HSBC Custody Nominees (Australia) Limited.	-125128	-8946.65
26/11/2008	HSBC Custody Nominees (Australia) Limited.	-21757	-1555.63
26/11/2008	HSBC Custody Nominees (Australia) Limited.	-17267	-1234.59
27/11/2008	HSBC Custody Nominees (Australia) Limited.	-3167	-237.53
27/11/2008	HSBC Custody Nominees (Australia) Limited.	-3988	-299.1
27/11/2008	HSBC Custody Nominees (Australia) Limited.	-22886	-1716.45
2/12/2008	HSBC Custody Nominees (Australia) Limited.	-7521	-612.22
2/12/2008	HSBC Custody Nominees (Australia) Limited.	-5769	-469.59
2/12/2008	HSBC Custody Nominees (Australia) Limited.	-41071	-3343.18
Total		**-473054**	**-37205.59**

Date	Registered Company	Quantity	Value
25/11/2008	National Australian Custodian Services	-8903	-745.18
25/11/2008	National Australian Custodian Services	-44053	-3687.24
25/11/2008	National Australian Custodian Services	-22236	-1861.15
26/11/2008	National Australian Custodian Services	-14388	-1028.74
26/11/2008	National Australian Custodian Services	-27901	-1994.92
26/11/2008	National Australian Custodian Services	-5616	-401.54
27/11/2008	National Australian Custodian Services	-1026	-76.95
27/11/2008	National Australian Custodian Services	-5099	-382.43
27/11/2008	National Australian Custodian Services	-2609	-195.68

2/12/2008	National Australian Custodian Services	-9242	-752.3
2/12/2008	National Australian Custodian Services	-1858	-151.24
2/12/2008	National Australian Custodian Services	-4788	-389.74
Total		**-147719**	**-11667.11**

Date	Registered Company	Quantity	Value
25/11/2008	National Nominees Limited	-13465	-1127.02
26/11/2008	National Nominees Limited	-8534	-610.18
27/11/2008	National Nominees Limited	-1560	-117
2/12/2008	National Nominees Limited	-2810	-228.73
Total		**-26369**	**-2082.93**
	BT Investment Management (RE) Limited total	**-656705**	**-51713.24**

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 20, Westpac Place
275 Kent Street
Sydney NSW 2000 Australia
Telephone: (02) 8253 0390
Facsimile: (02) 8253 1215
acrompton@westpac.com.au

5 December 2008

Company Announcements Platform
ASX Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir / Madam,

St.George and Westpac Merger - Australian Taxation Office Ruling

On 22 October 2008, the Australian Taxation Office (ATO) issued a class ruling CR 2008/63 on the tax implications of the merger of St George Bank Limited (St George) and Westpac Banking Corporation (Westpac) for the former St George shareholders. The class ruling accords with section 9 of the Scheme Booklet.

The ATO accepts the market value of the Westpac shares received by St George shareholders, for tax purposes, as the volume weighted average price (VWAP) at which the Westpac shares traded on the ASX on the Implementation Date, 1 December 2008. The VWAP for Westpac shares on 1 December 2008 was $17.1882.

The Scheme Booklet can be found on the merger website: www.stgeorgemerger.com.au

Yours sincerely

Alex Crompton
Acting Head of Group Secretariat

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ST.GEORGE BANK LIMITED	
ABN 92 055 513 070	

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	John Simon Curtis
Date of last notice	21 November 2008
Date that director ceased to be director	28 November 2008

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
893 shares (fully paid ordinary)

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Terry J Davis
Date of last notice	21 November 2008
Date that director ceased to be director	1 December 2008

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
As at the date the Director ceased to be a Director of St. George Bank Limited, the Director held no relevant interest in securities of the company due to the implementation of the merger with Westpac Banking Corporation on that date.	
However, prior to the implementation of the merger, the Director had relevant interests in the following securities in the company:	
Bryt Pty Ltd (Davis Retirement Fund A/c) Mr Davis is a director of Bryt Pty Ltd	22,870 shares (fully paid ordinary)
The Director continues to have an interest in the following securities of the company:	
Bryt Pty Ltd (Davis Retirement Fund A/c) Mr Davis is a director of Bryt Pty Ltd	5,000 CPS

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Peter J O Hawkins
Date of last notice	10 March 2008
Date that director ceased to be director	1 December 2008

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
As at the date the Director ceased to be a Director of St. George Bank Limited, the Director held no relevant interest in securities of the company due to the implementation of the merger with Westpac Banking Corporation on that date. However, prior to the implementation of the merger, the Director had relevant interests in the following securities in the company: 4,541 shares (fully paid ordinary)

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of securities
As at the date the Director ceased to be a Director of St. George Bank Limited, the Director held no relevant interest in securities of the company due to the implementation of the merger with Westpac Banking Corporation on that date. However, prior to the implementation of the merger, the Director had relevant interests in the following securities in the company:	
Petlyn Holdings Pty Ltd (ATF The Hawkins Family Trust) Mr Hawkins is a director of Petlyn Holdings Pty Ltd	1,373 shares (fully paid ordinary)
Lynter Investments Pty Ltd (ATF The Hawkins Family Super Fund) Mr Hawkins is a director of Lynter Investments Pty Ltd	5,702 shares (fully paid ordinary)
The Director continues to have an interest in the following securities of the company:	
Lynter Investments Pty Ltd (ATF The Hawkins Family Super Fund) Mr Hawkins is a director of Lynter Investments Pty Ltd	2,000 CPSII

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ST.GEORGE BANK LIMITED	
ABN 92 055 513 070	

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Paul Anthony Fegan
Date of last notice	25 November 2008
Date that director ceased to be director	1 December 2008

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities

As at the date the Director ceased to be a Director of St. George Bank Limited, the Director held no relevant interest in securities of the company due to the implementation of the merger with Westpac Banking Corporation on that date..

However, prior to the implementation of the merger, the Director had relevant interests in the following securities in the company:

244,978 shares (fully paid ordinary)
356,584 Options under the Executive Option Plan
over the same number of unissued ordinary
St.George Bank shares (subject to performance hurdles):
30,104 options exercisable 30.09.2006 @ $20.40
30,104 options exercisable 30.09.2007 @ $20.40
22,000 options exercisable 30.09.2006 @ $21.70
22,000 options exercisable 30.09.2007 @ $21.70
22,000 options exercisable 30.09.2008 @ $21.70
16,992 options exercisable 30.09.2007 @ $28.01
14,584 options exercisable 30.09.2008 @ $28.01
13,258 options exercisable 30.09.2009 @ $28.01
14,286 options exercisable 30.09.2008 @ $29.99

+ See chapter 19 for defined terms.

12,196 options exercisable 30.09.2009 @ $29.99
11,042 options exercisable 30.09.2010 @ $29.99
3,550 options exercisable 30.09.2009 @ $34.99
2,945 options exercisable 30.09.2010 @ $34.99
2,617 options exercisable 30.09.2011 @ $34.99
54,477 options exercisable 30.09.2009 @ $37.18
44,676 options exercisable 30.09.2010 @ $37.18
39,753 options exercisable 30.09.2011 @ $37.18

47,601 Options under the Executive Performance Share Plan ("Awards") over the same number of Unissued ordinary St.George Bank shares.
Exercise price – Nil:
2,916 Awards exercisable 30.09.2009
2,724 Awards exercisable 30.09.2009
2,724 Awards exercisable 30.09.2010
11,004 Awards exercisable 01.10.2009
2,001 Awards exercisable 01.10.2009
784 Awards exercisable 30.09.2009
784 Awards exercisable 30.09.2010
784 Awards exercisable 30.09.2011
5,143 Awards exercisable 30.09.2009
5,143 Awards exercisable 30.09.2010
5,143 Awards exercisable 30.09.2011
1,330 Awards exercisable 01.10.2010
7,121 Awards exercisable 01.10.2010

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
N/A	N/A

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Paul D R Isherwood
Date of last notice	21 November 2008
Date that director ceased to be director	1 December 2008

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
As at the date the Director ceased to be a Director of St. George Bank Limited, the Director held no relevant interest in securities of the company due to the implementation of the merger with Westpac Banking Corporation on that date.	
However, prior to the implementation of the merger, the Director had relevant interests in the following securities in the company:	
Joint holding with S R Isherwood as trustee for the PDRI Super Fund	32,202 shares (fully paid ordinary) 263 SAINTS
The Director continues to have the following interests in securities of the company:	
Joint holding with S R Isherwood as trustee for the PDRI Super Fund	1,000 CPS 1,165 CPSII

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder **(if issued securities)**	

+ See chapter 19 for defined terms.

No. and class of securities to which interest relates	

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Roderic Holliday-Smith
Date of last notice	8 May 2007
Date that director ceased to be director	1 December 2008

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
As at the date the Director ceased to be a Director of St. George Bank Limited, the Director held no relevant interest in securities of the company due to the implementation of the merger with Westpac Banking Corporation on that date. However, prior to the implementation of the merger, the Director had relevant interests in the following securities in the company: 500 shares (fully paid ordinary)

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
As at the date the Director ceased to be a Director of St. George Bank Limited, the Director held no relevant interest in securities of the company due to the implementation of the merger with Westpac Banking Corporation on that date. However, prior to the implementation of the merger, the Director had relevant interests in the following securities in the company: Sidekick Pty Ltd (RHS Super Fund A/c)	 2,000 shares (fully paid ordinary)

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Linda B Nicholls
Date of last notice	21 November 2008
Date that director ceased to be director	1 December 2008

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities

As at the date the Director ceased to be a Director of St. George Bank Limited, the Director held no relevant interest in securities of the company due to the implementation of the merger with Westpac Banking Corporation on that date.

However, prior to the implementation of the merger, the Director had relevant interests in the following securities in the company:

628 (fully paid ordinary)

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of securities
As at the date the Director ceased to be a Director of St. George Bank Limited, the Director held no relevant interest in securities of the company due to the implementation of the merger with Westpac Banking Corporation on that date. However, prior to the implementation of the merger, the Director had relevant interests in the following securities in the company: Pollard Strategy Associates Pty Ltd as trustee for the PSA Superannuation Trust Fund	8,369 shares (fully paid ordinary)

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	

+ See chapter 19 for defined terms.

No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ST.GEORGE BANK LIMITED	
ABN 92 055 513 070	

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Graham J Reaney
Date of last notice	21 November 2008
Date that director ceased to be director	1 December 2008

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities

As at the date the Director ceased to be a Director of St. George Bank Limited, the Director held no relevant interest in securities of the company due to the implementation of the merger with Westpac Banking Corporation on that date.

However, prior to the implementation of the merger, the Director had relevant interests in the following securities in the company:

12,164 shares (fully paid ordinary)

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
As at the date the Director ceased to be a Director of St. George Bank Limited, the Director held no relevant interest in securities of the company due to the implementation of the merger with Westpac Banking Corporation on that date. However, prior to the implementation of the merger, the Director had relevant interests in the following securities in the company:	
Renilton Investments Pty Ltd	15,000 shares (fully paid ordinary)
Renilton Pty Ltd (G J Reaney Family A/c)	5,000 shares (fully paid ordinary)
Renilton Pty Ltd (Medusa Super Fund A/c)	19,104 shares (fully paid ordinary)
Mr Reaney is a director of and has power of attorney for shareholder of Renilton Pty Ltd	

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	

Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Richard A F England
Date of last notice	8 July 2008
Date that director ceased to be director	1 December 2008

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
As at the date the Director ceased to be a Director of St. George Bank Limited, the Director held no relevant interest in securities of the company due to the implementation of the merger with Westpac Banking Corporation on that date. However, prior to the implementation of the merger, the Director had relevant interests in the following securities in the company: 500 shares (fully paid ordinary)

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
As at the date the Director ceased to be a Director of St. George Bank Limited, the Director held no relevant interest in securities of the company due to the implementation of the merger with Westpac Banking Corporation on that date. However, prior to the implementation of the merger, the Director had relevant interests in the following securities in the company: Domkirke Pty Ltd (Richard England Super Fund A/c) Mr England is a director of Domkirke Pty Ltd	5,239 shares (fully paid ordinary)

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

RECEIVED

2008 DEC 23 A 10: 20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Westpac

Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 20, 275 Kent Street
SYDNEY NSW 2000
Telephone: (61 2) 8253 0390
Facsimile: (61 2) 8253 1215

5 December 2008

Company Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Substantial Shareholder Notice

In accordance with section 671B(3) of the Corporations Act 2001 (Cth), Westpac Banking Corporation and its' associate St.George Bank Limited attach a Notice of Change of Substantial Shareholder (Form 604) in respect of A J LUCAS GROUP LIMITED (AJL).

Yours faithfully

Alex Crompton
Company Secretary

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To	Company Name/Scheme	A J LUCAS GROUP LIMITED (AJL)
ACN/ARSN		ABN 12 060 309 104

1. Details of substantial holder(1)

Name	WESTPAC BANKING CORPORATION (WBC)
ACN/ARSN (if applicable)	ABN 33 007 457 141

There was a change in the interests of the substantial holder on	3/12/2008
The previous notice was given to the company on	13/10/2008
The previous notice was dated	9/10/2008

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice in the company or scheme, are as follows:

Class of securities (4)	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power (5)
ORDINARY SHARES	4,434,604	6.55%	3,742,495	5.52%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
3/12/2008	WBC & its Associates Westpac Financial Services Group Limited (WFSG), Asgard Capital Management LTD, BT Funds Management No.2 Limited, BT Investment Management (RE) Limited	See Schedule	See Schedule	See Schedule	See Schedule

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Nature of relevant interest (6)	Number of securities
Asgard Capital Management LTD	Asgard Capital Management LTD	Asgard Capital Management Limited ABN 92 009 279 592 AFSL 240695 RSE Licence L0001946 is the trustee, administrator and custodian of all Asgard superannuation entities, the (Hillross) PortfolioCare Retirement Plan and the BEACON Superannuation Plan. In those capacities, Asgard has the power to exercise the right to vote attached to, and to dispose of, the securities held by these entities.	5,441
BT Funds Management No.2 Limited	HSBC Custody Nominees (Australia) Limited	BT Funds Management No 2 Limited is or may be the Manager of various Superannuation funds, Institutional investor portfolios and unit trusts and, in that capacity, can exercise the power to vote or dispose of the shares.	605,012
BT Investment Management (RE) Limited	HSBC Custody Nominees (Australia) Limited Australia and New Zealand Banking Group Limited IAG Nominees Limited National Australian Custodian Services National Nominees Limited	BT Investment Management (RE) Limited is the RE and fund manager of various superannuation funds, institutional investor portfolios and unit trusts and, in that capacity, can exercise the power to vote or dispose of the shares.	3,132,042

5. Changes in association

The persons who have become associates (2) of, or ceased to be associates of, or have changed the nature of their association (9) with, the holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Westpac Banking Corporation (WBC)	Level 20, Westpac Place, 275 Kent St, Sydney NSW 2000
Westpac Financial Services Group Limited	Level 20, Westpac Place, 275 Kent St, Sydney

(WFSG)	NSW 2000
Asgard Capital Management LTD	Asgard Capital Management Limited PO Box 7490, Cloisters Square WA 6850
BT Funds Management No.2 Limited	Level 20, Westpac Place, 275 Kent Street, Sydney NSW 2000
BT Investment Management (RE) Limited	Level 15, Chifley Square, 2 Chifley Square, Sydney NSW 2000
A J LUCAS GROUP LIMITED	157 Church St Ryde, NSW 2112 **Ph:** (02) 9809 6866 **Fax:** (02) 9807 6088

Signature

print name Alex Crompton capacity Company Secretary

sign here date 5/12/2008

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6of the form.

(2) See the definition of "associate" in section 9 of the Corporations Law.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Law.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate scheme multiplied by 100.

(6) Include details of:

(a) Any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and with a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) Any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details mus be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any changes in that association since the last substantial holding notice.

SCHEDULE 2

Sales & Purchases for the period : 09/10/08 - 03/12/08
SECURITY: A.J Lucas Group Limited (AJL)

BT Funds Management No.2 Limited

Date	Registered Company	Quantity	Value
9/10/2008	HSBC Custody Nominees (Australia) Limited.	42,506	157,059.67
13/10/2008	HSBC Custody Nominees (Australia) Limited.	29,084	95,919.03
14/10/2008	HSBC Custody Nominees (Australia) Limited.	4,631	18,572.63
12/11/2008	HSBC Custody Nominees (Australia) Limited.	-74,126	-360,170.82
14/11/2008	HSBC Custody Nominees (Australia) Limited.	-2,771	-13,439.91
14/11/2008	HSBC Custody Nominees (Australia) Limited.	-262	-1,259.35
17/11/2008	HSBC Custody Nominees (Australia) Limited.	-42,787	-207,516.95
17/11/2008	HSBC Custody Nominees (Australia) Limited.	-128	-619.52
21/11/2008	HSBC Custody Nominees (Australia) Limited.	-8,686	-44,507.06
21/11/2008	HSBC Custody Nominees (Australia) Limited.	-15,971	-81,777.91
24/11/2008	HSBC Custody Nominees (Australia) Limited.	-986	-5,015.09
1/12/2008	HSBC Custody Nominees (Australia) Limited.	-5,981	-28,120.87
2/12/2008	HSBC Custody Nominees (Australia) Limited.	-13,146	-59,275.31
2/12/2008	HSBC Custody Nominees (Australia) Limited.	-1,559	-7,124.63
3/12/2008	HSBC Custody Nominees (Australia) Limited.	-5,943	-27,141.68
Total		**-96,125**	**-564,417.77**
	BT Funds Management No.2 Limited total	**-96,125**	**-564,417.77**

BT Investment Management (RE) Limited

Date	Registered Company	Quantity	Value
9/10/2008	Australia and New Zealand Banking Group Limited	2,961	10,940.90
14/10/2008	Australia and New Zealand Banking Group Limited	92	368.97
12/11/2008	Australia and New Zealand Banking Group Limited	-4,669	-22,686.20
14/11/2008	Australia and New Zealand Banking Group Limited	-15	-72.10
14/11/2008	Australia and New Zealand Banking Group Limited	-160	-776.03
17/11/2008	Australia and New Zealand Banking Group Limited	-8	-38.72
17/11/2008	Australia and New Zealand Banking Group Limited	-2,708	-13,133.80
21/11/2008	Australia and New Zealand Banking Group Limited	-1,006	-5,151.12
21/11/2008	Australia and New Zealand Banking Group Limited	-547	-2,802.83
2/12/2008	Australia and New Zealand Banking Group Limited	-103	-470.71
2/12/2008	Australia and New Zealand Banking Group Limited	-873	-3,936.36
3/12/2008	Australia and New Zealand Banking Group Limited	-397	-1,813.10
Total		**-7,433**	**-39,571.10**

Date	Registered Company	Quantity	Value
9/10/2008	HSBC Custody Nominees (Australia) Limited.	16,508	60,997.06
9/10/2008	HSBC Custody Nominees (Australia) Limited.	112,982	417,468.49
9/10/2008	HSBC Custody Nominees (Australia) Limited.	20,890	77,188.55
13/10/2008	HSBC Custody Nominees (Australia) Limited.	13,904	45,855.39
13/10/2008	HSBC Custody Nominees (Australia) Limited.	74,323	245,117.26
13/10/2008	HSBC Custody Nominees (Australia) Limited.	11,189	36,901.32
14/10/2008	HSBC Custody Nominees (Australia) Limited.	1,875	7,519.69

14/10/2008	HSBC Custody Nominees (Australia) Limited.	13,159	52,774.17
14/10/2008	HSBC Custody Nominees (Australia) Limited.	2,489	9,982.13
4/11/2008	HSBC Custody Nominees (Australia) Limited.	100,000	480,390.00
12/11/2008	HSBC Custody Nominees (Australia) Limited.	-207,912	-1,010,223.62
12/11/2008	HSBC Custody Nominees (Australia) Limited.	-26,920	-130,801.59
12/11/2008	HSBC Custody Nominees (Australia) Limited.	-34,236	-166,349.30
14/11/2008	HSBC Custody Nominees (Australia) Limited.	-107	-514.32
14/11/2008	HSBC Custody Nominees (Australia) Limited.	-1,134	-5,500.13
14/11/2008	HSBC Custody Nominees (Australia) Limited.	-83	-398.95
14/11/2008	HSBC Custody Nominees (Australia) Limited.	-880	-4,268.17
14/11/2008	HSBC Custody Nominees (Australia) Limited.	-8,054	-39,063.51
14/11/2008	HSBC Custody Nominees (Australia) Limited.	-761	-3,657.90
17/11/2008	HSBC Custody Nominees (Australia) Limited.	-117,883	-571,732.55
17/11/2008	HSBC Custody Nominees (Australia) Limited.	-354	-1,713.36
17/11/2008	HSBC Custody Nominees (Australia) Limited.	-15,653	-75,917.05
17/11/2008	HSBC Custody Nominees (Australia) Limited.	-47	-227.48
17/11/2008	HSBC Custody Nominees (Australia) Limited.	-19,872	-96,379.20
17/11/2008	HSBC Custody Nominees (Australia) Limited.	-60	-290.40
21/11/2008	HSBC Custody Nominees (Australia) Limited.	-3,998	-20,485.75
21/11/2008	HSBC Custody Nominees (Australia) Limited.	-7,352	-37,645.18
21/11/2008	HSBC Custody Nominees (Australia) Limited.	-3,130	-16,038.12
21/11/2008	HSBC Custody Nominees (Australia) Limited.	-5,756	-29,473.02
21/11/2008	HSBC Custody Nominees (Australia) Limited.	-23,430	-120,055.32
21/11/2008	HSBC Custody Nominees (Australia) Limited.	-43,084	-220,607.31
24/11/2008	HSBC Custody Nominees (Australia) Limited.	-4,488	-22,827.32
2/12/2008	HSBC Custody Nominees (Australia) Limited.	-43,885	-197,877.47
2/12/2008	HSBC Custody Nominees (Australia) Limited.	-5,203	-23,777.71
2/12/2008	HSBC Custody Nominees (Australia) Limited.	-562	-2,568.34
2/12/2008	HSBC Custody Nominees (Australia) Limited.	-4,737	-21,359.13
2/12/2008	HSBC Custody Nominees (Australia) Limited.	-740	-3,381.80
2/12/2008	HSBC Custody Nominees (Australia) Limited.	-6,244	-28,154.20
3/12/2008	HSBC Custody Nominees (Australia) Limited.	-2,698	-12,321.77
3/12/2008	HSBC Custody Nominees (Australia) Limited.	-1,995	-9,111.16
3/12/2008	HSBC Custody Nominees (Australia) Limited.	-23,527	-107,447.81
Total		**-247,466**	**-1,545,974.88**

Date	Registered Company	Quantity	Value
24/11/2008	IAG Nominees Limited	1,340	6,717.02
1/12/2008	IAG Nominees Limited	1,562	7,571.80
Total		**2,902**	**14,288.82**

Date	Registered Company	Quantity	Value
9/10/2008	National Australian Custodian Services	26,784	98,966.88
9/10/2008	National Australian Custodian Services	13,792	50,961.44
9/10/2008	National Australian Custodian Services	5,388	19,908.66
13/10/2008	National Australian Custodian Services	3,636	11,991.53
13/10/2008	National Australian Custodian Services	9,407	31,024.29
13/10/2008	National Australian Custodian Services	18,138	59,819.12
14/10/2008	National Australian Custodian Services	3,096	12,416.51
14/10/2008	National Australian Custodian Services	1,533	6,148.10
14/10/2008	National Australian Custodian Services	625	2,506.56
12/11/2008	National Australian Custodian Services	-8,766	-42,593.12

12/11/2008	National Australian Custodian Services	-22,337	-108,533.25
12/11/2008	National Australian Custodian Services	-43,516	-211,439.89
14/11/2008	National Australian Custodian Services	-1,428	-6,926.09
14/11/2008	National Australian Custodian Services	-135	-648.90
14/11/2008	National Australian Custodian Services	-726	-3,521.25
14/11/2008	National Australian Custodian Services	-69	-331.66
14/11/2008	National Australian Custodian Services	-27	-129.78
14/11/2008	National Australian Custodian Services	-289	-1,401.71
17/11/2008	National Australian Custodian Services	-15	-72.60
17/11/2008	National Australian Custodian Services	-5,090	-24,686.50
17/11/2008	National Australian Custodian Services	-12,987	-62,986.95
17/11/2008	National Australian Custodian Services	-39	-188.76
17/11/2008	National Australian Custodian Services	-25,284	-122,627.40
17/11/2008	National Australian Custodian Services	-76	-367.84
21/11/2008	National Australian Custodian Services	-9,294	-47,589.00
21/11/2008	National Australian Custodian Services	-5,054	-25,896.70
21/11/2008	National Australian Custodian Services	-2,592	-13,281.41
21/11/2008	National Australian Custodian Services	-1,873	-9,590.51
21/11/2008	National Australian Custodian Services	-1,018	-5,216.23
21/11/2008	National Australian Custodian Services	-4,766	-24,403.83
2/12/2008	National Australian Custodian Services	-460	-2,102.20
2/12/2008	National Australian Custodian Services	-3,883	-17,508.45
2/12/2008	National Australian Custodian Services	-1,563	-7,047.57
2/12/2008	National Australian Custodian Services	-185	-845.45
2/12/2008	National Australian Custodian Services	-908	-4,149.56
2/12/2008	National Australian Custodian Services	-7,658	-34,529.92
3/12/2008	National Australian Custodian Services	-3,282	-14,988.89
3/12/2008	National Australian Custodian Services	-649	-2,963.98
3/12/2008	National Australian Custodian Services	-1,636	-7,471.61
Total		**-83,206**	**-510,297.92**

Date	Registered Company	Quantity	Value
9/10/2008	National Nominees Limited	8,189	30,258.36
13/10/2008	National Nominees Limited	5,532	18,244.54
14/10/2008	National Nominees Limited	947	3,797.94
12/11/2008	National Nominees Limited	-13,302	-64,633.09
14/11/2008	National Nominees Limited	-433	-2,100.14
14/11/2008	National Nominees Limited	-41	-197.07
17/11/2008	National Nominees Limited	-23	-111.32
17/11/2008	National Nominees Limited	-7,736	-37,519.60
21/11/2008	National Nominees Limited	-2,840	-14,541.94
21/11/2008	National Nominees Limited	-1,545	-7,916.58
2/12/2008	National Nominees Limited	-2,362	-10,650.26
2/12/2008	National Nominees Limited	-280	-1,279.60
3/12/2008	National Nominees Limited	-988	-4,512.20
Total		**-14,882**	**-91,160.96**

Date	Registered Company	Quantity	Value
24/11/2008	The Northern Trust company	-1,340	-6,717.02
Total		**-1,340**	**-6,717.02**

	BT Investment Management (RE) Limited total	**-351,425**	**-2,179,433.06**

Asgard Capital Management Limited

Date	Registered Company	Quantity	Value
16/10/2008	Asgard Capital Management Limited	-350	1,277.50
Totals		**-350**	**1,277.50**
	Asgard Capital Management Limited Total	**-350**	**1,277.50**

Rule 3.19A.1

Appendix 3X -

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	St.George Bank Limited
ABN:	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	John Simon Curtis
Date of appointment:	1 December 2008

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities

1,170 Westpac Banking Corporation ordinary shares 1,300 Westpac Infrastructure Term Notes (renewable annually)

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Stourhead Holdings Pty Ltd as trustee for the Stourhead Trust	24,783 Westpac Banking Corporation ordinary shares
Stourhead Holdings Pty Ltd as trustee for the Curtis Super Fund	27,184 Westpac Banking Corporation ordinary shares 19,650 self funding Instalment Warrants in fully paid ordinary shares of Westpac Banking Corporation
Mr Curtis is a director of Stourhead Holdings Pty Ltd	

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	St.George Bank Limited
ABN:	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Lindsay Philip Maxsted
Date of appointment:	1 December 2008

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities

3,264 Westpac Banking Corporation ordinary shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Nil	N/A

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	St.George Bank Limited
ABN:	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Gregory Michael Bartlett
Date of appointment:	1 December 2008

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities

976,424 Westpac Banking Corporation ordinary shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Nil	N/A

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X -

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	St.George Bank Limited
ABN:	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Peter John Oswin Hawkins
Date of appointment:	1 December 2008

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities

5,949 Westpac Banking Corporation ordinary shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Petlyn Holdings Pty Ltd (ATF The Hawkins Family Trust) Mr Hawkins is a director of Petlyn Holdings Pty Ltd	1,799 Westpac Banking Corporation ordinary shares
Equitas Nominees Pty Ltd- Lynter Investments Pty Ltd (ATF The Hawkins Family Super Fund) Mr Hawkins is a director of Lynter Investments Pty Ltd	7,470 Westpac Banking Corporation ordinary shares 2,000 CPSII

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	St.George Bank Limited
ABN:	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Gail Patricia Kelly
Date of appointment:	1 December 2008

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities

Class	Westpac Banking Corporation fully paid ordinary shares *	Options to acquire Westpac Banking Corporation fully paid ordinary shares **	Rights to Westpac Banking Corporation fully paid ordinary shares **
Number	459,467	720,556	202,021

* Combination of existing St.George Bank Limited ordinary shares that have converted into Westpac Banking Corporation ordinary shares and existing holding of Westpac Banking Corporation ordinary shares.

** These awards of Options and Rights were approved by shareholders at Westpac Banking Corporation's 2007 Annual General Meeting (AGM). Details of the awards are included in the 2007 AGM Notice of Meeting lodged with the ASX on 8 November 2007.

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
G&A Kelly Investments Pty Ltd (ATF the Kelly Family Trust)	1,152,800 Westpac Banking Corporation ordinary shares***
G&A Kelly Investments Pty Ltd (ATF the Kelly Family Superannuation Fund)	90,390 Westpac Banking Corporation ordinary shares***

*** Existing St.George Bank Limited ordinary shares that have converted into Westpac Banking Corporation ordinary shares

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

Australian Securities & Investments Commission

OFFICE USE ONLY: 1F

RECEIVED

2008 DEC 23 A 10:20

Form 484

Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or proprietary company members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members for proprietary companies

All mandatory fields will be identified with an *.

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name *
ST.GEORGE BANK LIMITED

ACN/ABN *
92 055 513 070

Corporate key *
57151627

Lodgement details

Who should ASIC contact if there is a query about this form?

Firm/organisation
ST.GEORGE BANK LIMITED

Contact name/position description
ELEANOR HUTTON

ASIC registered agent number (if applicable)
14475

Telephone number
0292362832

Postal or DX address
LEVEL 8, 182 GEORGE STREET
SYDNEY NSW 2000

Total number of pages including this cover sheet
3

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name *
MICHAEL HAROLD SEE BOWAN

Capacity *
☐ Director
☑ Company secretary

This form must be **SIGNED** and **DATED** by a current officeholder after it is **PRINTED**

Signature
[signature]

Date signed
{current date/time} 19·11·08 (dd/mm/yyyy)

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 1300 300 630
Email Click here to send ASIC an email.
Web www.asic.gov.au

Change Notification Page

Please notify the changes you wish to make by selecting at least one of the tick boxes available below. Your tickbox selections will generate the appropriate section(s) which will appear after this page.

- A1 ☐ Change of address
- A2 ☐ Change a name for officeholder or proprietary company members
- A3 ☐ Change of ultimate holding company details
- B1 ☐ Cease an officeholder
- B2 ☐ Appoint an officeholder
- B3 ☐ Change to special purpose company status

Click on the button below if you need assistance in making your selection

Form 484 Guide

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC of changes to the shares and/or members register, select the appropriate tickbox below.
Please wait until the table displays showing the appropriate sections that you should complete.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
C ☑ **Issue of shares** ☐ Proprietary company ☑ Public company ☐ if in response to the Annual company statement ☑ if not in response to the Annual company statement	Not required	✔	Not required	Not required

- C ☐ **Cancellation of shares**
- C ☐ **Transfer of shares**
- C ☐ **Changes to amounts paid**
- C ☐ **Changes to beneficial ownership**

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	332366	NIL	NIL
ORD	51610240	$24.22	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred *

01/11/2008 (dd/mm/yyyy)

If shares were issued for other than cash, were some or all shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☑ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☑ No

ASIC registered agent number 1HH75
lodging party or agent name ST. GEORGE BANK LIMITED
office, level, building name or PO Box no.
street number & name
suburb/city state/territory postcode
telephone ( )
facsimile ( )
DX number suburb/city

A BARCODE IS NOT REQUIRED ON THIS DOCUMENT

ASS. CASH PROC REQ A REQ P

Australian Securities & Investments Commission

Notification of

details of shares issued other than for cash

form **208**

Corporations Act 2001
117(2), 163(3), 254X(1), 601BC(2)

company name ST. GEORGE BANK LIMITED
A.C.N. 92 055 513 010

Details of the shares issued

class code	total number of shares issued	date of issue (d/m/y)
ORD	39,386	01/11/2008
ORD	292,980	14/11/2005

Details of the issue

(Tick the boxes which apply and fill in the details required.)

☐ ***The issue was made under a contract not reduced to writing.***

date of the contract (d/m/y) / /
parties to the contract
nature of the contract

☐ ***The issue was made under written contract.***

date of the contract (d/m/y) / /
parties to the contract
nature of the contract

☐ **The issue was made under a provision in the company's constitution / replaceable rules.**

relevant clauses in constitution
and/or replaceable rules

☐ The issue was made in satisfaction of a dividend declared in favour of, but not payable in cash to the shareholders.

or

☐ The issue was made by using an account or reserve to pay up, or partly pay up, unissued shares to which the shareholders have become entitled.

date of relevant resolution or authority (d/m/y) / /

summary of the provisions of the relevant resolution or other authority

☐ **The issue was made in satisfaction or part satisfaction of the purchase price of property.**

details of the property:

amount paid in cash	$
amount deemed as paid in shares issued	$
amount of debt released or liabilities assumed (including mortgages on the property)	$
TOTAL purchase price	$

☒ **The issue was made in consideration of services rendered or any other consideration not mentioned above.**

details: SHARES ISSUED TO ST GEORGE BANK STAFF UNDER THE TERMS OF THE EXECUTIVE PERFORMANCE SHARE PLAN APPROVED BY SHAREHOLDERS AT THE ST GEORGE BANK LIMITED ANNUAL GENERAL MEETING HELD ON 3 FEBRUARY 1998.

Signature

I certify that the information in this form is true and complete.

print name MICHAEL HAROLD SEE BOWMAN capacity SECRETARY

sign here [signature] 28.11.08

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

The time actually spent reading the instructions, working on the question and obtaining the information

The time spent by all employees in collecting and providing this information

hrs mins

ASIC registered agent number	268 - ACA - Sydney
lodging party or agent name	Allens Arthur Robinson Corporate Pty Ltd
office, level, building name or PO Box no	Level 5, Deutsche Bank Building
street number & name	126 Phillip Street
suburb/city	Sydney state/territory NSW postcode 2000
telephone	(02) 9230 4344
facsimile	(02) 9230 5333
DX number	suburb/city
Ref	

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC ☐

Australian Securities & Investments Commission

form **909**

Notification of

office at which register is kept

Corporations Act 2001
100(1)(d), 172, 271, 1302(4)
601CZC

company name St George Bank Limited

A.C.N. ABN 92 055 513 070

Details of Register

- ☒ Register of members
- ☐ Register of options
- ☐ Register of charges
- ☐ Register of holders of debentures
- ☐ Register of debenture holders for non-companies

Details of change

- ☐ change from registered office — date of change (d/m/y) / /
- ☐ change from principal place of business — date of change (d/m/y) / /
- ☒ change from other address — date of change (d/m/y) 24/11/2008

Details of other address where changed from:

at the office of Computershare Investor Services Pty Limited

office, level, building name Level 30

street number & name 60 Carrington Street

suburb/city Sydney state/territory NSW postcode 2000

New address

at the office of Link Market Services Limited

office, level, building name Level 12

street number & name 680 George Street

suburb/city Sydney state/territory NSW postcode 2000

Does the company occupy these premises? ☐ yes ☒ no

If NO, name of occupier Link Market Services Limited

occupier's consent (Tick box to assent to statement required by subsection 100(1)(d)

☒ The occupier of the premises has consented in writing to the use of the new address as the place for keeping of the register and has not withdrawn that consent.

Signature

print name Michael Bowan capacity Company Secretary

sign here date 28 / 11 /2008

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

atys A0111535906v1 206015614

street number and name	126 Phillip Street
suburb/city	Sydney state/territory NSW postcode 2000
telephone	(02) 9230 4344
facsimile	(02) 9230 5333
DX number	suburb/city
Ref	

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC ☐

Australian Securities & Investments Commission

ASCOT **991/992**

Notification of
location of books on computer

Corporations Act 2001
1301, 1301(4)

corporation name	St George Bank Limited
A.C.N.	ABN 92 055 513 070

Notification

The corporation hereby gives notice that under Section 1301 of the Corporations Act 2001 in respect to books and records kept otherwise than in writing:

tick the appropriate box (991) ☐ situation of the place of storage or the place of inspection

(992) ☒ change in the situation of the place of storage or inspection

insert details of book(s) Registers of members for: 1. ordinary share register 2. Step-up preference share register (SPS) 3 Converting preference share register (CPS) 4. Converting preference shares II register (CPS II)

The above listed books are stored on computer at the following address:

at the office of	Computershare Investor Services Pty Limited
office, level, building name	Level 30
street number and name	60 Carrington Street
suburb/city	Sydney state NSW postcode 2000

and may be inspected at that place/the following place:

at the office of	Link Market Services Limited
office, level, building name	Level 12
street number and name	680 George Street
suburb/city	Sydney state NSW postcode 2000

Effective date

(d/m/y) 24/11/2008

Signature

I certify that the information in this form is true and complete.

print name Michael Bowan capacity Company Secretary

sign here date 18 / 11 /2008

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

END

atys A0111535912v2 206015614